082-04620

FINANCIAL REPORT

(Report under Article 24, paragraph 1 of Securities Exchange Law)

Business Year The 58th Term — From April 1, 2005 through March 31, 2006


06015842

ARISAWA MANUFACTURING CO., LTD.

301-046

TABLE OF CONTENTS

Page Number

Cover Page

Type of Submitted Document:	Financial Report
Authoritative Text:	Securities Exchange Law, Article 24, paragraph 1
Submitted to:	Chief of Kanto Financial Affairs Bureau
Date of Submission:	June 30, 2006
Business Year:	During the 58th Term (from April 1, 2005 to March 31, 2006)
Name of Company:	Kabushiki Kaisha Arisawa Seisakusho
English Translation of Company Name:	Arisawa Manufacturing Co., Ltd.
Name and Title of Representative:	Sanji Arisawa, President and Chief Executive Officer
Location of Principal Office:	5-5, Minami Honcho 1-chome, Joetsu City, Niigata Prefecture
Telephone Number:	(025) 524-5124
Contact Person:	Koji Ohta, General Affairs Department Manager
Nearest Liaison Office:	12-5, Yanagibashi 2-chome, Taito-ku, Tokyo
Telephone Number:	(03) 3861-1110
Contact Person:	Hideo Koike, General Affairs Group, Tokyo Branch Office
Places where Copies of This Report Are Available for Public Inspection:	Arisawa Manufacturing Co., Ltd., Tokyo Branch Office 12-5, Yanagibashi 2-chome, Taito-ku, Tokyo Arisawa Manufacturing Co., Ltd., Osaka Branch Office Konishi Nissei Building 11th Floor, 12-12, Minami Senba 4-chome, Chuo-ku, Osaka Tokyo Stock Exchange 2-1, Nihonbashi Kabuto-cho, Chuo-ku, Tokyo

PART I. INFORMATION ABOUT THE BUSINESS

1. General Conditions of Business

1. Changes in Principal Business Indicators, etc.

(1) Consolidated Business Indicators, etc.

Term	54th term	55th term	56th term	57th term	58th term
Period/Year end	March 2002	March 2003	March 2004	March 2005	March 2006
Sales (¥ millions)	28,711	37,004	48,629	57,552	44,759
Ordinary profits (¥ millions)	3,791	5,276	8,345	11,132	5,320
Net profit (¥ millions)	2,358	3,119	5,150	7,156	3,892
Net assets (¥ millions)	27,385	29,314	35,101	41,431	42,927
Total assets (¥ millions)	37,851	44,712	53,410	58,768	56,385
Net asset per share (¥)	1,126.44	1,092.69	1,174.57	1,251.92	1,209.93
Net profit per share (%)	106.08	115.15	173.17	216.82	108.06
Fully diluted net profit per share (¥)	106.03	114.96	171.78	215.14	107.82
Net worth ratio (%)	72.3	65.7	65.7	70.5	76.1
Return on Equity (%)	9.8	11.0	16.0	18.7	9.2
Price earnings ratio (times)	21.0	19.4	23.4	17.9	24.1
Cash flows from operating activities (¥ millions)	4,030	6,783	5,934	5,435	4,470
Cash flows from investing activities (¥ millions)	Δ4,380	Δ5,381	Δ6,914	Δ2,994	Δ1,097
Cash flows from financing activities (¥ millions)	3,951	Δ799	Δ285	Δ914	Δ4,122
Balance of cash and cash equivalents at the end of year (¥ millions)	5,251	5,773	4,503	6,036	5,308
Number Of Employees	851	881	954	997	1,001

Note: 1. *Consumption tax not included in sales amounts.*

2. *In calculation of net asset per share, net profit per share and fully diluted net profit per share, "Accounting Standards for Net Profit per Share" (Issue No. 2 of Accounting Standards for Business Enterprises) and "Application Guidelines of Accounting Standards for Net Profit per Share" (Issue No. 4 of Application Guidelines of Accounting Standards for Business Enterprises) have been applied from 55th consolidated fiscal year.*

(2) Business Indicators of the Company

Term	54th term	55th term	56th term	57th term	58th term
Period/Year end	March 2002	March 2003	March 2004	March 2005	March 2006
Sales (¥ millions)	26,063	34,594	45,267	54,149	41,696
Ordinary profits (¥ millions)	3,425	4,552	7,252	9,658	3,676
Net profit for year (¥ millions)	2,009	2,469	4,271	6,003	2,419
Capital Stock (¥ millions)	6,320	6,378	6,802	7,023	7,101
Total Number Of Shares Issued And Outstanding (1,000 Shares)	24,311	26,801	29,903	33,125	36,526
Net Assets (¥ millions)	23,645	25,015	29,636	34,796	33,370
Total Assets (¥ millions)	32,718	39,185	46,744	50,937	45,884
Net asset per share (¥)	972.60	932.23	991.84	1,051.65	940.76
Dividend per share (¥) (Of these, interim dividend per share)	21.00 (—)	23.00 (—)	43.00 (—)	59.00 (—)	33.00 (—)
Net profit per share (¥)	90.36	90.87	143.73	182.10	67.31
Fully diluted net profit per share (¥)	90.31	90.72	142.58	180.69	67.16
Net Worth Ratio (%)	72.3	63.8	63.4	68.3	72.7
Return on Equity (%)	9.8	10.1	15.6	18.6	7.09
Price earnings ratio (times)	24.7	24.5	28.2	21.4	38.77
Dividend payout ratio (%)	25.4	25.3	29.9	32.3	49.0
Number Of Employees	569	603	662	750	757

Note: 1. *Consumption tax not included in sales amounts.*

2. *In calculation of net asset per share, net profit per share and fully diluted net profit per share, "Accounting Standards for Net Profit per Share" (Issue No. 2 of Accounting Standards for Business Enterprises) and "Application Guidelines of Accounting Standards for Net Profit per Share" (Issue No. 4 of Application Guidelines of Accounting Standards for Business Enterprises) have been applied from 55th business year.*

2. History

July 1949	• Arisawa Mfg. Co., Ltd. incorporated by succeeding the businesses of "Arisawa Manufacturing," which was established in 1909 and manufactured Batten lace, narrow woven fabric, electric insulation tapes and glass fiber fabric, etc.
April 1954	• Established resin processing division
June 1954	• Relocated the Head Office from Ohmachi, Takada-shi (currently Joetsu-shi), Niigata Prefecture to Minami-Honcho Takada-shi.
May 1959	• Established Tokyo Satellite Office, and Osaka Satellite Office
September 1960	• Began OTC trading for the stock at Tokyo Security Dealers' Association
October 1961	• Listed on the 2nd Section of Tokyo Stock Exchange
December 1966	• Incorporated Arisawa Jushi Kogyo Co., Ltd. (currently a consolidated subsidiary), which is engaged in forming and processing of resin products related to industrial structural materials.
June 1968	• Established a factory in Oaza-Nakadahara, Takada-shi (currently Joetsu-shi), Niigata Prefecture and also established resin processing facilities.
August 1973	• Incorporated Eagle Co., Ltd. (currently a consolidated subsidiary), which is engaged in operation of driving ranges.
March 1974	• Incorporated Myoko Shinko Co., Ltd., which is engaged in processing of resin products related to electric insulation materials.
June 1974	• Merged with Arisawa Shoji Co., Ltd. and reorganized sales department into Tokyo Branch and Osaka Branch.
April 1976	• Incorporated Yuai Sangyo Ltd., which manufactures glass and special fiber fabric products related to electric insulation materials.
May 1987	• Incorporated Arisawa Logistics, Ltd., which operates warehouse management and logistics.
October 1989	• Incorporated Arisawa Kenpan Co., Ltd. (currently a consolidated subsidiary), which carries out purchase and sale of related products.
July 1991	• Incorporated Polatechno Co., Ltd., which manufactures liquid crystal display polarizing plates by joint investment with Nippon Kayaku Co., Ltd.
December 1994	• Established a technical development center in Nakadahara Factory
October 1996	• Incorporated Arisawa Polywork Co., Ltd., which conducts molding and processing of resin products related to industrial structural materials through investment of Arisawa Logistics, Ltd.
July 1999	• Established a factory in Oaza-Nakadahara, Joetsu-shi, Niigata Prefecture and newly established resin processing facilities.
July 2000	• Incorporated Arisawa Fiberglass Co., Ltd. (currently a consolidated subsidiary) and spun off glass cloth fabrication department of the Submitting Company, related to electronic materials and electric insulation materials and consigned manufacture to Arisawa Fiberglass.
September 2002	• The Company was designated on the 1st Section of Tokyo Stock Exchange
April 2003	• Myoko Shinko Co., Ltd. merged with Arisawa Polywork Co., Ltd., Yuai Sangyo, Ltd. and Arisawa Logistics, Ltd. and the company name was changed to Arisawa Sogyo Co., Ltd. (currently a consolidated subsidiary).
March 2006	• Polatechno Co., Ltd. (currently equity method applied affiliated company) was listed on the JASDAQ Stock Exchange.

3. Details of Business

Our group, comprised of the Company and 10 subsidiaries and 7 affiliates, is engaged in manufacturing and sales of electronic materials, display materials, electric insulation materials and industrial structural materials. In addition, it is developing operational activities such as the sale of goods related to each operation, logistics and the sale of other services and sporting goods.

Position of our group operations and the related segment by business category shall be as follows. In this connection, two operations of "Manufacturing and sales operation of industrial materials" and "Other Businesses" are the same as the classifications of Segment Information by Business Category, to be enumerated in "Segment Information of 5. Status of Accounting."

(1) Manufacturing and sales operation of industrial materials

1) Electronic Materials

The Company carries out manufacture and sales of base materials for flexible and rigid printed-wiring boards, etc., to be used as electronic materials and Arisawa Fiber Glass Co., Ltd., one of our subsidiaries conducts manufacture of glass cloth for printed-wiring boards. ARISAWA MANUFACTURING (DALIAN) CO., LTD., one of our subsidiaries, performs the post-processing of materials for flexible printed-wiring boards and an affiliated company, Taiflex Scientific Co., Ltd. also manufactures and sells the products.

2) Display Materials

The Company manufactures and sells Fresnel lenses and anti-reflection films for projection TVs, and Asuna Co., Ltd., a subsidiary, sells three-dimensional display equipment. Polatechno Co., Ltd., an affiliated company, manufactures and sells polarizing plates for liquid crystal displays, etc., Colorlink Japan Co., Ltd. manufactures and sells special optical films and DDD Group plc develops and sells 3D contents and hardware.

3) Electric Insulation Materials

Arisawa Fiber Glass Co., Ltd., a subsidiary, manufactures glass cloth tapes used as electric insulation materials and the Company sells these while other subsidiary Arisawa Sogyo Co., Ltd. and an affiliated company, Tochio Nakajin Shosen, Ltd. manufacture these products.

The Company manufactures and sells pre-preg for electric insulation and Arisawa Jushi Kogyo Co., Ltd., one of our subsidiaries also carries out manufacturing.

4) Industrial Structural Materials

While the Company manufactures and sells FW molded products used as industrial application structural materials, and honeycomb panels and pre-preg, etc., for aircraft, Arisawa Sogyo Co., Ltd., a subsidiary, and, Shinano Co., Ltd. an affiliated company manufacture drawing molded products and FRP ski sheets, etc.

5) Other

Related products set forth in 3) and 4) in the above are sold by the Company and also by Arisawa Kenpan Co., Ltd., a subsidiary.

(2) Other Businesses

Eagle Co., Ltd., a subsidiary, operates a driving range, and Shinano Co., Ltd., an affiliated company, sells sporting goods.

The above matters are shown in the following Business Activities Diagram.

(Business Activities Diagram)



Electronic materials
Taiflex Scientific Co., Ltd.
ARISAWA MANUFACTURING (DALIAN) CO.,LTD.
Arisawa Fiber Glass Co., Ltd.
Electric insulation materials
Arisawa Jushi Kogyo Co., Ltd.
Tochio Nakajin Shosen, Ltd.
Arisawa Sogyo Co., Ltd.
Industrial application structural materials
Ryoyu Kogyo Co., Ltd.
Arisawa Manufacturing Co., Ltd. (Manufacture and sales)
Polatechno Co., Ltd.
Colorlink Japan Co., Ltd.
Asuna Co., Ltd.
DDD Group plc
Display materials
Arisawa Kenpan Co., Ltd.
Other industrial materials
Eagle Co., Ltd.
Shinano Co., Ltd.
Kei Ski Garage, Ltd.
NB Optic, Co., Ltd.
Other Businesses
Transactions of products, etc.
Other Businesses
Consolidated subsidiary
Non-consolidated subsidiary
Affiliated company to which equity method has been applied
Affiliated company to which equity method has not been applied

Note 1. Shinano Co., Ltd. manufactures and sells industrial materials (industrial application structural materials) in addition to Other businesses.

2. Kei Ski Garage, Ltd. was dissolved as of March 31, 2006 and liquidation will be completed by the end of June 2006.

4. Status of Affiliated Companies

(1) Consolidated Subsidiaries

Name	Address	Capital (¥1,000)	Details of major operations	Ownership ratio of voting rights (%)	Pertinent details
Arisawa Fiber Glass Co., Ltd.	Joetsu City, Niigata	100,000	Manufacturing and sales operation of industrial materials	100.0	Consigned manufacture of glass fiber fabric products related to electronic materials and electric insulation materials Lease of building and manufacturing equipment and financial assistance Holding office of directorate concurrently
Arisawa Sogyo Co., Ltd.	Joetsu City, Niigata	30,950	Manufacturing and sales operation of industrial materials	100.0	Consigned manufacture of glass fiber fabric products and resin products related to electric insulation materials and industrial structural materials and consignment of warehouse and logistics operations Lease of building and machinery and equipment
Arisawa Kenpan Co., Ltd.	Chuo-ku, Osaka	30,000	Manufacturing and sales operation of industrial materials	100.0	Purchase of raw materials related to manufacturing and sales operation of industrial materials, sale of products, Debt guarantee Holding office of directorate concurrently
Arisawa Jushi Kogyo Co., Ltd.	Joetsu City, Niigata	10,000	Manufacturing and sales operation of industrial materials	100.0	Consigned manufacture of resin products related to electric insulation materials Lease of land and building Holding office of directorate concurrently
Eagle Co., Ltd.	Joetsu City, Niigata	10,000	Other businesses	100.0	Lease of land Financial assistance, Debt guarantee Holding office of directorate concurrently
Arisawa Sporting Goods Co., Ltd. *5	Kawaguchi City, Saitama	10,000	Other businesses	100.0 (100.0)	Sale of resin processed products, Lease of building, Financial assistance Holding office of directorate concurrently

Note: 1. *There is no company falling under specified subsidiary among stated subsidiaries.*

2. *There is no company submitting registration statement or financial report among stated subsidiaries.*

3. *As for all consolidated subsidiaries, the ratio of net sales (excluding inter-company sales between consolidated companies) in the consolidated sales is less than 10/100 respectively.*

(2) Affiliated Companies to which Equity Method applies

Name	Address	Capital (¥1,000)	Details of major operations	Ownership ratio of voting rights (%)	Pertinent details
Shinano Co., Ltd.	Saku City, Nagano	400,000	Other businesses	50.0	Consigned manufacture of resin products related to industrial structural materials Lease of machinery equipment Holding office of directorate concurrently
Colorlink Japan Co., Ltd.	Joetsu City, Niigata	187,687	Manufacturing and sales operation of industrial materials	49.0	Lease of building and machinery equipment Supply of raw materials, Financial assistance Holding office of directorate concurrently
Polatechno Co., Ltd. *1	Joetsu City, Niigata	3,095,125	Manufacturing and sales operation of industrial materials	40.9	Sale and purchase of products related to display materials Lease of land and building Holding office of directorate concurrently
Taiflex Scientific Co., Ltd.	Gaoxiong City, Republic of China	NT$947,503,000	Manufacturing and sales operation of industrial materials	20.9	Holding office of directorate concurrently
DDD GROUP plc	London, UK	£4,656,000	Manufacturing and sales operation of industrial materials	20.0	Business alliance in 3D business Holding office of directorate concurrently

*Note: *1. For Polatechno Co., Ltd., financial reports are submitted.*

5. Status of Employees

(1) Status of Consolidated Companies

(as of March 31, 2006)

Segment by business category	er of employees
Manufacturing and sales operation of industrial materials	998
Other businesses	3
Total	1,001

Note: The number of employees indicates full-time employees and does not include part-time and temporary employees.

(2) Status of the Submitting Company

(as of March 31, 2006)

Number of Employees	Average age (years old)	Average years of service (years)	Average annual salary (yen)
757	37.8	14.9	5,494,853

Note: 1. *The number of employees indicates full-time employees and does not include part-time and temporary employees.*

2. *Average annual salary includes bonuses and extra wages.*

(3) Labor Union

Labor union of the Submitting Company belongs to Local Division of the Japanese Federation of Textile, Chemical, Food, Commercial, Service and General Workers' Unions and has wholesomely developed since its establishment in 1946. Labor and management relations are harmonious and efforts are made in the development of corporate business through mutual cooperation. The number of union members as of March 31, 2006 is 698.

2. Status of Business

1. Outline of Business Performance, etc.

(1) Performance

As for economic conditions in the current consolidated accounting period, business progressed on a gradual recovery trajectory due to improvements in corporate business results and an increase in capital investment.

On the other hand, in related industries of the Company, demand situation lacked strength as a result of a price hike in materials due to soaring crude oil prices and continued inventory adjustments of IT-related products as well as more intensified competition for large size TVs in the first half of the current period.

Under such circumstances, our Group (the Company, consolidated subsidiaries and affiliated companies to which the equity method applies) has concentrated its business resources on electronic materials and display materials fields in manufacturing and sales operation of industrial materials as well as accelrated development of new products and promoted streamlining of business resources and implementation of thorough cost reductions. However, due to the delay in inventory adjustments and tougher competition, sales of display materials almost halved and sales of electronic materials also decreased, which recorded a large revenue decrease from the previous period. As a result, for business results for the current consolidated fiscal year, sales were ¥44,759 million, a decrease of 22.2% from the previous consolidated fiscal year. Regarding profits, operating profit was ¥3,828 million, a decrease of 61.2% from the previous consolidated fiscal year due to the decrease in sales and sales prices, ordinary profit was ¥5,320 million, a decrease of 52.2% from the previous consolidated fiscal year. Net profit was ¥3,892 million, a decrease of 45.6% from the previous consolidated fiscal year.

The segment results by field of operation were as follows.

1) Manufacturing and sales operation of industrial materials

In manufacturing and sales operation of industrial materials, in the field of electronic materials, as a result of a decrease in flexible printed circuit board materials due to tougher competition (flexible printed circuit board materials: amount of orders received was ¥22,693 million, a decrease of 14.3%, production decreased 12.6%, as compared to the previous consolidated fiscal year, on a non-consolidated basis of the Submitting Company), sales were ¥25,639 million, a decrease of 11.9% from the previous consolidated fiscal year.

In the display materials field, due to a decrease in demand for projection TVs along with growth of plasma TVs and liquid crystal TVs, sales of Fresnel lenses and anti-reflection plates decreased (Fresnel lenses: amount of orders received was ¥7,115 million, a decrease of 54.3%, production decreased 50.4%, as compared to the previous consolidated fiscal year, on a non-consolidated basis of the Submitting Company) and sales were ¥8,736 million, a decrease of 53.7% from the previous consolidated fiscal year.

In other electric insulation materials field, sales were ¥3,127 million, a decrease of 1.8% from the previous consolidated fiscal year. In the industrial structural materials field, sales were ¥3,047 million, an increase of 4.0% from the previous consolidated fiscal year. For related products, sales were ¥3,797 million, an increase of 35.9% from the previous consolidated fiscal year.

As a result, sales decreased by 22.2% from the previous consolidated fiscal year to ¥44,350 million and operating income decreased by 61.3% from the previous consolidated fiscal year to ¥3,825 million.

2) Other Business

As for driving ranges, sales decreased due to a decrease in the golf playing population. In response to this, we have made a thorough review and reduced sales costs to make the business more efficient.

For sales of sporting and recreation goods, including surf boards, as improvement in performance cannot be expected, due to the sluggish sporting goods market, we liquidated this business in the current consolidated fiscal year.

As a result, sales decreased by 22.0% from the previous consolidated fiscal year to ¥410 million and operating income recorded ¥10 million (deficit of ¥7 million in the previous consolidated fiscal year).

The category for regional segments does not apply as our corporate group only engages in business within Japan.

It should also be noted that the amounts of sales, orders and the like stated in this section do not include the amount for local consumption tax, etc.

(2) Cash Flows

On a consolidated basis, our cash and cash equivalents (hereinafter referred to as "Funds") during the current consolidated fiscal year recorded ¥5,308 million due to the increase in cash outflow in connection with the decrease in current net profit before taxes, etc., and the increase in cash outflow by the acquisition of treasury stocks, which was a decrease of ¥727 million (decrease of 12.1%) from the previous consolidated fiscal year.

The following is the status of each of the cash flow categories and their factors.

(Cash Flow from Operating Activities)

Regarding cash flow from operating activities, while current net profit before taxes, etc., largely decreased to ¥5,364 million, by ¥5,891 million from the previous consolidated fiscal year, as a result of a decrease in accounts receivable and amount of corporate income tax, etc., payable, cash inflow was ¥4,470 million, a decrease of ¥965 million from the previous consolidated fiscal year.

(Cash Flow From Investing Activities)

Regarding cash flow from investing activities, while there was net inflow of ¥1,359 million due to withdrawal of time deposits, and inflow of ¥1,132 million due to sale of investment securities, cash outflow was ¥1,097 million, a decrease of ¥1,896 million from the previous consolidated fiscal year as a result of an outflow of ¥2,578 million from the acquisition of tangible fixed assets, ¥1,181 million from acquisition of investment securities.

(Cash Flow from Financing Activities)

Regarding cash flow from financing activities, while there was a cash inflow of ¥153 million from the issuance of shares by the exercise of a stock option right, as a result of cash outflow of ¥2,321 million on the acquisition of treasury stocks and payment of dividends of ¥1,948 million, cash outflow was ¥4,122 million, an increase of ¥3,208 million from the previous consolidated fiscal year.

2. Status of Manufacturing, Receipt of Orders and Sales

The group (i.e., both the company and its consolidated subsidiaries, hereinafter referred to as "the group") has many different categories of products manufactured and sold, in widely differing areas, and even products of the same type are not necessarily the same in their volume, construction, form or other elements. There are also products which are not manufactured on a produce to order basis, and we do not indicate production volume or order volume in monetary amounts or quantities for each segment by type of business.

For this reason we have indicated the relationships for performance for each segment by type of business in "1. Outline of Business Performance, etc.," with respect to the status of manufacturing, orders and sales.

The following states the percentage of sales by major customer and its percentage of total sales during the latest two consolidated fiscal years.

Customer	Previous consolidated fiscal year (From April 1, 2004 to March 31, 2005)		Current consolidated fiscal year (From April 1, 2005 to March 31, 2006)	
	Amount (¥1,000)	Ratio (%)	Amount (¥1,000)	Ratio (%)
Sumitomo Shoji Chemicals Co., Ltd	18,506,312	32.15	15,057,703	33.64
Kuraray Co., Ltd.	6,636,418	11.53	2,660,247	5.94

Note: The amounts in the above table do not include consumption tax.

3. Tasks to be Tackled

Our group has implemented the following corporate policies, based on the philosophy of "creation, innovation and challenge."

I. To reform ourselves under a sense of crisis.

II. To promote business differentiation through speedy actions, anticipating changes in the market.

III. To formulate a new business foundation through bold ideas and an aggressive approach.

Based on its corporate policy, the Company aims at creating corporate value and increasing our shareholders' value through improvements in customer satisfaction levels, increased speed in new product development and strengthening profitability via thorough cost reductions.

The Company invested business resources in the two fields of materials for flexible printed circuit boards and Fresnel lenses, which used to be niche markets, and has built up a robust management foundation, however, the competition has become much tougher as the market has expanded and changed. We will continue thorough cost reductions and development of differentiated products in these fields as our mid and long-term business strategies and we will also place focus on the early development of our next core products.

In order to accomplish the said business strategies early and securely, we must cope with the following tasks.

1) To concentrate business resources in the electronic materials field and accelerate development of new products to increase net sales as well as aim at early development of our next core products in the display materials field.
2) To promote proactive technical tie-ups to attempt early start of developed products.
3) To strongly promote Arisawa Production System for improvements in productivity and make efforts at thorough cost reductions.
4) To aim at utilizing a network system and promoting reinforcement of mobility through anticipation and sharing of information.

4. Business Risk, etc.

Among the matters related to the conditions of business and the status of accounting, etc., which have been stated in the Financial Report, the following matters may be listed as of the submitting date of the Financial Report, as matters that may substantially affect the judgment of investors.

(1) Fluctuations in demand for products

Major users of the products manufactured and sold by our group are consumer electronic appliance manufacturers, electronic components manufacturers and industrial electronic appliance manufacturers and fluctuations in demand for consumer electronic appliances might affect the business performance of our group.

(2) Dependence on particular products

Net sales of the Company largely depend on the fields of electronic materials and display materials. If sales in these fields decrease, it might affect the business performance of our group.

(3) Fluctuation risk of foreign exchange

Overseas sales, including indirect exports via trading firms, account for 43.9% of the net sales of our group. In particular, in determination of sales price of display materials, sales price to end users, which is determined in foreign currency, has become an important factor, and it is affected by fluctuations in foreign exchange. In response to the above, our group has taken measures with trading firms for reducing and avoiding such risks by carrying out pricing that enables us to spread out exchange rate fluctuations. However, this may adversely affect performance if a large-scale fluctuation in foreign exchange, such as an unexpectedly stronger yen, results.

(4) Procurement of raw materials

With respect to the raw materials that our group purchases, an increasing trend in the purchasing price can be seen due to the sharp rise in crude oil prices. If the procurement price of raw materials increases higher than our forecasts, it may aversely affect our performance.

(5) Impact of disasters

Many of our production bases are concentrated in Joetsu-shi, Niigata Prefecture. In the event of an earthquake or power failure and other disasters, it might affect the business performance of our group due to interruption of production activities, etc.

5. Important Agreement for Operation, etc.

No applicable matters.

6. Research and Development Activities

Most of the research and development activities of our Group are conducted by the Submitting Company, which works to develop technologies for its consolidated subsidiaries.

Research and development, as a technology development company, is based on a flexible organization in order to respond to the diversifying and advancing needs of users and research and development resources are concentrated in the fields of electronic materials, display materials and compound materials, our major fields, In addition, we are constantly pursuing development of new technologies and new products, aiming at promotion of technologies and expansion of fundamental technologies based on a thorough grasp of new product releases and the development of next generation products and the future.

Examples of electronic materials include fiberglass cloths for printed circuit boards, pre-preg for special printed circuit boards, and FPC (flexible printed circuit board) materials. Examples of display materials include Fresnel lenses for projection TVs, anti-reflection films, and materials related to three-dimensional images; while for compound materials examples include materials related to super-conductivity, materials for aircraft interiors, electric insulation materials and materials related to electronics equipment.

As of the end of the consolidated fiscal year we had 174 personnel involved in research and development activities, and our research and development expenses during this year amounted to ¥2,695 million.

The following are major research achievements in our manufacturing and sales of industrial materials during the current consolidated fiscal year.

- Development of PET Boards for Electromagnetic Wave Shields of PDP

  On the front surface of plasma displays, shield mesh boards are used to shield electromagnetic waves, emitted from devices. The Company already launched on the market PET board products for shielding, which boast long reliability as an industry leader, including hue and transmission, etc. These respond to the high quality levels required by users and have achieved large deliveries. We will make efforts at improvement in productivity and yields in order to respond to further cost reduction demands as well as aim at sales expansion for new users both in Japan and overseas.

- Development of New Grade Two-layer Flexible Printed Circuit Board Materials

  In the FPC materials field, higher density and down-sizing have advanced and higher functions and reliability are required. In response to such trends, the Company has manufactured polyimide and copper foil pushing the boundaries of thinness and has launched on the market non-adhesive type ultra-thin two-layered boards, having superior bending property and flexibility. In addition, we have succeeded in developing differentiated products that have a smaller size change and improved copper foil adhesiveness and started providing sample work to major user companies.

- Development of High Function Non-halogen FPC Materials

  In connection with enforcement of RoHS Directives (EU Directive on Prohibition of Use of Substances with Environmental Burden), the trend for non-halogen FPC materials has been accelerated. The Company, based on the results that commercialized the first general-purpose non-halogen type products in the FPC industry, promoted development of products with higher functions and commercialized high Tg and high elasticity type boards and coverlays. This time, we have added low elasticity type coverlays to our line-up. This low elasticity type corresponds to a high speed press, which has become prevalent in China and Taiwan and is expected to grow in addition to corresponding to multi-layer flexibility and narrow parts built-in work. Adoption of the products increased steadily and the Company has developed a system that would respond to various demands for non-halogen materials from users, together with non-adhesive type two-layer boards (both sides and one side).

- Development of New Fresnel Lens Model

  In order to correspond to higher quality and lower prices for rear-projection TVs, responding to the needs of users, we have continued technological development of Fresnel lenses. We have completed new development of 2P resin and MS boards and started delivery from last spring.

- Development of X pol for Large High-definition Liquid Crystal TVs (HD-LCD TV)

  We considered X pol for HD-LCD TVs and produced large 3D high-definition liquid crystal TVs, which were exhibited at the Three-dimensional Expo and internal exhibition for the purpose of market research and received high evaluations. Based on the results, we decided on the introduction of manufacturing equipment for large-sized X pols and we are considering cooperative efforts with TV assembly manufacturers.

- Development of Interior Materials for Aircraft

We have been developing interior materials for galleys and lavatories, for Airbus Industries and Boeing B-787 respectively, different from existing interior materials for aircrafts. For Airbus Industries, high heat insulation, with honeycomb interior materials filled with special foams, is targeted and for Boeing B-787, lighter materials by largely changing skin materials are targeted. We are now conducting research and development to satisfy the needs of each company.

7. Analysis of Financial Conditions and Business Results

Analyses of financial conditions and business results of the current consolidated fiscal year are as follows.

(1) Analysis of Financial Conditions

Total assets at the end of the current consolidated fiscal year were ¥56,385 million (at the end of previous consolidated fiscal year, ¥58,768 million), which was a decrease of ¥2,383 million, 4.1%.

(Current Assets)

Balance of current assets at the end of the current consolidated fiscal year was ¥25,624 million (¥29,647 million at the end of previous consolidated fiscal year), a decrease of ¥4,022 million, 13.6%. The major breakdown consists of a decrease in notes receivable and accounts receivable of ¥2,251 million and a decrease in cash and deposits of ¥2,087 million.

Major factors for the decrease in notes receivable and accounts receivable were the decrease in sales and the increase in the factoring balance of accounts receivable. Major factors for the decrease in cash and deposits was the acquisition of treasury stocks.

(Fixed Assets)

Balance of fixed assets at the end of the current consolidated fiscal year was ¥30,760 million (¥29,121 million at the end of previous consolidated fiscal year), an increase of ¥1,639 million, 5.6%. The major breakdown consists of an increase in investment securities of ¥3,354 million and a decrease in tangible fixed assets of ¥1,435 million.

The major factors for the increase in investment securities was the increase in the valuation difference in the market price of investment securities due to profit from the interest share in the companies to which the equity method applies, appropriation of profit on the change in interest share and the increase in stock price at the end of the current consolidated fiscal year. The major factor for the decrease in tangible fixed assets was depreciation.

(Current Liabilities)

Balance of current liabilities at the end of the current consolidated fiscal year was ¥12,975 million (¥16,837 million at the end of previous consolidated fiscal year), a decrease of ¥3,862 million, 22.9%. The major breakdown was a decrease in notes payable and accounts payable of ¥1,361 million and the decrease in corporate income taxes, etc., payable of ¥960 million.

The major factor for the decrease in notes payable and accounts payable was the decrease in purchase liabilities due to the decrease in production volume in connection with the sales decrease. The major factor for the decrease in corporate income taxes, etc., payable was the decrease in the amount of tax payments due to the decrease in net profit.

(Fixed Liabilities)

Balance of fixed liabilities at the end of the current consolidated fiscal year was ¥482 million (¥499 million at the end of the previous consolidated fiscal year), a decrease of ¥16 million, 3.3%.

(Shareholders' Equity)

Balance of capital at the end of the current consolidated fiscal year was ¥42,927 million (¥41,431 million at the end of the previous consolidated fiscal year), an increase of ¥1,495 million, 3.6%. The major breakdown was the increase in earned surplus of ¥3,083 million and the decrease of ¥2,321 million from the acquisition of treasury stocks.

(2) Analysis of Cash Flows

Status of each cash flow and their factors are stated in "2. Status of Business 1. Outline of Business Performance, etc. (2) Cash Flows."

(Cash Flow Index)

	Previous consolidated fiscal year (as of March 31, 2005)	Current consolidated fiscal year (as of March 31, 2006)
Net worth ratio (%)	70.5	76.1
Net worth ratio on a basis of market price (%)	219.6	164.2
Years for debt redemption (years)	0.0	0.0
Interest coverage ratio (times)	2,799.2	2,087.1

Note: *Net worth ratio: Net worth / Total assets*

Net worth ratio on a basis of market price: Total market value of shares/ Total assets

Years for debt redemption: Interest bearing debts/ Cash flow from operating activities

Interest coverage ratio: Cash flow from operating activities / Interest paid

- *Each index is calculated by the financial figures on a consolidated basis.*
- *Total market value of shares is calculated by final share price at the end of period × total number of outstanding shares at the end of period (after deducting treasury shares).*
- *Interest bearing debts cover all the debts that paid interest out of debts appropriated on the consolidated balance sheet.*
- *As for operating cash flow and interest paid, "Cash flows from operating activities" and "Interest paid" posted in the consolidated cash flow statement are used.*

(3) Analysis of Business Results

(Sales)

Sales for the current consolidated fiscal year were ¥44,759 million (¥57,552 million for the previous consolidated fiscal year), a decrease of ¥12,792 million, 22.2%. In connection with the decrease in sales, cost of goods sold became ¥37,433 million (¥43,570 million for the previous consolidated fiscal year), but due to the decrease in operation capacity and soaring raw material prices, it was restricted to a decrease of ¥6,137 million, 14.1%. As a result, gross profit on sales was ¥7,326 million (¥13,981 million for the previous consolidated fiscal year), a decrease of ¥6,554 million, 47.6%.

(Operating Profit)

Selling, general & admin. expenses for the current consolidated fiscal year were ¥3,498 million (¥4,108 million for the previous consolidated fiscal year), a decrease of ¥610 million, 14.8%. The major breakdown was a decrease in freight and packaging costs of ¥240 million and wage allowances of ¥373 million.

As a result, operating profit became ¥3,828 million (¥9,873 million for the previous consolidated fiscal year), a decrease of ¥6,044 million, 61.2%.

(Ordinary Profit)

Non-operating income for the current consolidated fiscal year was ¥1,869 million (¥1,398 million for the previous consolidated fiscal year), an increase of ¥471 million, 33.7%. The major breakdown was the increase in investment profit of ¥303 million by the equity method. Non-operating expenses were ¥377 million (¥139 million for the previous consolidated fiscal year), an increase of ¥238 million, 171.2%. The major breakdown was an increase in transfer to the allowance for doubtful accounts of ¥193 million. As a result, ordinary profit became ¥5,320 million (¥11,132 million for the previous consolidated fiscal year), a decrease of ¥5,811 million, 52.2%.

(Current Net Profit before Taxes, etc.)

Extraordinary profits for the current consolidated fiscal year were ¥699 million (¥141 million for the previous consolidated fiscal year), an increase of ¥5,57 million, 393.1%. The major breakdown was an increase in profit on sale of investment securities of ¥529 million and profit from reversal of officers' retirement bonuses of ¥127 million. Extraordinary losses were ¥656 million (¥18 million for the previous consolidated fiscal year), an increase of ¥638 million, 3,540.6%. The major breakdown was an increase in the loss on retirement of fixed assets of ¥331 million. As a result, current net profit before taxes, etc., was ¥5,364 million (¥11,256 million for the previous consolidated fiscal year), a decrease of ¥5,891 million, 52.3%.

(Current Net Profit)

Corporate income taxes, resident taxes and business taxes payable were ¥1,472 million together with the adjusted amount of corporate income taxes, etc., for the current consolidated fiscal year (¥4,099 million for the previous consolidated fiscal year), a decrease of ¥2,627 million, 64.1%. Due to the increase in current net profit and dividends received by the equity method, which are not subject to corporate income taxation, etc., tax burden ratio to current net profit before taxes, etc., decreased to 27.4% for the current consolidated fiscal year from 36.4% for the previous consolidated fiscal year. As a result, current net profit was ¥3,892 million (¥7,156 million for the previous consolidated fiscal year), a decrease of 3,264 million, 45.6%.

3. Status of Facilities

1. Outline of Capital Investment

Our group concentrates its capital investment in development and growth areas in order to respond to rapid technological innovation and sales competition. In the current consolidated fiscal year, we made capital investment of ¥1,640 million.

Major capital investment in the current consolidated fiscal year totaled ¥668 million for display materials manufacturing facilities, ¥380 million for industrial structural materials manufacturing facilities and ¥318 million for electronic materials manufacturing facilities in manufacturing and sales operation of industrial materials.

2. Status of Major Facilities

(1) Submitting company

As of March 31, 2006

Name of Offices (location)	Name of segment by type of business	Nature of facilities	Book value					Number of employees (persons)
			Building and structure (¥1000)	Machinery, equipment and Delivery equipment (¥1000)	Land (¥1000) (area m^2)	Other (¥1000)	Total (¥1000)	
Minami-Honcho Factory (Joetsu City, Niigata)	Manufacturing and selling industrial materials	Electronic materials manufacturing facilities Display materials manufacturing facilities Electric insulation materials manufacturing facilities Industrial structural materials manufacturing facilities	701,367	1,003,979	162,282 (46,289)	39,924	1,907,553	118
Nakadahara Factory (Joetsu City, Niigata)	Manufacturing and selling industrial materials	Electronic materials manufacturing facilities Display materials manufacturing facilities Electric insulation materials manufacturing facilities Industrial structural materials manufacturing facilities	4,407,762	4,603,508	300,979 (121,657)	551,761	9,864,012	433
Nakadahara-Nishi Factory (Joetsu City, Niigata)	Manufacturing and selling industrial materials	Electronic materials manufacturing facilities Display materials manufacturing facilities	1,086,275	578,912	558,716 (39,415)	55,544	2,279,448	111
Head Office (Joetsu City, Niigata)	Controlling operation Manufacturing and selling industrial materials	Other facilities	304,777	5,600	53,132 (18,124)	326,431	689,942	121
Tokyo Branch (Taito-ku, Tokyo)	Manufacturing and selling industrial materials	Other facilities	185,964	335	173,086 (477)	12,268	371,655	39
Osaka Branch (Osaka city, Osaka)	Manufacturing and selling industrial materials	Other facilities	2,458	—	—	309	2,768	14

(2) Domestic Subsidiaries

As of March 31, 2006

Company Name	Name of Offices (location)	Name of segment by type of business	Nature of facilities	Book value					Number of employees (persons)
				Building and structure (¥1000)	Machinery, equipment and Delivery equipment (¥1000)	Land (¥1000) (area m²)	Other (¥1000)	Total (¥1000)	
Arisawa Fiber Glass Co., Ltd.	— (Joetsu City, Niigata)	Manufacturing and selling industrial materials	Electronic materials manufacturing facilities Electric insulation materials manufacturing facilities	430,127	497,701	48,800 (12,248)	4,062	980,691	74
Arisawa Sogyo Co., Ltd.	— (Joetsu City, Niigata)	Manufacturing and selling industrial materials	Industrial structural materials manufacturing facilities Electric insulation materials manufacturing facilities	183,057	144,725	167,908 (8,340)	16,659	512,350	147
Arisawa Jushi Kogyo Co., Ltd.	— (Kawaguchi City, Saitama)	Manufacturing and selling industrial materials	Industrial structural materials manufacturing facilities	22,129	31,683	15,084 (1,230)	935	69,833	17
Arisawa Kenpan Co., Ltd.	— (Osaka City, Osaka)	Manufacturing and selling industrial materials	Other facilities	—	1,695	—	607	2,302	3
Eagle Co., Ltd.	— (Joetsu City, Niigata)	Other Business	Other facilities	150,259	769	69,781 (26,991)	7,034	227,843	3

Note: 1. *Among book values, "Other" is the total of tools and fixtures and construction in progress. The amount does not include consumption taxes, etc.*

2. *Major equipment loaned to domestic subsidiaries by the Submitting Company was included in the equipment of the pertinent subsidiary.*

3. *Loan employees between the Submitting Company and domestic subsidiaries are included in the pertinent offices and domestic subsidiaries and 79 loan employees to affiliated companies, etc., are included in the number of employees assigned to controlling affairs of Head Office.*

4. *Equipment loaned to affiliates and non-consolidated subsidiaries is included in the equipment of Nakadahara Factory, Nakadahara-Nishi Factory, Head Office and Tokyo Branch of the Submitting Company, major items of which are as follows.*

Name of Affiliated Companies	Land		Building and structure	Machinery, equipment and delivery equipment
	Area (m²)	Amount (¥1,000)	Amount (¥1,000)	Amount (¥1,000)
Colorlink Japan Co., Ltd.	1,710	24,246	135,329	3,758
Polatechno Co., Ltd.	3,635	9,076	99,225	—
NB Optic, Co., Ltd.	108	39,203	—	—
Shinano Co., Ltd.	395	4,844	—	—
Ryoyu Industry Co., Ltd.	3,720	9,290	—	—
Total	9,569	86,661	234,554	3,758

3. Plan of New Installation and Retirement, etc., of Facilities

Capital investment plan of our group has been developed, generally taking into consideration the trend of industry, forecast of receipt of orders and investment efficiency, etc. While facility plan is generally developed by respective consolidated subsidiary, in development, the Submitting Company gives guidance.

Plan for establishment and retirement of material facilities is as follows.

(1) Establishment of Material Facilities

Company Name	Name of Offices (location)	Name of segment by type of business	Nature of facilities	Projected total investment (¥1,000)	Existing payments (¥1,000)	Method of funding	Projected starting date	Projected completion date	Increased capacity after completion
Submitting company	Nakadahara Factory (Joetsu City, Niigata)	Manufacturing and selling industrial materials	Other facilities	160,000	90,600	Own funds	October 2004	May 2006	(Note 2)
			Electronic materials manufacturing facilities	260,000	130,011		November 2005	September 2006	
			Electronic materials manufacturing facilities	86,000	796		March 2006	August 2006	
	Nakadahara-Nishi Factory (Joetsu City, Niigata)		Display materials manufacturing facilities	1,200,000	—		July 2006	September 2007	
			Display materials manufacturing facilities	359,000	—		August 2006	December 2006	
Arisawa Fiber Glass Co., Ltd.	— (Joetsu City, Niigata)	Manufacturing and selling industrial materials	Electronic materials manufacturing facilities	90,000	—	Own funds	June 2006	October 2006	(Note 2)

Note: 1. *The amounts do not include consumption taxes, etc.*

2. *Since our group has many products that differ in content and form, and since the facilities used for each of these products can be shared, it is very difficult to state the increased capacity of the manufacturing facilities of our group, after completion and for this reason we have omitted entry of this category.*

(2) Refurbishing of Material Facilities

There is no pertinent plan.

4. Status of the Submitting Company

1. Status of Shares, etc.

(1) Total Number of Shares, etc.

1) Total number of shares

Class	Authorized number of shares to be issued
Common Stock	130,000,000
Total	130,000,000

Note: At the annual general meeting of shareholders held as of June 29, 2006, part of the Articles of Incorporation was amended and it was provided that "the authorized number of shares to be issued by the Company shall be 130 million shares."

2) Shares issued

Class	Number of shares issued and outstanding at the end of the business year (as of March 31, 2006)	Number of shares issued and outstanding as of date submitted (as of June 30, 2006)	Name of stock exchange where listed or securities dealers association where registered	Contents
Common Stock	36,526,129	36,529,429	Tokyo Stock Exchange (Market First Section)	—
Total	36,526,129	36,529,429	—	—

Note: In the column "Number of Shares Issued and Outstanding as of the Date Submitted," the number of shares issued by the exercise of new share subscription rights (including the exercise of new share subscription rights under the former Commercial Code) during the period from June 1, 2006 through the submitting date of this Financial Report is not included.

(2) Status of New Share Subscription Rights, etc.

Resolution made on June 28, 2001 (New share subscription rights in accordance with Paragraph 1 of Article 280-19 of the former Commercial Code)

	At the end of the business year (as of March 31, 2006)	At the end of the previous month of the submission date (as of May 31, 2006)
Number of new share subscription rights	—	—
Classes of shares subject to the new share subscription rights	Common Stock	Same as on the left.
Number of shares subject to the new share subscription rights	22,300	19,200
Amount to be paid-in upon exercise of the new share subscription rights (Yen)	1,504	Same as on the left.
Exercise period of the new share subscription rights	July 1, 2003 through June 30, 2006	Same as on the left.
Issue price and paid-in capital amount per share to be issued upon exercise of the new share subscription right (Yen)	Issue Price 1,504 Paid-in Capital Amount 752	Same as on the left.
Terms and conditions to exercise the new share subscription rights	A person who is granted new share subscription rights as an eligible person must also be a Director or an employee of the Company at the time of exercising the rights.	Same as on the left.
Provisions concerning the transfer of the new share subscription rights	Transfer, pledge as collateral security, other disposition and inheritance are not permitted with respect to new share subscription rights.	Same as on the left.

Resolution made on June 28, 2002 (New share subscription rights in accordance with the Article 280-20 and the Article 280-21 of the former Commercial Code.)

	At the end of the business year (as of March 31, 2006)	At the end of the previous month of the submission date (as of May 31, 2006)
Number of new share subscription rights	730	728
Classes of shares subject to the new share subscription rights	Common Stock	Same as on the left.
Number of shares subject to the new share subscription rights	73,000	72,800
Amount to be paid-in upon exercise of the new share subscription rights (Yen)	1,744	Same as on the left.
Exercise period of the new share subscription rights	July 1, 2004 through June 30, 2007	Same as on the left.
Issue price and paid-in capital amount per share to be issued upon exercise of the new share subscription right (Yen)	Issue Price 1,744 Paid-in Capital Amount 872	Same as on the left.
Terms and conditions to exercise the new share subscription rights	Being a Director or an employee of the Company or a subsidiary of the Company at the time of exercising the rights.	Same as on the left.
Provisions concerning the transfer of the new share subscription rights	Transfer of the new share subscription right must be approved by the Board of Directors.	Same as on the left.

Resolution made on June 27, 2003 (New share subscription rights in accordance with the Article 280-20 and the Article 280-21 of the former Commercial Code)

	At the end of the business year (as of March 31, 2006)	At the end of the previous month of the submission date (as of May 31, 2006)
Number of new share subscription rights	2,382	Same as on the left.
Classes of shares subject to the new share subscription rights	Common Stock	Same as on the left.
Number of shares subject to the new share subscription rights	238,200	Same as on the left.
Amount to be paid-in upon exercise of the new share subscription rights (Yen)	2,954	Same as on the left.
Exercise period of the new share subscription rights	July 1, 2005 through June 30, 2008	Same as on the left.
Issue price and paid-in capital amount per share to be issued upon exercise of the new share subscription right (Yen)	Issue Price 2,954 Paid-in Capital Amount 1,477	Same as on the left.
Terms and conditions to exercise the new share subscription rights	Being a Director or an employee of the Company or a subsidiary of the Company at the time of exercising the rights.	Same as on the left.
Provisions concerning the transfer of the new share subscription rights	Transfer of the new share subscription right must be approved by the Board of Directors.	Same as on the left.

Resolution made on June 29, 2004 (New share subscription rights in accordance with the Article 280-20 and the Article 280-21 of the former Commercial Code)

	At the end of the business year (as of March 31, 2006)	At the end of the previous month of the submission date (as of May 31, 2006)
Number of new share subscription rights	1,942	Same as on the left.
Classes of shares subject to the new share subscription rights	Common Stock	Same as on the left.
Number of shares subject to the new share subscription rights	194,200	Same as on the left.
Amount to be paid-in upon exercise of the new share subscription rights (Yen)	4,393	Same as on the left.
Exercise period of the new share subscription rights	July 1, 2006 through June 30, 2009	Same as on the left.
Issue price and paid-in capital amount per share to be issued upon exercise of the new share subscription right (Yen)	Issue Price 4,393 Paid-in Capital Amount 2,197	Same as on the left.
Terms and conditions to exercise the new share subscription rights	Being an employee of the Company or a director or an employee of the affiliated companies at the time of exercising the rights.	Same as on the left.
Provisions concerning the transfer of the new share subscription rights	Transfer of the new share subscription right must be approved by the Board of Directors.	Same as on the left.

Resolution made on June 29, 2005 (New share subscription rights in accordance with the Article 280-20 and the Article 280-21 of the former Commercial Code)

	At the end of the business year (as of March 31, 2006)	At the end of the previous month of the submission date (as of May 31, 2006)
Number of new share subscription rights	1,962	Same as on the left.
Classes of shares subject to the new share subscription rights	Common Stock	Same as on the left.
Number of shares subject to the new share subscription rights	196,200	Same as on the left.
Amount to be paid-in upon exercise of the new share subscription rights (Yen)	2,637	Same as on the left.
Exercise period of the new share subscription rights	July 1, 2007 through June 30, 2010	Same as on the left.
Issue price and paid-in capital amount per share to be issued upon exercise of the new share subscription right (Yen)	Issue Price 2,637 Paid-in Capital Amount 1,319	Same as on the left.
Terms and conditions to exercise the new share subscription rights	Being an employee of the Company or a director or an employee of the affiliated companies at the time of exercising the rights.	Same as on the left.
Provisions concerning the transfer of the new share subscription rights	Transfer of the new share subscription right must be approved by the Board of Directors.	Same as on the left.

Resolution made on June 29, 2005 (New share subscription rights in accordance with the Article 280-20 and the Article 280-21 of the former Commercial Code)

	At the end of the business year (as of March 31, 2006)	At the end of the previous month of the submission date (as of May 31, 2006)
Number of new share subscription rights	397	Same as on the left.
Classes of shares subject to the new share subscription rights	Common Stock	Same as on the left.
Number of shares subject to the new share subscription rights	39,700	Same as on the left.
Amount to be paid-in upon exercise of the new share subscription rights (Yen)	1	Same as on the left.
Exercise period of the new share subscription rights	August 1, 2005 through July 31, 2025	Same as on the left.
Issue price and paid-in capital amount per share to be issued upon exercise of the new share subscription right (Yen)	Issue Price 1 Paid-in Capital Amount 1	Same as on the left.
Terms and conditions to exercise the new share subscription rights	(1) Eligible persons may exercise the new share subscription rights only at the time of their retirement from office of directors of the Company; provided, however, that the eligible persons may exercise the new share subscription rights during the period between the following day of the date of retirement (hereinafter referred to as the "Commencement Date of Exercising Right") and the date elapsing ten (10) days from the Commencement Date of Exercising Right. (2) In the event that the eligible person has died, among his/her heirs, only the spouse, children and direct ancestors of the first degree may exercise the new share subscription rights; provided, however, that heirs may exercise the new share subscription rights during the period between following day of the retirement of the eligible person by death and the date elapsing three (3) months from that date.	Same as on the left.
Provisions concerning the transfer of the new share subscription rights	Transfer of the new share subscription right must be approved by the Board of Directors.	Same as on the left.

Note: It was granted in lieu of payment of money to the directors of the Company whose termination of the retirement bonuses was approved at the 56th general meeting of shareholders (June 29, 2004).

(3) The Change in Total Number of Shares Issued, Capital, etc.

Date	Number of shares issued and outstanding		Capital (in thousands of yen)		Capital reserves (in thousands of yen)	
	Change	Balance	Change	Balance	Change	Balance
May 21, 2001 *1	1,979,180	21,770,980	—	3,876,350	—	2,988,713
December 18, 2001 *2	2,500,000	24,270,980	2,415,000	6,291,350	2,415,000	5,403,713
March 31, 2002 *3	41,000	24,311,980	28,905	6,320,255	28,905	5,432,618
May 20, 2002 *4	2,431,198	26,743,178	—	6,320,255	—	5,432,618
March 31, 2003 *5	58,700	26,801,878	58,452	6,378,708	58,452	5,491,071
May 19, 2003 *6	2,680,187	29,482,065	—	6,378,708	—	5,491,071
March 31, 2004 *7	421,100	29,903,165	423,928	6,802,636	423,637	5,914,708
May 20, 2004 *8	2,990,316	32,893,481	—	6,802,636	—	5,914,708
March 31, 2005 *9	232,000	33,125,481	220,582	7,023,219	220,541	6,135,250
May 20, 2005 *10	3,312,548	36,438,029	—	7,023,219	—	6,135,250
March 31, 2006 *11	88,100	36,526,129	78,267	7,101,486	78,267	6,213,517

Note: *1. *1 for 1.1 split was made for shares held by shareholders registered in the shareholders' registry and the effective shareholders' registry at the end of March 31, 2001.*

*2. *Public offering in Japan and overseas except for the US: Issue price: ¥1,932, Capital incorporation: ¥966*

*3. *The increase is due to the exercise of new share subscription rights in this business year in accordance with Paragraph 1 of Article 280-19 of the former Commercial Code.*

*4. *1 for 1.1 split was made for shares held by shareholders registered in the shareholders' registry and the effective shareholders' registry at the end of March 31, 2002.*

*5. *The increase is due to the exercise of new share subscription rights in this business year in accordance with Paragraph 1 of Article 280-19 of the former Commercial Code.*

*6. *1 for 1.1 split was made for shares held by shareholders registered in the shareholders' registry and the effective shareholders' registry at the end of March 31, 2003.*

*7. *The increase is due to the exercise of new share subscription rights in this business year in accordance with Paragraph 1 of Article 280-19 of the former Commercial Code.*

*8. *1 for 1.1 split was made for shares held by shareholders registered in the shareholders' registry and the effective shareholders' registry at the end of March 31, 2004.*

*9. *Increase is due to the exercise of new share subscription rights in the current business year (including the exercise of new share subscription rights under Paragraph 1 of Article 280-19 of the former Commercial Code).*

*10. *1 for 1.1 split was made for shares held by shareholders registered in the shareholders' registry and the effective shareholders' registry at the end of March 31, 2005.*

*11. *Increase is due to the exercise of new share subscription rights in the current business year (including the exercise of new share subscription rights under Paragraph 1 of Article 280-19 of the former Commercial Code).*

12. *Between April 1, 2006 and May 31, 2006, the number of outstanding shares increased by 3,300 shares and capital increased by ¥2,505,000 and the capital reserve increased by ¥2,505,000 respectively due to the exercise of new share subscription rights (including the exercise of new share subscription rights under Paragraph 1 of Article 280-19 of the former Commercial Code).*

(4) State by Owner

As of March 31, 2006

Category	Status of Shares (number of one unit: 100 shares)								Status of odd stocks (shares)
	Government and local governments	Financial institutions	Securities companies	Other corporations	Foreign corporations, etc.		Individuals and others	Total	
					Other than individuals	Individuals			
Number of shareholders (person)	—	58	39	158	120	9	14,563	14,947	—
Number of shares owned (unit)	—	94,251	5,508	32,467	96,258	83	134,849	363,416	184,529
Ratio of shares owned (%)	—	25.93	1.52	8.93	26.49	0.02	37.11	100.00	—

Note: 1. Out of 1,053,997 shares of treasury stock, 10,539 units are stated in "Individuals and Others" and 97 shares are stated in "Status of Odd Stocks."

2. In the columns of "Other Corporations" and "Status of Odd Stocks," stocks in the name of Securities Holding and Transfer Authorities are included by 5 units and 19 shares respectively.

(5) Status of Major Shareholders

As of March 31, 2006

Full name or corporate name	Address	Number of shares held	Ratio of shares held to total number of shares issued and outstanding (%)
Japan Trustee Services Bank, Ltd. (Trust account)	8-11 Harumi 1-chome Chuo-ku, Tokyo	1,484,100	4.06
Mitsubishi Gas Chemical Co., Ltd. *1	5-2, Marunouchi 2-chome Chiyoda-ku, Tokyo	1,472,166	4.03
The Master Trust Bank of Japan, Ltd. (Trust account)	11-3, Hamamatsu-cho 2-chome, Minato-ku, Tokyo	1,455,600	3.99
The Chase Manhattan Bank NA London (Standing Agent: The Mizuho Corporate Bank, Ltd. Kabuto-cho Custody Office)	WOOLGATE HOUSE,COLEMAN STREET LONDON EC2P 2HD,ENGLAND (6-7 Nihonbashi Kabuto-cho, Chuo-ku, Tokyo)	1,248,000	3.42
Hachijuni Bank, Ltd.	178-8, Nakagosho Okada Nagano-city, Nagano	1,000,930	2.74
The Chase Manhattan Bank NA London SL Omnibus Account (Standing Agent: The Mizuho Corporate Bank, Ltd. Kabuto-cho Custody Office)	WOOLGATE HOUSE,COLEMAN STREET LONDON EC2P 2HD,ENGLAND (6-7 Nihonbashi Kabuto-cho, Chuo-ku, Tokyo)	924,800	2.53
Eiichi Arisawa	Joetsu City, Niigata Prefecture	789,846	2.16
Morgan Stanley & Co. International, Ltd. (Standing Agent: Morgan Stanley Securities, Tokyo Branch)	25 CABOT SQUARE,CANARY WHARF,LONDON E14 4QA ENGLAND (Ebisu Garden Place Tower, 4-20-3 Ebisu, Shibuya-ku, Tokyo)	779,000	2.13
Arisawa Kenko Ltd.	3-11-44 Nishishiro-cho, Joetsu City, Niigata Prefecture	724,238	1.98
The Daishi Bank, Ltd.	1071-1 7-bancho, Higashiborimaedori, Niigata-shi, Niigata Prefecture	628,903	1.72
Total	—	10,507,583	28.77

Note: *1. *Number of shares held by Mitsubishi Gas Chemical Co., Ltd. includes 966,306 shares that have been contributed as the trust property of employee retirement funds by Mitsubishi Gas Chemical Co., Ltd. (Name in the registry of shareholders is "The Master Trust Bank of Japan, Ltd. (Employee retirement funds account and Mitsubishi Gas Chemical Company's Account)."*

*2. *In addition to the above, there are 1,053,997 shares of treasury stocks.*

*3. *Schroder Investment Management (Japan) Ltd. and its joint holders sent us a copy of a large share holding report dated March 31, 2006 and we received the report that the shares are held respectively as set forth below as of the same date, but as we cannot determine the actual number of shares held at the end of year, they are not included in the above status of major shareholders.*

Full name or corporate name	Address	Number of shares held	Ratio of shares held to total number of shares issued and outstanding (%)
Schroder Investment Management (Japan) Ltd.	1-11-1 Marunouchi, Chiyoda-ku, Tokyo	3,064,000	8.39
Schroder Investment Management (North America) Ltd.	31 Gresham Street, London, EC2V 7QA, UK	1,270,000	3.48
Schroder Investment Management Ltd.	31 Gresham Street, London, EC2V 7QA, UK	282,800	0.77

(6) Status of Voting Rights

1) Shares issued and outstanding

As of March 31, 2006

Category	Number of Shares	Number of Rights	Remarks
Shares without voting rights	—	—	—
Shares with restricted voting rights (treasury stock, etc.)	—	—	—
Shares with restricted voting rights (others)	—	—	—
Shares with full voting rights (treasury stock, etc.)	Common Stock 1,053,900	—	—
Shares with full voting rights (others)	Common Stock 35,287,700	352,877	—
Odd stocks	Common Stock 184,529	—	—
Total number of shares issued and outstanding	36,526,129	—	—
Total number of voting rights of shareholders	—	352,877	—

Note: 500 shares and 5 rights held in the name of Securities Holding and Transfer Authorities are included in Number of Shares and Number of Rights of Shares with Full Voting Rights (Others), respectively.

2) Treasury Stocks, etc.

As of March 31, 2006

Full name or corporate name, etc., of holder		Number of shares held			Ratio of shares held to total number of shares issued and outstanding (%)
Full name or corporate name	Address	In own name	In other's name	Total	
Arisawa Manufacturing Co., Ltd.	5-5 Minami Honcho1-chome, Joetsu-shi, Niigata Prefecture	1,053,900	—	1,053,900	2.89
Total	—	1,053,900	—	1,053,900	2.89

(7) Details of Stock Option Scheme

(a) Details of stock option scheme under the provisions of Paragraph 1 of Article 280-19 of the former Commercial Code are as follows.

Date of Resolution	June 28, 2001 (Resolution at the 53rd General Meeting of Shareholders)
Category and Number of persons granted option (persons)	Directors 7 persons Employees at managerial positions above assistant section manager provided for in Article 3 of Qualification Rules 191 persons
Class of shares to be subject to new share subscription rights	Stated in "(2) Status of New Share Subscription Rights, etc."
Number of shares (shares)	Directors Within the scope of between 8,000 shares and 20,000 shares per person up to 86,000 shares Employees at managerial positions above assistant section manager provided for in Article 3 of Qualification Rules Within the scope of between 100 shares and 8,000 shares up to 174,000 shares.
Amount to be paid-in upon exercise of the new share subscription rights (Yen)	Stated in "(2) Status of New Share Subscription Rights, etc."
Exercise period of the new share subscription rights	The same as in the above
Terms and conditions to exercise the new share subscription rights	The same as in the above
Provisions concerning the transfer of the new share subscription rights	The same as in the above

(b) Details of stock option scheme under the provisions of the Article 280-20 and the Article 280-21 of the former Commercial Code are as follows.

Date of Resolution	June 28, 2002 (Resolution at the 54th General Meeting of Shareholders)
Category and Number of persons granted option (persons)	Directors 7 persons Employees at managerial positions above assistant section manager provided for in Article 3 of Qualification Rules 202 persons Directors and employees at managerial position of subsidiaries of the Submitting Company 14 persons
Class of shares to be subject to new share subscription rights	Stated in "(2) Status of New Share Subscription Rights, etc."
Number of shares (shares)	Directors Within the scope of between 8,000 shares and 20,000 shares per person up to 86,000 shares Employees at managerial positions above assistant section manager provided for in Article 3 of Qualification Rules Within the scope of between 100 shares and 8,000 shares up to 201,400 shares. Directors and employees at managerial position of subsidiaries of the Submitting Company Within the scope of between 500 shares and 3,000 shares up to 15,500 shares.
Amount to be paid-in upon exercise of the new share subscription rights (Yen)	Stated in "(2) Status of New Share Subscription Rights, etc."
Exercise period of the new share subscription rights	The same as in the above
Terms and conditions to exercise the new share subscription rights	The same as in the above
Provisions concerning the transfer of the new share subscription rights	The same as in the above

Date of Resolution	June 27, 2003 (Resolution at the 55th General Meeting of Shareholders)
Category and Number of persons granted option (persons)	Directors 6 persons Employees at managerial positions above assistant section manager provided for in Article 3 of Qualification Rules 205 persons Directors and employees at managerial position of subsidiaries of the Submitting Company 9 persons
Class of shares to be subject to new share subscription rights	Stated in "(2) Status of New Share Subscription Rights, etc."
Number of shares (shares)	Directors Within the scope of between 8,000 shares and 20,000 shares per person up to 66,000 shares Employees at managerial positions above assistant section manager provided for in Article 3 of Qualification Rules Within the scope of between 100 shares and 8,000 shares up to 210,200 shares. Directors and employees at managerial position of subsidiaries of the Submitting Company Within the scope of between 500 shares and 3,000 shares up to 10,500 shares.
Amount to be paid-in upon exercise of the new share subscription rights (Yen)	Stated in "(2) Status of New Share Subscription Rights, etc."
Exercise period of the new share subscription rights	The same as in the above
Terms and conditions to exercise the new share subscription rights	The same as in the above
Provisions concerning the transfer of the new share subscription rights	The same as in the above

Date of Resolution	June 29, 2004 (Resolution at the 56th General Meeting of Shareholders)
Category and Number of persons granted option (persons)	Employees at managerial positions above assistant section manager provided for in Article 3 of Qualification Rules 217 persons Directors and employees at managerial position of affiliated companies of the Submitting Company 12 persons
Class of shares to be subject to new share subscription rights	Stated in "(2) Status of New Share Subscription Rights, etc."
Number of shares (shares)	Employees at managerial positions above assistant section manager provided for in Article 3 of Qualification Rules Within the scope of between 100 shares and 8,000 shares up to 224,900 shares. Directors and employees at managerial position of subsidiaries of the Submitting Company Within the scope of between 500 shares and 2,000 shares up to 8,500 shares.
Amount to be paid-in upon exercise of the new share subscription rights (Yen)	Stated in "(2) Status of New Share Subscription Rights, etc."
Exercise period of the new share subscription rights	The same as in the above
Terms and conditions to exercise the new share subscription rights	The same as in the above
Provisions concerning the transfer of the new share subscription rights	The same as in the above

Date of Resolution	June 29, 2005 (Resolution at the 57th General Meeting of Shareholders)
Category and Number of persons granted option (persons)	Employees at managerial positions above assistant section manager provided for in Article 3 of Qualification Rules 212 persons Directors and employees at managerial position of affiliated companies of the Submitting Company 11 persons
Class of shares to be subject to new share subscription rights	Stated in "(2) Status of New Share Subscription Rights, etc."
Number of shares (shares)	Employees at managerial positions above assistant section manager provided for in Article 3 of Qualification Rules Within the scope of between 100 shares and 8,000 shares up to 206,300 shares. Directors and employees at managerial position of affiliated companies of the Submitting Company Within the scope of between 500 shares and 2,000 shares up to 8,000 shares.
Amount to be paid-in upon exercise of the new share subscription rights (Yen)	Stated in "(2) Status of New Share Subscription Rights, etc."
Exercise period of the new share subscription rights	The same as in the above
Terms and conditions to exercise the new share subscription rights	The same as in the above
Provisions concerning the transfer of the new share subscription rights	The same as in the above

Date of Resolution	June 29, 2005 (Resolution at the 57th General Meeting of Shareholders)
Category and Number of persons granted option (persons)	Directors of the Company whose termination of the retirement bonuses was approved at the 56th general meeting of shareholders 6 persons
Class of shares to be subject to new share subscription rights	Stated in "(2) Status of New Share Subscription Rights, etc."
Number of shares (shares)	Within the scope between 600shares and 27,100 shares per person up to 39,700 shares
Amount to be paid-in upon exercise of the new share subscription rights (Yen)	Stated in "(2) Status of New Share Subscription Rights, etc."
Exercise period of the new share subscription rights	The same as in the above
Terms and conditions to exercise the new share subscription rights	The same as in the above
Provisions concerning the transfer of the new share subscription rights	The same as in the above

(c) The details of stock option compensation for Directors under the provisions of Articles 236, 238 and 240 of the Corporation Law are as follows.

Date of Resolution	June 29, 2006 (Resolution at Board of Directors' Meeting)
Category and Number of persons granted option (persons)	Out of the Directors of the Company, those who conduct business as the CEO and Operating Officers 7 persons
Class of shares to be subject to new share subscription rights	Common stock
Number of shares (shares)	Within the scope between 5,000 shares and 7,000 shares per person up to 39,000 shares
Amount to be paid-in upon exercise of the new share subscription rights (Yen)	(Note) 1
Exercise period of the new share subscription rights	From July 1, 2008 to June 30, 2011
Terms and conditions to exercise the new share subscription rights	Being a director of the Company at the time of exercising rights.
Provisions concerning the transfer of the new share subscription rights	Transfer of the new share subscription right must be approved by the Board of Directors.

Note: 1. Amount to be paid in at the exercise of new share subscription rights shall be the amount obtained by multiplying the paid in amount per share determined in the following at the date of issuance of new share subscription rights by the number of shares to be subject per one new share subscription right. Paid in amount per share shall be the amount obtained by multiplying the simple average of the final price of common stocks of the Company at Tokyo Stock Exchange of the previous day of issuance of new share subscription rights and the final price for the latest six days (if there is no final price on the previous day, the final price for the 7 days where final price exists prior to that date), where final price exists prior to that date by 1.05. The amount below ¥1 shall be rounded up. Provided that the amount is below the final price of the previous day of issuance of new share subscription rights (if there is no final price on the previous day, then the final price on the latest day), the price shall be the final price of the previous day of issuance of new share subscription rights.

In this connection, if the Company makes a stock split or reverse split after issuance of new share subscription rights, the paid in amount shall be adjusted in accordance with the following formula and the amount below ¥1 shall be rounded up.

$$\text{Paid in amount after adjustment} = \text{paid in amount before adjustment} \times \frac{1}{\text{Ratio of split and reverse split}}$$

In the event that issuance of new shares is made at the price lower than market price (excluding the issuance of new shares by exercise of the right of stock option) or that disposition of treasury stocks is made, the paid in amount shall be adjusted in accordance with the following formula and the amount below ¥1 arising from adjustment shall be rounded up.

$$\text{Paid in amount after adjustment} = \text{paid in amount before adjustment} \times \frac{\text{number of outstanding shares} + \dfrac{\text{number of new shares issued} \times \text{paid in amount per share}}{\text{market price per share}}}{\text{number of outstanding shares} + \text{number of new shares issued}}$$

In this connection, if treasury stocks are disposed, "number of new shares issued" shall read as "number of treasury stocks to be disposed.".

2. At the 58th general meeting of shareholders (as of June 29, 2006), a resolution was adopted to grant stock option compensation to the Directors, which sets the upper limit of the total compensation amount at ¥50 million, number of new share subscription rights at 500 rights and the number of subject common stocks at 50,000 shares.

(d) The details of stock option plan under the provisions of Articles 236, 238 and 239 of the Corporation Law are as follows.

Date of Resolution	June 29, 2006 (Resolution at the 58th General Meeting of Shareholders)
Category and Number of persons granted option (persons)	Employees at managerial positions above assistant section manager provided for in Article 3 of Qualification Rules and those at the position above team leader 220 persons Directors and employees at managerial position of affiliates of the Submitting Company 5 persons
Class of shares to be subject to new share subscription rights	Common stock
Number of shares (shares)	Employees at managerial positions above assistant section manager provided for in Article 3 of Qualification Rules Within the scope of between 100 shares and 4,000 shares up to 202,000 shares. Directors and employees at managerial position of subsidiaries of the Submitting Company Within the scope of between 500 shares and 2,000 shares up to 4,500 shares.
Amount to be paid-in upon exercise of the new share subscription rights (Yen)	(Note)
Exercise period of the new share subscription rights	From July 1, 2008 to June 30, 2011
Terms and conditions to exercise the new share subscription rights	Being an employee of the Company or a director or an employee of the affiliated companies at the time of exercising rights.
Provisions concerning the transfer of the new share subscription rights	Transfer of the new share subscription right must be approved by the Board of Directors.

Note: *Amount to be paid in at the exercise of new share subscription rights shall be the amount obtained by multiplying the paid in amount per share determined in the following at the date of issuance of new share subscription rights by the number of shares to be subject per one new share subscription right. Paid in amount per share shall be the amount obtained by multiplying the simple average of the final price of common stocks of the Company at Tokyo Stock Exchange of the previous day of issuance of new share subscription rights and the final price for the latest six days (if there is no final price on the previous day, the final price for the 7 days where final price exists prior to that date), where final price exists prior to that date by 1.05. The amount below ¥1 shall be rounded up. Provided that the amount is below the final price of the previous day of issuance of new share subscription rights (if there is no final price on the previous day, then the final price on the latest day), the price shall be the final price of the previous day of issuance of new share subscription rights.*

In this connection, if the Company makes a stock split or reverse split after issuance of new share subscription rights, the paid in amount shall be adjusted in accordance with the following formula and the amount below ¥1 shall be rounded up.

$$\text{Paid in amount after adjustment} = \text{paid in amount before adjustment} \times \frac{1}{\text{Ratio of split and reverse split}}$$

In the event that issuance of new shares is made at the price lower than market price (excluding the issuance of new shares by exercise of the right of stock option) or that disposition of treasury stocks is made, the paid in amount shall be adjusted in accordance with the following formula and the amount below ¥1 arising from adjustment shall be rounded up.

$$\text{Paid in amount after adjustment} = \text{paid in amount before adjustment} \times \frac{\text{number of outstanding shares} + \frac{\text{number of new shares issued} \times \text{paid in amount per share}}{\text{market price per share}}}{\text{number of outstanding shares} + \text{number of new shares issued}}$$

In this connection, if treasury stocks are disposed, "number of new shares issued" shall read as "number of treasury stocks to be disposed."

2. Status of Acquisition of Treasury Stocks, etc.

(1) Status of purchase of treasury stocks by a resolution of General Meeting of Shareholders or Board of Directors

1) Status of Acquisition of Treasury stocks, etc., during the Period of the above Resolution

Types of Stocks: Common stock

(a) Status of Purchase by the resolution of general meeting of shareholders
No applicable matter.

(b) Status of Purchase from Subsidiaries
No applicable matter.

(c) Status of Purchase by the Resolution of the Board of Directors

As of June 29, 2006

Category	Number of stocks (shares)	Total Price (JPY)
Status of resolution by the Board of Directors (resolution adopted as of July 22, 2005)	1,000,000	3,500,000,000
Acquired treasury stocks for the period of the above resolution	1,000,000	2,285,925,100
Number of remaining shares by the resolution and the total prices	—	1,214,074,900
Unexercised ratio (%)	—	34.7

(d) State of Disposition of Acquired Treasury Stocks
No applicable matter.

(e) State of Holding of Treasury Stocks

As of June 29, 2006

Category	Number of stocks (shares)
Number of treasury stocks held	1,000,000

2) Status of Resolution related to Acquisition of Treasury Stocks at the Present General Meeting of Shareholders

No applicable matter.

Note: *It is stipulated in the Articles of Incorporation, "The Company may acquire treasury stocks through market transactions by a resolution of the Board of Directors under the provisions of paragraph 2, Article 166 of the Corporation Law."*

(2) Status of purchase of treasury stocks related to capital decrease, retirement of shares out of profit under the provisions of the Articles of Incorporation or retirement of redemption shares

1) Status of purchase of treasury stocks during the period of the above resolution
No applicable matter.

2) Status of resolution on acquisition of treasury stocks at the present general meeting of shareholders
No applicable matter.

3. Dividend Policy

The Company has placed return of profits to our shareholders as one of the most important management objectives. For profit distributions, 25% of the consolidated net profit is set as an indicator and we have a policy of conducting profit distribution coupled with business results, taking into consideration the enhancement of internal reserves to prepare for future fund demand and reinforcement of corporate structure.

With respect to dividends, dividends of ¥33 per share (¥26 decrease from the previous period) were made based on our dividend policy. As a result, dividend payout for the current period was 49.0%.

We will appropriate internal reserves to research and development and capital investment for business expansion for increasing corporate value in the future.

4. Share Price Movement

(1) Highest and Lowest Share Prices in the Latest Five Years by Business Year

Term	54th term	55th term	56th term	57th term	58th term
Closing Year and Month	March 2002	March 2003	March 2004	March 2005	March 2006
High (¥)	2,930 (2,395)	2,700 (2,330)	4,840 (4,060)	5,430 (4,000)	3,870
Low (¥)	1,780 (2,150)	1,745 (2,180)	2,150 (3,730)	3,690 (3,690)	1,819

Note: 1. *Highest and lowest share prices were those of Tokyo Stock Exchange (before 55th Term, August 2002, at the 2nd Section Market, and after that at the 1st Section Market).*

2. *( ) shows the share price after ex-rights by stock split.*

(2) Highest and Lowest Share Prices in the Latest Six Months

Month	October 2005	November	December	January 2006	February	March
High (¥)	2,295	2,310	2,440	2,770	2,465	2,635
Low (¥)	1,888	1,819	2,075	2,200	2,080	2,150

Note: Highest and lowest share prices are those of Tokyo Stock Exchange (1st Section Market).

5. Status of Officers

Title	Position	Name	Date of Birth	Career Brief		Number of shares held (shares)
President and Representative Director	Chief Executive Officer (CEO)	Sanji Arisawa	July 7, 1942	April 1986 July 1987 June 1989 June 1992 June 1995 June 1998 April 2000 June 2003	Joined the Company, Development Department Manager Assumed post of Director of the Company Assumed post of Managing Director of the Company Assumed post of Senior Managing Director of the Company Assumed post of President and Representative Director of the Company (current) Shinano Co., Ltd., Chairman and Representative Director (current) Colorlink Japan Co., Ltd., President and Representative Director (current) Chief Executive Officer (CEO) of the Company (current)	429,969
Director	Senior Managing Operating Officer Tokyo Branch Manager In partial charge of Tokyo Branch and Osaka Branch	Masahide Iesaka	February 20 1952	March 1974 July 1998 June 2000 June 2001 June 2003 June 2003 June 2005	Joined the Company Deputy Manager of Tokyo Branch, in charge of Tokyo Branch of the Company Assumed post of Director of the Company Director of the Company, Tokyo Branch Manager Assumed post of Managing Director, Managing Operating Officer of the Company Arisawa Jushi Kogyo Co., Ltd., President and Representative Director (current) Director & Senior Managing Operating Officer of the Company, In partial charge of Tokyo Branch and Osaka Branch, Tokyo Branch Manager (current)	8,978
Director	Senior Managing Operating Officer In partial charge of 1st Manufacturing Dept. 2nd Manufacturing Dept., and Manufacture Innovation Office, In charge of 2nd Manufacturing Dept.	Yuichi Watanabe	June 11, 1952	March 1973 July 2001 June 2003 June 2005	Joined the Company Operating Officer of the Company Assumed post of Director & Managing Operating Officer of the Company Assumed post of Director & Senior Managing Operating Officer of the Company, In partial charge of 1st Manufacturing Dept., 2nd Manufacturing Dept., and Manufacture Innovation Office, In charge of 2nd Manufacturing Dept. (current)	11,683
Director	Managing Operating Officer In partial charge of General Affairs, Production Engineering, Quality Assurance, and Materials Departments	Yukio Takashima	October 30, 1949	March 1972 July 1996 June 1998 June 2001 June 2003 June 2003 June 2006	Joined the Company In charge of 1st Manufacturing Dept. of the Company Assumed post of Director of the Company Assumed post of Managing Director of the Company Managing Director & Managing Operating Officer of the Company Arisawa Fiber Glass Co., Ltd., President and Representative Director (current) Director & Managing Operating Officer of the Company, In partial charge of General Affairs, Production Engineering Quality Assurance, and Materials Departments, (current)	24,587

Title	Position	Name	Date of Birth	Career Brief		Number of shares held (shares)
Director	Managing Operating Officer In partial charge of Engineering Dept. Display Div., Manufacture Engineering Dept. Display Div., Research & Development Dept.	Kenji Matsuhiro	November 9, 1946	April 1971 June 1997 May 1998 June 1999 June 2001 October 2001 June 2003 April 2005	Joined Asahi Glass Co., Ltd. Asahi Glass Co., Ltd., Head Office Business Division, Display Business Promotion Office, Business Management Group, Chief Engineer Transferred to the Company from Asahi Glass Co., Ltd., Controlling Assistant Manager of Engineering Dept. Assumed post of Director of the Company Assumed post of Managing Director of the Company Changed employment to the Company from Asahi Glass Co., Ltd. Managing Director & Managing Operating Officer of the Company Director& Managing Operating Officer of the Company, In partial charge of Engineering Dept. Display Div., Manufacture Engineering Dept. Display Div., Research & Development Dept. (current)	16,558
Director	Managing Operating Officer In partial charge of Engineering Dept. Electronic Materials Div., Engineering Dept. Industrial Materials and Compound Materials Div., Manufacture Engineering Dept., Electronic Materials Div.	Suguru Miwa	March 3, 1951	March 1973 April 2000 July 2001 June 2003 June 2004 April 2005	Joined the Company In charge of Engineering Dept. Electronic Materials Div. of the Company Operating Officer of the Company Managing Operating Officer of the Company Assumed post of Director & Managing Operating Officer of the Company Assumed post of Director & Managing Operating Officer, In partial charge of Engineering Dept. Electronic Materials Div., Engineering Dept. Industrial Materials and Compound Materials Div., Manufacture Engineering Dept., Electronic Materials Div. (current)	5,506
Director	Managing Operating Officer In partial charge of Personnel Dept., Business Planning Dept., In charge of Business Planning Dept.	Tetsuro Iizuka	March 23, 1949	March 1971 July 2000 June 2003 June 2005	Joined the Company In charge of Business Planning Dept. of the Company Operating Officer of the Company Director & Managing Operating Officer of the Company, In partial charge of Personnel Dept., Business Planning Dept., In charge of Business Planning Dept. (current)	4,945
Director		Hiroshi Fujisawa	September 26, 1943	March 1962 July 1993 June 1995 June 1999 June 2002 June 2005	Joined the Company In charge of 3rd Manufacturing Dept. of the Company Assumed post of Director of the Company (current) Assumed post of Director of Polatechno Co., Ltd. Assumed post of Managing Director of Polatechno Co., Ltd. Assumed post of Director & Senior Managing Operating Officer of Polatechno Co., Ltd., Production Division Manager (current)	21,115
Director		Makoto Komatsu	December 14, 1935	April 1959 June 1990 June 1995 June 2002 June 2003	Joined Nippon Gas Chemical Industries Co., Ltd. Assumed post of Director of Mitsubishi Gas Chemical Co., Ltd. Assumes post of Managing Director of Mitsubishi Gas Chemical Co., Ltd., Director of General Research Center Advisor to Mitsubishi Gas Chemical Co., Ltd. (current) Assumed post of Director of the Company (current)	1,210

Title	Position	Name	Date of Birth	Career Brief		Number of shares held (shares)
Director		Kosuke Kanaya	June 25, 1937	April 1961 June 1990 June 1996 October 1998 March 2003 June 2003	Joined Mitsubishi Petrochemical Co., Ltd. Assumed post of Director of Mitsubishi Petrochemical Co., Ltd. Assumed post of Managing Director of Mitsubishi Petrochemical Co., Ltd. Mitsubishi Polyester Film Co., Ltd., President and Representative Director Mitsubishi Polyester Film Co., Ltd., Advisor Assumed post of Director of the Company (current)	—
Full-time Auditor		Kiyoshi Ikeda	August 24, 1943	April 1966 February 1994 March 1996 June 1996	Joined Hachijuni Bank, Ltd. Hachijuni Bank, Ltd. Arai Branch Office Manager Hachijuni Bank, Ltd. Inspection Dept. Counselor Assumed post of Full-time Auditor of the Company (current)	16,747
Auditor		Kazumichi Hanyu	October 11, 1947	April 1970 June 1989 June 2000 June 2002 June 2004 June 2006	Joined Hachijuni Bank, Ltd. Hachijuni Bank, Ltd. Suwa-Minami Branch Office Manager Hachijuni Bank, Ltd. Operating Officer and Ina Branch Office Manager Hachijuni Bank, Ltd. Operating Officer and Planning Department Manager Assumed post of Full-time Auditor of Hachijuni Bank, Ltd. (current) Assumed post of Auditor of the Company (current)	—
Auditor		Kenichi Ito	November 29, 1948	April 1971 February 1993 June 2001 June 2003 June 2005 June 2005	Joined Daishi Bank, Ltd. Daishi Bank Shibata Shimomachi Branch Manager Daishi Bank Director, stationed in Nagaoka and delegated Nagaoka Branch Manager Daishi Bank Director, delegated Audit Dept. Manager Assumed post of Daishi Bank Full-time Auditor (current) Assumed post of Auditor of the Company (current)	—
				Total		541,298

Note: 1. Among Directors, two Directors, Makoto Komatsu and Kosuke Kanaya are the outside directors provided in Article 2, item 15 of the Corporation Law.

2. Three Auditors are outside auditors provided in Article 2, item 16 of the Corporation Law.

3. The Company introduced Operating Officer system for expeditious execution of the business determined by the Board of Directors and development of highly transparent business strategies. There are ten Operating Officers now, which are comprised of one CEO, two Senior Managing Operating Officers, four Managing Operating Officers and the following three Officers.

Operating Officer	*Takashi Yoshida*	*In charge of First Manufacturing Dept.*
Operating Officer	*Kaoru Yano*	*Osaka Branch Manager*
Operating Officer	*Tsutomu Nakazawa*	*In charge of Materials Dept.*

4. The Company appointed one Substitute Auditor provided in Article 329, paragraph 2 of the Corporation Law in preparation for the shortage of the number of Auditors stipulated in the laws and regulations. Career brief of the Substitute Auditor is as follows.

Name	Date of Birth	Career Brief		Number of shares held (shares)
Kazuo Mori	May 18, 1940	April 1963 June 1989 June 1995 June 1998 June 2003	Joined the Company Assumed post of Director of the Company Assumed post of Managing Director of the Company Assumed post of Senior Managing Director of the Company Retired from office of directors of the Company	1,000

6. Status of Corporate Governance

(1) Basic Concept of Corporate Governance

The Company has established a corporate governance system for the improvement of corporate value through sustainable development and acquiring social credibility and is making efforts for securing efficient and fair management and improvement of transparency by positive information disclosure.

In streamlining management, for collection of highly accurate information and timely decision-making and business operations, we aim at management by a selected few and restrict the number of Directors to a minimum number. We have introduced an operating officer system in order to perform speedy operation under decision making by the Board of Directors, where outside directors and outside auditors also attend.

As for fairness of management, in accordance with the basic policy of improvement of internal control system, we are making efforts at the improvement of organizations and systems for securing compliance. To improve transparency, we carry out communications with our shareholders and general investors through IR activities as well as conduct active and timely information disclosing activities as practical as possible.

(2) Implementing Status of Measures for Corporate Governance

1) Status of Business Management Organization and other Organizations related to Management Decision Making, Execution and Supervision

(1) Details of Corporate Organizations

- The Company has adopted an Auditor System
- The Company appointed two Outside Directors (part-time) out of ten Directors and all three Outside Auditors as Corporate Auditors (out of which two are part-time Auditors). As for the support to outside directors and auditors, the General Affairs Group of the General Affairs Department holds responsibility. We have not appointed any staff to exclusively support the duties of Auditors and at the request of Auditors, we designate staff to support as appropriate each time depending on the knowledge and experience required for audit purpose.
- In execution of operation, we carry out efficient operations through monthly meetings of operating officers, information exchange at morning meetings held every other day in addition to Board of Directors meetings, monthly and extraordinary. We also conduct audit of operations of Directors by Auditors.

(2) Status of Internal Control System and Improvement of Risk Management System

- In accordance with the basic policy of improvement of the internal control system, we have placed the Departments of Sales, Manufacturing, Engineering and Administration under the CEO and efficient internal checking is carried out between the four Departments as well as the conducting of regular internal audits by the Internal Audit Department directly controlled by the CEO. As for subsidiaries, etc., through reports to and consultations with the Company of important management matters, the Company makes appropriate management control of consolidated subsidiaries.
- Regarding the risk management system, we have established a system, in which General Affairs Department manages risk across organizations and the entire Company as well as the relevant Department conducting recognition and management of risk accompanying the pertinent businesses of each Department, and Operating Officers Meeting makes deliberations upon recognition of the importance of risk management. As a legal advisor, the Company entered into an advisory contract with an Attorney, Toshiaki Kawakami, and the Company receives his advice as appropriate.

(3) Status of Internal Audit and Audit by Corporate Auditors and Accounting Audit

- As the Internal Audit Division, two full-time employees are assigned to the Internal Audit Office as an independent organization not being subordinated to any other organization, which conducts scheduled audits and unscheduled audits as appropriate. Regarding scheduled audits, an audit plan is developed by each term under the internal regulations and audits are conducted after obtaining the final decision of the CEO. Audit results are notified to the relevant departments and specific advice and recommendations are given. Reporting to and exchange of opinions with Auditors and meetings with the audit corporation are also conducted.
- Corporate Auditors conduct regular audits by the Auditors and propose necessary tasks from time to time. With the audit corporation, the Auditors interview on the audit plan at the beginning of year and recognize the results after each audit engagement and exchange opinions in close collaboration.

- Certified Public Accountants who conducted the audit engagement were as follows.

Names of CPA who conducted Engagement	Affiliated Audit Corporation	Continuous Years of Audit
Designated Partner Operating Partner Michiaki Miyajima	Shin Nihon & Co.	11 years
Designated Partner Operating Partner Naoki Nomoto	Shin Nihon & Co.	—

Note: *The Audit Corporation voluntarily introduced a rotation system of operating partners prior to the commencement of regulation under the Certified Public Accountants Law and implementation of self regulation by the Japanese Institute of Certified Public Accountants. Under the rotation plan developed by the Audit Corporation, Michiaki Miyajima was scheduled to be replaced by the accounting period ending March 31, 2007, but according to the revision of replacement provisions of the Audit Corporation, the Auditor is to be replaced by the accounting period ending March 31, 2006.*
Composition of assistants of audit engagement shall be determined in accordance with the selection standards of the Audit Corporation and specifically, they are composed of six certified public accountants and two assistant certified public accountants.

(4) Details of Officer Compensation and Compensation for Audit

Officer compensation for Directors and Auditors of the Company in the current business year and the engagement compensation for the audit corporation under the provisions of the Certified Public Accountants Law, Article 2, paragraph 1 are as follows.

Officer Compensation:

Compensation paid to inside Directors:	¥321,309,000
Compensation paid to outside Directors:	¥2,676,000
Compensation paid to outside Auditors:	¥13,827,000
Total	¥337,812,000

In this connection, for inside Directors, the Company has adopted a stock option scheme, details of which are as stated in "(7) Details of Stock Option Scheme" in "1 Status of Shares, etc."

Compensation for audit:

Compensation for certification of auditing: ¥18,570,000

2) Outline of Personal, Capital and Trade Relations and other Interests between the Company and the Outside Directors and Outside Auditors

- Makoto Komatsu, an Outside Director, owns 1,210 shares of the stocks of the Company and an advisor to Mitsubishi Gas Chemical Co., Ltd., which owns 4.03% of the outstanding shares of the Company and the Mitsubishi Gas Chemical is a business partner of the Company.
- Kosuke Kanaya, an Outside Director, is from Mitsubishi Chemical Polyester Film Co., Ltd. and the company is a business partner of the Company.
- Kiyoshi Ikeda, an Outside Auditor, owns 16,747 shares of the stocks of the Company.
- Kazumichi Hanyu, an Outside Auditor, is a full-time auditor of Hachijuni Bank, Ltd., which holds 2.74% of the outstanding shares of the Company and the Bank is a banker of the Company.
- Kenichi Ito, an Outside Auditor, is a full-time auditor of the Daishi Bank, Ltd., which owns 1.72% of the outstanding shares of the Company and is a banker of the Company.

5. Status of Accounting

1. Method of Preparation of Consolidated Financial Statements and Financial Statements

(1) The consolidated financial statements of the Company are prepared in compliance with the "Regulations Concerning Terms, Forms and Preparation Method of Consolidated Financial Statements" (Ministerial Ordinance No. 28 of the Ministry of Finance of 1976; hereinafter referred to as "Regulations of Consolidated Financial Statements").

Provided, however, that consolidated financial statements for the previous consolidated fiscal year (from April 1, 2004 to March 31, 2005) are prepared in compliance with the Regulations of Consolidated Financial Statements before amendment under "Ordinance of Cabinet Office amending Part of Regulations Concerning Terms, Forms and Preparation Method of Financial Statements" (Ordinance of Cabinet Office No. 5 of January 30, 2004), Supplemental Rule, paragraph 2, proviso.

(2) The financial statements of the Company are prepared in compliance with the "Regulations Concerning Terms, Forms and Preparation Method of Financial Statements" (Ministerial Ordinance No. 59 of the Ministry of Finance of 1963; hereinafter referred to as "Regulations of Financial Statements").

Provided, however, that consolidated financial statements for the 57th term (from April 1, 2004 to March 31, 2005), are prepared in compliance with the Regulations of Consolidated Financial Statements before amendment under "Ordinance of Cabinet Office amending Part of Regulations Concerning Terms, Forms and Preparation Method of Financial Statements" (Ordinance of Cabinet Office No. 5 of January 30, 2004), Supplemental Rule, paragraph 2, proviso.

2. Certification of Auditing

Based on the provisions of Article 193-2 of the Securities Exchange Law, the consolidated financial statements and the financial statements of the Company for the previous consolidated fiscal year (From April 1, 2004 to March 31, 2005) and the 57th term (from April 1, 2004 to March 31, 2005), as well as the consolidated financial statements and the financial statements of the Company for the current consolidated fiscal year (from April 1, 2005 to March 31, 2006) and the 58th term (from April 1, 2005 to March 31, 2006) were subject to an audit by Shin Nihon & Co., respectively.

1. Consolidated Financial Statements, etc.

(1) Consolidated Financial Statements

1) Consolidated Balance Sheet

(in thousands of yen)

Category	Note	Previous consolidated fiscal year (as of March 31, 2005)			Current consolidated fiscal year (as of March 31, 2006)		
		Amount		Ratio (%)	Amount		Ratio (%)
(Assets)							
I. Current Assets							
1. Cash and deposits			8,656,246			6,568,685	
2. Notes receivable & accounts receivable			12,390,082			10,138,086	
3. Inventories			7,295,008			7,700,263	
4. Deferred tax assets			566,239			278,068	
5. Other			756,688			990,257	
Allowance for doubtful accounts			Δ17,240			Δ50,732	
Total Current Assets			29,647,024	50.5		25,624,628	45.4
II. Fixed Assets							
1. Tangible fixed assets							
(1) Buildings & structures	*2	14,134,821			14,880,313		
Accumulated depreciation amount		6,835,617	7,299,204		7,406,132	7,474,180	
(2) Machinery, equipment & delivery equipment	*2	20,406,290			20,986,706		
Accumulated depreciation amount		13,188,530	7,217,760		14,117,795	6,868,911	
(3) Tools and fixtures	*2	1,455,063			1,520,098		
Accumulated depreciation amount		1,215,903	239,160		1,262,882	257,215	
(4) Land	*2		1,550,970			1,549,772	
(5) Construction in progress			2,036,394			758,323	
Total Tangible Fixed Assets			18,343,489	31.2		16,908,404	30.0
2. Intangible fixed assets			124,710	0.2		96,511	0.2

(in thousands of yen)

Category	Note	Previous consolidated fiscal year (as of March 31, 2005)			Current consolidated fiscal year (as of March 31, 2006)		
		Amount		Ratio (%)	Amount		Ratio (%)
3. Investments and other assets							
(1) Investment securities	*1		9,991,527			13,346,493	
(2) Long-term loans			291,580			296,241	
(3) Deferred tax assets			104,049			49,802	
(4) Others	*1		291,734			230,677	
Allowance for doubtful accounts			Δ25,519			Δ167,294	
Total Investments and other Assets			10,653,372	18.1		13,755,921	24.4
Total Fixed Assets			29,121,571	49.5		30,760,837	54.6
Total Assets			58,768,595	100.0		56,385,465	100.0
(Liabilities)							
I. Current Liabilities							
1. Notes payable & accounts payable			11,277,858			9,915,961	
2. Short-term borrowings	*2 *3		196,000			194,000	
3. Income taxes, etc., payable			1,782,214			821,716	
4. Reserve for bonuses			1,049,324			787,797	
5. Other			2,532,405			1,255,931	
Total Current Liabilities			16,837,803	28.7		12,975,406	23.0
II. Fixed Liabilities							
1. Long-term borrowings	*2		4,000			—	
2. Deferred tax liabilities			205,056			344,905	
3. Reserve for retirement allowance			36,223			37,598	
4. Consolidated adjustment account			3,211			—	
5. Other			250,597			100,061	
Total Fixed Liabilities			499,089	0.8		482,565	0.9
Total Liabilities			17,336,892	29.5		13,457,971	23.9

(in thousands of yen)

Category	Note	Previous consolidated fiscal year (as of March 31, 2005) Amount		Ratio (%)	Current consolidated fiscal year (as of March 31, 2006) Amount		Ratio (%)
(Shareholders' Equity)							
I. Capital	*4		7,023,219	12.0		7,101,486	12.5
II. Capital reserve			6,135,250	10.4		6,213,517	11.0
III. Earned surplus			27,798,452	47.3		30,882,205	54.8
IV. Other revaluation balance of securities			614,988	1.0		1,076,085	1.9
V. Exchange rate adjusting accounts			Δ17,951	Δ0.0		98,336	0.2
VI. Treasury Stocks	*5		Δ122,255	Δ0.2		Δ2,444,136	Δ4.3
Total shareholders' equity			41,431,703	70.5		42,927,494	76.1
Total liabilities and shareholders' equities			58,768,595	100.0		56,385,465	100.0

2) Consolidated Profit and Loss Statement

(in thousands of yen)

		Previous consolidated fiscal year (April 1, 2004 to March 31, 2005)			Current consolidated fiscal year (April 1, 2005 to March 31, 2006)		
Category	Note	Amount		Ratio (%)	Amount		Ratio (%)
I. Sales			57,552,139	100.0		44,759,600	100.0
II. Cost of Goods Sold	*1		43,570,828	75.7		37,433,192	83.6
Gross Profit on Sales			13,981,311	24.3		7,326,408	16.4
III. Selling, General & Admin. Expenses	*1						
1. Freight and packaging cost		976,118			735,913		
2. Officer's compensation		—			366,949		
3. Wage allowances		604,775			741,282		
4. Bonuses		510,436			—		
5. Transfer to reserve for bonus		227,586			133,711		
6. Transfer to retirement allowance		54,052			53,366		
7. Transfer to officers' retirement allowance		3,320			—		
8. Transfer to allowance for doubtful accounts		—			28,619		
7. Other		1,731,922	4,108,212	7.1	1,438,341	3,498,185	7.8
Operating income			9,873,098	17.2		3,828,222	8.6
IV. Non-operating Income							
1. Interest received		21,780			25,976		
2. Dividends received		44,684			58,007		
3. Write-off of consolidated adjustment account		1,070			—		
4. Investment profit on equity method		994,514			1,298,262		
5. Rent		123,106			110,909		
6. Other		213,558	1,398,714	2.4	376,581	1,869,736	4.2
V. Non-operating Expenses							
1. Interest paid		1,948			2,146		
2. Compensation for insufficient payment		28,396			64,601		
3. Loss on sale of accounts receivable		18,892			—		
4. Rent payment		57,666			48,363		
5. Transfer to allowance for doubtful accounts		—			193,060		
6. Other		32,133	139,037	0.3	68,872	377,045	0.9
Ordinary Profit			11,132,776	19.3		5,320,913	11.9

(in thousands of yen)

Category	Note	Previous consolidated fiscal year (April 1, 2004 to March 31, 2005) Amount		Ratio (%)	Current consolidated fiscal year (April 1, 2005 to March 31, 2006) Amount		Ratio (%)
VI. Extraordinary Profits							
1. Profit on sale of investment securities		40,708			570,300		
2. Profit on sale of fixed assets	*2	67,251			2,023		
3. Refund of fixed assets tax		33,969			—		
4. Profit from reversal of officers' retirement bonuses		—			127,034		
5. Other		—	141,929	0.2	511	699,869	1.6
VII. Extraordinary Losses							
1. Loss on sale of fixed assets	*3	—			442		
2. Loss on retirement of fixed assets	*4	6,277			337,602		
3. Loss on impairment	*5	—			5,604		
4. Loss on retirement of inventories		—			85,628		
5. Loss on sale of investment securities		—			36,003		
6. Valuation loss on investment securities		—			152,773		
7. Golf-course-membership depreciation loss		10,310			—		
8. Other		1,433	18,021	0.0	38,023	656,078	1.5
Net profits before taxes, etc.			11,256,684	19.5		5,364,705	12.0
Corporate income taxes, resident taxes and business taxes payable		3,456,290			1,301,589		
Adjusted amount of corporate income taxes, etc.		643,588	4,099,878	7.1	170,525	1,472,115	3.3
Current net profit			7,156,806	12.4		3,892,589	8.7

3) Consolidated Surplus Statement

(in thousands of yen)

Category	Note	Previous consolidated fiscal year (April 1, 2004 to March 31, 2005) Amount		Current consolidated fiscal year (April 1, 2005 to March 31, 2006) Amount	
(Capital Surplus)					
I. Capital surplus at start of term			5,914,708		6,135,250
II. Increase in capital surplus					
1. Issuance of new shares in connection with capital increase		220,541	220,541	78,267	78,267
III. Balance of capital surplus at end of period			6,135,250		6,213,517
(Earned Surplus)					
I. Earned surplus at start of term			21,931,537		27,798,452
II. Increase in earned surplus					
1. Current net profit		7,156,806		3,892,589	
2. Increase amount in connection with changes in the ratio of interests in the companies to which the equity method applies		—		1,327,868	
3. Increase amount in connection with the decrease in the number of consolidated subsidiaries		—	7,156,806	9,984	5,230,443
III. Decrease in earned surplus					
1. Dividends paid		1,284,863		1,952,178	
2. Director's bonuses		5,028		8,462	
3. Decrease amount due to merger with a non-consolidated subsidiary		—	1,289,891	186,049	2,146,690
IV. Balance of earned surplus at the end of period			27,798,452		30,882,205

4) Consolidated Cash Flow Statement

(in thousands of yen)

		Previous consolidated fiscal year (April 1, 2004 to March 31, 2005)	Current consolidated fiscal year (April 1, 2005 to March 31, 2006)
Category	Note	Amount	Amount
I. Cash flows from operating activities:			
Current net profit before taxes, etc.		11,256,684	5,364,705
Depreciation costs		2,620,755	2,771,557
Loss on impairment		—	5,604
Write-off of consolidated adjustment account		Δ1,070	—
Investment profit on equity method		Δ994,514	Δ1,298,262
Profit on sale of investment securities		Δ40,708	Δ570,300
Loss on sale of investment securities, etc.		—	36,275
Profit on sale of fixed assets		Δ67,251	Δ2,023
Loss on sale of fixed assets		—	442
Refund of fixed assets tax		Δ33,969	—
New share issuance expenses		4,592	2,713
Loss on sale of tangible fixed assets		6,277	337,602
Valuation loss on investment securities, etc.		1,433	167,680
Golf-course-membership depreciation loss		10,310	—
Loss on arrangement of subsidiaries		—	22,368
Exchange profits		Δ9,865	Δ59,656
Bad debt loss		—	13,062
Decrease in reserves for bonuses		Δ804,654	Δ263,373
Increase (decrease) in reserves for retirement allowance		Δ118,390	1,374
Increase (decrease) in allowance for doubtful accounts		Δ156	206,926
Interest received and dividend received		Δ66,464	Δ83,983
Interest paid		1,948	2,146
Increase (decrease) in account receivables		Δ1,323,108	2,259,656
Increase in inventories		Δ1,926,756	Δ405,255
Increase (decrease) in purchase liabilities		1,043,889	Δ1,361,897
Increase (decrease) in consumption tax, etc., payable		139,220	Δ324,827
Increase in other assets		Δ268,476	Δ289,559
Decrease in other debts		Δ290,960	Δ223,773
Officers' bonuses		Δ5,028	Δ8,462
Subtotal		9,133,736	6,300,741

(in thousands of yen)

		Previous consolidated fiscal year (April 1, 2004 to March 31, 2005)	Current consolidated fiscal year (April 1, 2005 to March 31, 2006)
Category	Note	Amount	Amount
Interest and dividends received		330,552	401,648
Interest paid		Δ1,942	Δ2,142
Corporate income tax, etc., payable		Δ4,026,360	Δ2,229,647
Cash flows from operating activities		5,435,985	4,470,600
II. Cash flows from investing activities			
Disbursement for investments in fixed deposits		Δ2,150,000	Δ2,950,000
Income from refund of fixed deposits		5,124,996	4,309,996
Expenses to acquire tangible fixed assets		Δ5,018,714	Δ2,578,913
Income from sale of tangible fixed assets		97,523	8,674
Expenses to acquire intangible fixed assets		—	Δ5,781
Expenses to acquire investment securities		Δ1,098,991	Δ1,181,204
Income from sale of investment securities		222,867	1,132,635
Lending expenses		Δ276,361	Δ184,509
Income from loan collections		107,062	349,280
Others		Δ2,725	2,015
Cash flows from investing activities		Δ2,994,341	Δ1,097,805
III.Cash flows from financing activities			
Expenses to repay long-term borrowings		Δ6,000	Δ6,000
Proceeds from equity issues		436,531	153,820
Expenses to acquire treasury stock		Δ61,316	Δ2,321,881
Dividends paid		Δ1,283,276	Δ1,948,891
Cash flows from financing activities		Δ914,061	Δ4,122,951

(in thousands of yen)

		Previous consolidated fiscal year (April 1, 2004 to March 31, 2005)	Current consolidated fiscal year (April 1, 2005 to March 31, 2006)
Category	Note	Amount	Amount
IV. Conversion differences of cash and cash equivalents		5,190	15,155
V. Increase (decrease) in cash and cash equivalents		1,532,772	Δ735,001
VI. Cash and cash equivalents at start of term		4,503,437	6,036,210
VII. Increase amount of cash and cash equivalents in connection with merger		—	7,437
VIII. Cash and cash equivalents at end of period	*	6,036,210	5,308,645

Important Basic Matters for Preparation of Consolidated Financial Statements

Item	Previous consolidated fiscal year (April 1, 2004 to March 31, 2005)	Current consolidated fiscal year (April 1, 2005 to March 31, 2006)
1. Scope of consolidation	(1) Number of consolidated subsidiaries: 6 Name of important consolidated subsidiaries: Arisawa Fiber Glass Co., Ltd. Arisawa Jushi Kogyo Co., Ltd. Arisawa Kenpan Co., Ltd. Arisawa Sogyo Co., Ltd. Arisawa Sporting Goods Co., Ltd. Eagle Co., Ltd. (2) Name of important non-consolidated subsidiaries Important non-consolidated subsidiaries: NB Optic, Co., Ltd. Howa Sangyo, Ltd. Kei-Ski Garage Co., Ltd. Arisawa P. G. Co., Ltd. ARISAWA MANUFACTURING (DALIAN) CO., LTD. Asuna Co., Ltd. ARISAWA MANUFACTURING (DALIAN) CO., LTD. was incorporated in October 2004 and Asuna Co., Ltd. was incorporated in December 2004. Arisawa Sangyo Co., Ltd. changed its name to NB Optic Co., Ltd. in March 2005. (Reason for excluding the non-consolidated subsidiary above from consolidation:) Because non-consolidated subsidiary is small in size and any of total assets, sales, net profit or loss (amount corresponding to the equity interest) and earned surplus (amount corresponding to the equity interest), etc., does not materially affect the consolidated financial statements.	(1) Number of consolidated subsidiaries: 5 Name of important consolidated subsidiaries: Arisawa Fiber Glass Co., Ltd. Arisawa Jushi Kogyo Co., Ltd. Arisawa Kenpan Co., Ltd. Arisawa Sogyo Co., Ltd. Eagle Co., Ltd. Arisawa Sporting Goods Co., Ltd., which had been one of our consolidated subsidiaries until the previous consolidated fiscal year, completed liquidation and the profit and loss statement for the period by the completion of liquidation was consolidated. (2) Name of important non-consolidated subsidiaries Important non-consolidated subsidiaries: NB Optic, Co., Ltd. Howa Sangyo, Ltd. Kei Ski Garage, Ltd. ARISAWA MANUFACTURING (DALIAN) CO., LTD. Asuna Co., Ltd. The Company absorbed Arisawa PG Co., Ltd., a non-consolidated subsidiary, as of December 1, 2005. As for Kei Ski Garage, Ltd., as stated in the Important events after closing the accounts, a resolution was adopted, by which the company is dissolved by January 26, 2006, and the liquidation will be completed by the end of June, 2006. (Reason for excluding the non-consolidated subsidiary above from consolidation:) Same as on the left.
2. Application of equity method	(1) Companies to which the equity method is applied: 6 Affiliates Name of important affiliates: Polatechno Co., Ltd. Shinano Co., Ltd. Taiflex Scientific Co., Ltd. Scalar Corporation Colorlink Japan Co., Ltd. DDD Group plc DDD Group plc is included in the affiliated companies to which the equity method applies from the current consolidated fiscal year as the Company acquired its stocks.	(1) Companies to which the equity method is applied: 5 Affiliates Name of important affiliates: Polatechno Co., Ltd. Shinano Co., Ltd. Taiflex Scientific Co., Ltd. Colorlink Japan Co., Ltd. DDD Group plc As regards Scalar Corporation, all the shares were sold during the current consolidated accounting period and as it is no longer an affiliate, it was excluded from the companies to which the equity method is applied.

Item	Previous consolidated fiscal year (April 1, 2004 to March 31, 2005)	Current consolidated fiscal year (April 1, 2005 to March 31, 2006)
	(2) Because non-consolidated subsidiaries not covered by the equity method (NB Optic, Co., Ltd. and other five companies) and affiliated companies (Ryoyu Industry Co., Ltd. and other one company) have only a slight effect on the consolidated financial statements and have no significance as a whole in terms of net profit or loss (amount corresponding to the equity interest) and earned surplus (amount corresponding to the equity interest), etc., if they are excluded from object of the equity method. (3) The financial statements of the fiscal year of the company in question have been used for those companies covered under the equity method whose settlement dates differ from the consolidated settlement date. (4) —	(2) Because non-consolidated subsidiaries not covered by the equity method (NB Optic, Co., Ltd. and other four companies) and affiliated companies (Ryoyu Industry Co., Ltd. and other one company) have only a slight effect on the consolidated financial statements and have no significance as a whole in terms of net profit or loss (amount corresponding to the equity interest) and earned surplus (amount corresponding to the equity interest), etc., if they are excluded from object of the equity method. (3) Same as on the left. (4) For profit and loss on the change of interest share due to the decrease in the ratio of interest in connection with a capital increase by new shares at market price of Polatechno Co., Ltd., it is posted in the consolidated surplus statement as an increase amount in connection with changes in the ratio of interests in the companies to which the equity method applies.
3. Business year items for consolidated subsidiaries	Except for Arisawa Sporting Goods Co., Ltd., the end of the fiscal term for the consolidated subsidiaries is the same as that of the Company. The closing date of the two companies is the end of January. However, in preparing these consolidated financial statements, the financial statements as of January 31 are used for these two companies, but necessary adjustments for consolidation are made with regard to important transactions made during the period between the different closing dates.	The closing date of business year of every consolidated subsidiary is the same as the consolidated closing date.
4. Accounting standards (1) Valuation standard and valuation method of important assets	1) Securities Other securities Securities where a market value is available: Valued at the current price based on the market value on the closing day, etc. (All revaluation balance is transferred directly to capital stock and sales cost is calculated by the gross average method.) Securities where a market value is unavailable: Valued by the gross average method at cost. 2) Derivatives Valued at the current price.	1) Securities Other securities Securities where a market value is available: Same as on the left. Securities where a market value is unavailable: Same as on the left. 2) Derivatives Same as on the left.

Item	Previous consolidated fiscal year (April 1, 2004 to March 31, 2005)	Current consolidated fiscal year (April 1, 2005 to March 31, 2006)
	3) Inventories Finished goods, merchandise, semi-finished goods, and work-in-progress: Mainly valued at cost by the FIFO method, but two of the consolidated subsidiaries adopt valuation at cost by the gross average method. Raw materials and stores: Valued by the gross average method at cost.	3) Inventories Finished goods, merchandise, semi-finished goods, and work-in-progress: Mainly valued at cost by the FIFO method, but one of the consolidated subsidiaries adopts valuation at cost by the gross average method. Raw materials and stores: Same as on the left.
(2) Depreciation method for important depreciable assets	1) Depreciation method for tangible fixed assets: Declining balance method However, the straight line method is used for buildings (excluding facilities connected to buildings) acquired on or after April 1, 1998. The durable length of time is as follows: Buildings & structures: 10 - 31 years Machinery, equipment & delivery equipment: 4 - 9 years 2) Depreciation method for intangible fixed assets: Straight line method However, straight line method is adopted for software for own use based on the period of in-house useful life (5 years).	1) Depreciation method for tangible fixed assets: Same as on the left. 2) Depreciation method for intangible fixed assets: Same as on the left.
(3) Treatment method of deferred assets	All new share issuance expenses are treated at the time of payment as expenses.	Same as on the left.
(4) Posting standards for important allowances	1) Allowance for doubtful accounts In order to reserve for losses from defaults on claims, a write-down as non-collectible has been charged at the actual rate of default for normal claims, and has been charged on the basis of the expected amount of default in each instance for specified claims such as those which present concerns about default. 2) Reserve for bonuses In order to prepare for payment of bonuses of employees, burden amount in the current period of expected amount of payment for bonuses is appropriated.	1) Allowance for doubtful accounts Same as on the left. 2) Reserve for bonuses Same as on the left.

Item	Previous consolidated fiscal year (April 1, 2004 to March 31, 2005)	Current consolidated fiscal year (April 1, 2005 to March 31, 2006)
	3) Reserve for retirement allowances In order to reserve retirement benefits for employees, this has been booked on the basis of liability for benefits as of the end of the consolidated fiscal year, and the expected amount of pension assets. The difference resulting from actuarial accounting will be expensed from the next consolidated fiscal year, according to the straight line method over a certain number of years (five years) within the average period of remaining service of the employees at the time the difference occurred. The submitting company appropriated ¥166,659,000 as prepaid pension cost since the pension assets exceeded retirement benefit obligations at the end of the current consolidated fiscal year.	3) Reserve for retirement allowances In order to reserve retirement benefits for employees, this has been booked on the basis of liability for benefits as of the end of the consolidated fiscal year, and the expected amount of pension assets. The difference resulting from actuarial accounting will be expensed from the next consolidated fiscal year, according to the straight line method over a certain number of years (five years) within the average period of remaining service of the employees at the time the difference occurred. The submitting company appropriated ¥459,865,000 as prepaid pension cost since the pension assets exceeded retirement benefit obligations at the end of the current consolidated fiscal year. (Changes in Accounting Policy) From the current consolidated fiscal year, "Partial Amendment of Accounting Standards for Retirement Benefits" (Issue No. 3 of Accounting Standards for Business Enterprises, March 16, 2005) and "Guidelines for Application concerning Partial Amendment of Accounting Standards for Retirement Benefits" (Issue No. 7 of Application Guidelines of Accounting Standards for Business Enterprises, March 16, 2005) have been applied. As a result of this, operating profit, ordinary profit and current net profit before taxes, etc., increased by ¥1,438 thousand. Amount affecting the segment information is stated in the pertinent place.
	4) Reserve for Officers' Retirement Bonuses (a) The Company In preparation for the payment of officers' retirement bonuses due to retirement of officers, the Company has reserved the required amount pursuant to the internal rules, but by a resolution of the 56th general meeting of shareholders, the officers' retirement bonus scheme was abolished in June 2004. In this regard, officers' retirement bonuses for the service period by June 2004 shall be paid at the time of retirement of each officer and they are included in "Others" of fixed liabilities. (b) Subsidiary Companies —	4) —
(5) Standards for Conversion of Important Foreign Currency Assets or Liabilities to Japanese Yen	Foreign currency debts and credits are converted to Japanese Yen at the spot exchange rate on the date of consolidated closing of accounts and the conversion differences are treated as profit or loss.	Same as on the left.

Item	Previous consolidated fiscal year (April 1, 2004 to March 31, 2005)	Current consolidated fiscal year (April 1, 2005 to March 31, 2006)
(6) Treatment method of important leasing transactions	Finance leasing transactions other than those for which ownership is deemed to be fully transferred to the lessee are treated in the same way as ordinary leasing transactions.	Same as on the left.
(7) Method of accounting for important hedges	1) Method of hedge accounting Allocation of foreign exchange transactions 2) Method of hedging and accounts hedged The risk of exchange fluctuation in foreign currency transactions is avoided through foreign exchange contracts, which are used as a means to finalize the price of sale or the price of acquisition. 3) Hedging policy In order to improve the financial balance, hedging shall be conducted within the extent of liabilities involved. 4) Method of evaluating the effectiveness of hedging In the period from hedging commencing time to the effectiveness determination time, the target of the hedge and the cumulative market fluctuation of the means of hedging shall be compared, and a determination will be made on the basis of factors such as the amount of fluctuation of both.	1) Method of hedge accounting Same as on the left. 2) Method of hedging and accounts hedged Same as on the left. 3) Hedging policy Same as on the left. 4) Method of evaluating the effectiveness of hedging Same as on the left.
(8) Other important matters for preparation of consolidated financial statements	1) Accounting treatment of consumption tax, etc. Accounting treatment of consumption tax, etc., employs a tax-excluded system.	1) Accounting treatment of consumption tax, etc. Same as on the left.
5. Matters related to Valuation of Assets and Liabilities of Consolidated Subsidiaries	As to the valuation of assets and liabilities of consolidated subsidiaries, total mark-to-market method is adopted.	Same as on the left.
6. Matters related to depreciation of consolidated adjustment account	Consolidated adjustment account is equally depreciated for five years.	Consolidated adjustment account is to be equally depreciated for five years.
7. Matters related to Treatment of Appropriated Retained Earnings Items, etc.	Statement of consolidated surplus has been prepared on the basis of appropriated retained earnings that were determined during the consolidated fiscal year.	Same as on the left.
8. Scope of Funds in Consolidated Cash Flow Statement	Funds consist of cash, deposits accessible at any time and short-term investments with due date less than three (3) months of acquisition date that is easily realized and with minor risk in fluctuation of prices.	Same as on the left.

Changes in Important Basic Matters for Preparation of Consolidated Financial Statements

Previous consolidated fiscal year (From April 1, 2004 to March 31, 2005)	Current consolidated fiscal year (From April 1, 2005 to March 31, 2006)
—	(Accounting standards for impairment of fixed assets) From the current consolidated fiscal year, accounting standards for impairment of fixed assets ("Statement of Position on Establishment of Accounting Standards for Impairment of Fixed Assets" (Business Accounting Council, August 9, 2002) and "Application Guidelines of Accounting Standards for Impairment of Fixed Assets" (Issue No. 6 of Application Guidelines of Accounting Standards for Business Enterprises, October 31, 2003) have been applied. As a result of this, current net profit before taxes, etc., decreased by ¥5,604 thousand. Amount affecting the segment information is stated in the pertinent place. In this regard, accumulated amount of impairment losses is directly deducted from the amount of each asset, based on the revised regulations of consolidated financial statements.

Changes in Method of Notation

Previous consolidated fiscal year (April 1, 2004 to March 31, 2005)	Current consolidated fiscal year (April 1, 2005 to March 31, 2006)
(Consolidated Profit and Loss Statement)	(Consolidated Profit and Loss Statement)
1. "Loss on retirement of inventories" (¥2,139 thousand in the current consolidated fiscal year) in Non-operating expenses, which was separately stated by the previous consolidated fiscal year, is included in "Others" of Non-operating expenses because it decreased to less than 10/100 of the total amount of Non-operating expenses.	1. "Officers' Compensation," (¥334,204 thousand in the previous consolidated fiscal year), which was stated in "Others" in Selling, General & Admin. Expenses was separately stated because it exceeded 10/100 of the total amount of Selling, General & Admin. Expenses.
2. "Bonuses" included in "Wage allowances" in Selling, General & Admin. Expenses (¥369,730 thousand in the previous consolidated fiscal year) are separately stated as they exceeded 10/100 of the total amount of Selling, General & Admin. Expenses.	2. "Bonuses" (¥143,043 thousand in the current consolidated fiscal year) in Selling, General & Admin. Expenses, which had been separately stated by the previous consolidated fiscal year, are stated in "Wage allowances" in Selling, General & Admin. Expenses, because they decreased to less than 10/100 of the total amount of Selling, General & Admin. Expenses.
3. As "Loss on sale of accounts receivable" which have been included in "Other" of Non-operating expenses (¥15,925 thousand for the previous fiscal year) exceeded 10/100 of the total Non-operating expenses, it was separately stated.	3. "Transfer to allowance for doubtful accounts" (¥4,487 thousand in the current consolidated fiscal year), which had been stated in "Others" in Selling, General & Admin. Expenses, is separately stated as the importance in the amount increased.
4. "Valuation loss on investment securities" (¥1,123 thousand in the current consolidated fiscal year) in Extraordinary Losses, which was separately stated by the previous consolidated fiscal year, is included in "Others" of Extraordinary Losses because it decreased to less than 10/100 of the total amount of Extraordinary Losses.	4. "Loss on sale of accounts receivable" (¥22,848 thousand in the current consolidated fiscal year), in Non-operating Expenses, which had been separately stated by the previous consolidated fiscal year, is stated in "Others" in Non-operating Expenses because it decreased to less than 10/100 of the total amount of Non-operating Expenses.
5. —	5. "Valuation loss on investment securities" (¥1,123 thousand in the previous consolidated fiscal year), which had been stated in "Others" in Extraordinary Losses, is separately stated because it exceeded 10/100 of the total amount of Extraordinary Losses.

Additional Information

Previous consolidated fiscal year (April 1, 2004 to March 31, 2005)	Current consolidated fiscal year (April 1, 2005 to March 31, 2006)
(Indication of Portion of Pro Forma Standard Taxation in Statement of Income under Corporate Enterprise Tax) From the current consolidated fiscal year, in compliance with the Report of Practical Response, No. 12, "Practical Treatment of Indication of Portion of Pro Forma Standard Taxation in Statement of Income under Corporate Enterprise Tax" (Business Accounting Standards Committee (February 13, 2004)), added value discount and capital discount of corporate enterprise tax are appropriated in Selling and General Administrative Expenses. The amount appropriated in Selling and General Administrative Expenses was ¥90,000,000.	—

Notes

(Notes Related to Consolidated Balance Sheet)

Previous consolidated fiscal year (as of March 31, 2005)	Current consolidated fiscal year (as of March 31, 2006)
*1 Items related to non-consolidated subsidiaries and affiliated companies are as follows. (in thousands of yen) Investment Securities (stock) ¥7,365,555 Other (investment and other assets) (Contributions) ¥16,390	*1 Items related to non-consolidated subsidiaries and affiliated companies are as follows. (in thousands of yen) Investment Securities (stock) ¥10,124,339 Other (investment and other assets) (Contributions) ¥2,290
*2 Assets provided as security and secured debt are as follows: Security assets: (in thousands of yen) Buildings and structures ¥2,743,987 (¥2,743,987) Machinery, equipment and delivery equipment ¥1,606,529 (¥1,606,529) Tools and fixtures ¥39,386 (¥39,386) Land ¥258,342 (¥191,025) Total ¥4,648,245 (¥4,580,928) Secured debt: (in thousands of yen) Short tem borrowings ¥150,000 (¥150,000) Current portion of long-term borrowings payable within one year ¥6,000 (¥6,000) Long-term borrowings ¥4,000 (¥4,000) Total: ¥160,000 (¥160,000) The figures in the brackets show mortgages of the Factory Foundation and its liabilities.	*2 Assets provided as security and secured debt are as follows: Security assets: (in thousands of yen) Buildings and structures ¥4,446,373 (¥4,446,373) Machinery, equipment and delivery equipment ¥3,828,422 (¥3,828,422) Tools and fixtures ¥67,948 (¥67,948) Land ¥258,342 (¥191,025) Total ¥8,601,087 (¥8,533,770) Secured debt: (in thousands of yen) Short tem borrowings ¥150,000 (¥150,000) Current portion of long-term borrowings payable within one year ¥4,000 (¥4,000) Total: ¥154,000 (¥154,000) The figures in the brackets show mortgages of the Factory Foundation and its liabilities.
*3 The submitting company has executed an overdraft agreement with three correspondent banks, and a loan commitment agreement with one bank, for the purpose of efficient procurement of operating capital. The following are unused lines of credit based on these agreements as of the end of the current consolidated fiscal year: (in thousands of yen) Total amount of current account overdrafts and loan commitments ¥2,750,000 Draw-downs ¥190,000 Net ¥2,560,000	*3 The submitting company has executed an overdraft agreement with five correspondent banks for the purpose of efficient procurement of operating capital. The following are unused lines of credit based on these agreements as of the end of the current consolidated fiscal year: (in thousands of yen) Total amount of current account overdrafts ¥5,450,000 Draw-downs ¥190,000 Net ¥5,260,000
*4 Total number of outstanding shares of the Company Common stocks 33,125,481 shares	*4 Total number of outstanding shares of the Company Common stocks 36,526,129 shares
*5 Number of treasury stocks held by the Company Common stocks 37,705 shares	*5 Number of treasury stocks held by the Company Common stocks 1,053,997 shares

(Notes to Related Consolidated Profit and Loss Statement)

Previous consolidated fiscal year (April 1, 2004 to March 31, 2005)

*1 Research and development expenses included in General and administrative expenses and Current manufacturing expenses

¥3,069,337,000

*2 Profit from sale of fixed assets is ¥67,251,000 from sale of land.

*3 —

*4 Loss on retirement of fixed assets are as follows:

(in thousands of yen)

Building and Structure	¥2,249
Tools and fixtures	¥1,457
Machinery, equipment and delivery equipment	¥1,141
Expense for disposal of facilities	¥1,091
Others	¥337
Total	¥6,277

*5 —

Current consolidated fiscal year (April 1, 2005 to March 31, 2006)

*1 Research and development expenses included in General and administrative expenses and Current manufacturing expenses

¥2,695,530,000

*2 Profit from sale of fixed assets are as follows:

(in thousands of yen)

Tools and fixtures	¥1,759
Machinery, equipment and delivery equipment	¥264
Total	¥2,023

*3 Loss on sale of fixed assets are as follows:

(in thousands of yen)

Machinery, equipment and delivery equipment	¥370
Telephone subscription right	¥71
Total	¥442

*4 Loss on retirement of fixed assets are as follows:

(in thousands of yen)

Machinery, equipment and delivery equipment	¥293,935
Building and Structure	¥27,866
Expense for disposal of facilities	¥9,328
Tools and fixtures	¥6,472
Total	¥337,602

*5 Loss on impairment

Our group appropriated the following loss on impairment in the current consolidated fiscal year.

Place	Usage	Type
Myoko-shi, Niigata Prefecture	Dormant assets	Land
Hichiso-cho, Kamo-gun, Gifu Prefecture	Dormant assets	Investment real estate property
Shirakawa-cho, Kamo-gun, Gifu Prefecture	Dormant assets	Investment real estate property

Our group makes grouping of leased assets and dormant assets by each asset based on the segment of business type. In the current consolidated fiscal year, book value was reduced to the recoverable value with respect to the dormant assets whose market value largely decreased. The reduced amount was appropriated in Extraordinary losses as loss on impairment (¥5,604 thousand).

Breakdown is Land of ¥1,197 thousand and investment real property of ¥4,407 thousand.

In this regard, recoverable value of the assets is measured by the net sales price and evaluated on the basis of fixed assets tax valuation amount.

(Notes to Consolidated Cash Flow Statement)

Previous consolidated fiscal year (April 1, 2004 to March 31, 2005)	Previous consolidated fiscal year (April 1, 2005 to March 31, 2006)
* Relationship between the final figures of cash and cash equivalents at end of the year and the amounts of items shown in the consolidated balance sheets.	* Relationship between the final figures of cash and cash equivalents at end of the year and the amounts of items shown in the consolidated balance sheets.
(As of March 31, 2005) (in thousands of yen)	(As of March 31, 2006) (in thousands of yen)
Cash and deposits ¥8,656,246	Cash and deposits ¥6,568,685
Fixed term deposits for a term longer than three months Δ¥2,620,036	Fixed term deposits for a term longer than three months Δ¥1,260,039
Cash and cash equivalents ¥6,036,210	Cash and cash equivalents ¥5,308,645

(Notes Related to Leasing Transaction)

Previous consolidated fiscal year (April 1, 2004 to March 31, 2005)	Current consolidated fiscal year (April 1, 2005 to March 31, 2006)

Previous consolidated fiscal year (April 1, 2004 to March 31, 2005)

Finance-lease transactions except for which titles to the leased items are deemed to be transferred to the lessee.

1. The amount equivalent to acquisition prices of leased assets, the amount equivalent to accumulated depreciation costs, and the balance at the end of the term

(in thousands of yen)

	Amount equivalent to acquisition prices	Amount equivalent to accumulated depreciation costs	Balance at period end
Machinery equipment & delivery equipment	18,210	5,596	12,613
Tools and fixtures	104,429	48,212	56,217
Other	105,716	38,511	67,204
Total	228,355	92,320	136,034

(Note) The amount equivalent to acquisition prices are calculated on an interest paid included basis because the balance of accrued lease payments makes up such a small portion of tangible asset balance at the end of term.

2. Balance of accrued lease payments at the end of term

(in thousands of yen)

Less than 1 year	¥44,179
More than 1 year	¥91,855
Total:	¥136,034

(Note) The amount equivalent to the balance of accrued lease payments at the end of the term is calculated on an interest paid included basis because this balance makes up such a small portion of tangible asset balance at the end of term.

3. Lease payments paid and depreciation cost equivalents:

(in thousands of yen)

Lease payments paid:	¥43,222
Depreciation cost equivalent:	¥43,222

4. Method for calculating depreciation cost equivalent:
   The straight line method is adopted, where the period of lease is set as the useful life and the salvage value is set at zero.

Current consolidated fiscal year (April 1, 2005 to March 31, 2006)

Finance-lease transactions except for which titles to the leased items are deemed to be transferred to the lessee.

1. The amount equivalent to acquisition prices of leased assets, the amount equivalent to accumulated depreciation costs, the amount equivalent to accumulated impairment losses, and the balance at the end of the term

(in thousands of yen)

	Amount equivalent to acquisition prices	Amount equivalent to accumulated depreciation costs	Balance at period end
Machinery equipment & delivery equipment	18,210	9,733	8,476
Tools and fixtures	96,862	51,869	44,992
Other	181,919	43,059	138,859
Total	296,991	104,662	192,329

(Note) Same as on the left.

2. Balance of accrued lease payments at the end of term, etc.
   Balance of accrued lease payments at the end of term:

(in thousands of yen)

Less than 1 year	¥54,346
More than 1 year	¥137,982
Total:	¥192,329

(Note) Same as on the left.

3. Lease payments paid, reversal of lease asset impairment account, depreciation cost equivalents and impairment losses

(in thousands of yen)

Lease payments paid:	¥48,767
Depreciation cost equivalent:	¥48,767

4. Method for calculating depreciation cost equivalent:
   Same as on the left.

(On Impairment Loss)
There is no impairment loss allocated to lease assets.

(Notes Related to Securities)

Securities

1. Other Market Value bearing Securities

(in thousands of yen)

Type	Previous consolidated fiscal year (as of March 31, 2005)			Current consolidated fiscal year (as of March 31, 2006)		
	Acquisition Cost	Value shown on Consolidated Balance Sheet	Balance	Acquisition Cost	Value shown on Consolidated Balance Sheet	Balance
Those whose appropriated amount in consolidated balance sheet exceeds the acquisition cost						
Equity Shares	739,068	1,817,398	1,078,329	435,539	2,200,329	1,764,789
Bonds						
Government bonds, local government bonds, etc.	—	—	—	—	—	—
Corporate bonds	—	—	—	—	—	—
Other	—	—	—	—	—	—
Others	—	—	—	438,911	453,991	15,079
Sub-total	739,068	1,817,398	1,078,329	874,451	2,654,320	1,779,869
Those whose appropriated amount in consolidated balance sheet does not exceed the acquisition cost						
Equity Shares	37,452	29,252	Δ8,200	4,473	4,230	Δ243
Bonds						
Government bonds, local government bonds, etc.	—	—	—	—	—	—
Corporate bonds	—	—	—	—	—	—
Other	—	—	—	—	—	—
Others	435,503	427,758	Δ7,744	—	—	—
Sub-total	472,956	457,011	Δ15,945	4,473	4,230	Δ243
Total	1,212,024	2,274,409	1,062,384	878,925	2,658,551	1,779,625

2. Other Securities sold during the Previous Consolidated Fiscal year and Current Consolidated Fiscal year

(in thousands of yen)

Previous consolidated fiscal year (From April 1, 2004 to March 31, 2005)			Current consolidated fiscal year (From April 1, 2005 to March 31, 2006)		
Amount sold	Total profit on sale	Total loss on sale	Amount sold	Total profit on sale	Total loss on sale
224,325	40,708	—	910,265	551,762	—

3. Details of Major Securities not Marked To Market

(in thousands of yen)

Type	Previous consolidated fiscal year (as of March 31, 2005)	Current consolidated fiscal year (as of March 31, 2006)
	Value shown on Consolidated Balance Sheet	Value shown on Consolidated Balance Sheet
Other Securities		
Unlisted Shares	254,911	432,464
Other	96,651	131,137

Note: *In the previous consolidated fiscal year, with regard to the securities without market value, impairment of ¥¥1,123,000 was made.*

In the current consolidated fiscal year, with regard to the securities without market value, impairment of ¥152,773,000 was made.

In this connection, in impairment of securities without market value, all of them are impaired if the interest of the Company in net asset value of the pertinent company at the end of year has decreased by over 50% against acquisition cost. If it has decreased by 30-50%, impairment is made for the necessary amount, taking recoverability into consideration.

(Derivative Transactions related)

1. Matters related to Status of Transactions

Previous consolidated fiscal year (April 1, 2004 to March 31, 2005)	Current consolidated fiscal year (April 1, 2005 to March 31, 2006)
(1) Details of Transactions Derivative transactions used are forward exchange contracts related to currencies. (2) Engagement Policy for Transactions Derivative transactions have the purpose of avoiding risks in fluctuation of exchange in the future and we set out a policy that we will not be engaged in speculative transactions. (3) Purpose of Use of Transactions Derivative transactions are used for avoiding fluctuation risks of foreign currency monetary debts, related to currencies and to secure stable profits. We conduct hedge accounting, using derivative transactions. Method of Hedge Accounting Appropriation of foreign currency transactions Means of Hedge and Subject of Hedge By means of forward exchange contract, we avoid exchange rate fluctuations in foreign currency transactions to determine the acquisition price. Hedge Policy To improve financial balance, we are engaged in hedge transactions to the extent of subject debts. Method of Evaluation of Effectiveness of Hedge For the period between the start of hedge and the point of determination of effectiveness, we compare subject of hedge and aggregate of exchange rate fluctuations of means of hedge, and determine on the basis of fluctuated amount of both. (4) Details of Risks related to Transactions Forward exchange contract has risk in fluctuation of exchange rates. In this connection, as clients of transactions are limited to financial institutions having high rating, we believe there is almost no credibility risk. (5) Risk Management System related to Transactions With respect to execution and management of derivative transactions, Funds Section is conducting with the approval of the person making final decision. (6) Supplemental Explanation about matters related to Market Value, etc., of Transactions Contract amount, etc., of the matters related to market value of transactions is the nominal contract amount in derivative transactions, which itself does not indicate the magnitude of risks involved in derivatives.	(1) Details of Transactions Same as on the left. (2) Engagement Policy for Transactions Same as on the left. (3) Purpose of Use of Transactions Same as on the left. (4) Details of Risks related to Transactions Same as on the left. (5) Risk Management System related to Transactions Same as on the left. (6) Supplemental Explanation about matters related to Market Value, etc., of Transactions Same as on the left.

2. Matters related to Market Value, etc., of Transactions

The previous consolidated fiscal year (ended March 31, 2005)

Our group has no applicable matter except for derivative transactions to which hedge accounting applies.

The current consolidated fiscal year (ended March 31, 2006)

As there is no balance at the end of year, there is no applicable matter.

(Retirement allowance related)

1. Outline of Retirement benefit Plan adopted by the Group

Our group has established a qualified retirement pension plan and lump-sum payment for retirement scheme. The Submitting Company has changed to a qualified retirement pension plan as to part (equivalent to 50% of payment) of retirement benefits from the 33rd Term (ended March 31, 1981), and from the 42nd Term (ended March 31, 1990), all the retirement pay to qualified retirement pension plan.

2. Matters related to Retirement Benefit Obligations

(in thousands of yen)

	Previous consolidated fiscal year (as of March 31, 2005)	Current consolidated fiscal year (as of March 31, 2006)
(1) Retirement benefit obligations	Δ3,792,857	Δ3,771,247
(2) Pension assets	3,809,358	4,327,188
(3) Unreserved retirement benefit obligations (1)+(2)	16,501	555,940
(4) Differences in unrecognized mathematical calculation	113,934	Δ133,674
(5) Unrecognized past service liabilities (reduction of liabilities)	—	—
(6) Net amount appropriated in consolidated balance sheet (3)+(4)+(5)	130,435	422,266
(7) Prepaid pension cost	166,659	459,865
(8) Reserve for retirement allowance (6)-(7)	Δ36,223	Δ37,598

Note: Some subsidiaries adopted simplified method for calculation of retirement benefit obligations.

3. Matters related to Retirement Allowance Cost

(in thousands of yen)

	Previous consolidated fiscal year (April 1, 2004 to March 31, 2005)	Current consolidated fiscal year (April 1, 2005 to March 31, 2006)
Retirement allowance cost	369,893	367,313
(1) Service cost	176,291	193,533
(2) Interest cost	86,066	74,768
(3) Expected investment profit (subtraction)	Δ30,996	Δ38,165
(4) Appropriated amount of cost from difference in mathematical calculation	138,531	137,176

Note: Retirement allowance cost of consolidated subsidiaries that have adopted simplified method is appropriated in "(1) Service Cost."

4. Matters related to the Basis of Calculation of Retirement benefit Obligations, etc.

	Previous consolidated fiscal year (as of March 31, 2005)	Current consolidated fiscal year (as of March 31, 2006)
(1) Discount rate (%)	2.00	Same as on the left.
(2) Expected investment profit rate (%)	1.00	Same as on the left.
(3) Distribution method of period for expected retirement pay	Fixed amount standard for the period	Same as on the left.
(4) Years required for disposition of past service liabilities (years)	—	—
(5) Years required for disposition of mathematical calculation difference (years)	5	Same as on the left.

(Tax Effect Accounting related)

Previous consolidated fiscal year (as of March 31, 2005)

1. Breakdown by Cause of Occurrence of Deferred Tax Assets and Deferred Tax Liabilities

(in thousands of yen)

Deferred Tax Assets (current)	
Amount of reserve for bonuses exceeding amount allowable	424,152
Denial amount of unpaid enterprise tax	129,745
Other	88,703
	642,601
Deferred Tax Liabilities (current)	
Prepaid pension cost	Δ74,911
Special reserve for depreciation	Δ1,307
	Δ142
	Δ76,361
Net amount of deferred tax assets (current)	566,239
Deferred Tax Assets (fixed)	
Taxation loss brought forward	134,669
Denial amount of transfer to reserve for bonuses to retiring officers	56,671
Amount of reserve for retirement benefit exceeding allowable amount	11,399
Denial amount of valuation loss on investment securities	162,120
Other	54,036
Sub-total	418,897
Reserve for valuation	Δ69,483
	349,413
Deferred Tax Liabilities (fixed)	
Other revaluation balance of securities	Δ417,803
Reserve for special depreciation	Δ1,690
Reserve for special account of advanced depreciation of fixed assets	Δ27,951
Other	Δ2,974
	Δ450,420
Net amount of deferred tax assets (fixed)	Δ101,006

2. Breakdown of Major Items that were the causes of the difference, where there was a significant difference between statutory effective tax rate and the burden rate of corporate tax, etc., after applying tax effect accounting.

Statutory effective tax rate	40.44%
(Adjustment)	
Investment profit by equity method	Δ3.57%
Unrecognized tax profit of deficit subsidiaries	0.61%
Items permanently not includable in profits, such as dividends received	Δ1.80%
Other	0.74%
Burden rate of corporate tax, etc., after applying tax effect accounting	36.42%

Current consolidated fiscal year (as of March 31, 2006)

1. Breakdown by Cause of Occurrence of Deferred Tax Assets and Deferred Tax Liabilities

(in thousands of yen)

Deferred Tax Assets (current)	
Denial amount of reserve for bonuses	318,426
Denial amount of unpaid enterprise tax	76,594
Denial amount of unpaid expenses	43,244
Other	40,238
Total	478,504
Deferred Tax Liabilities (current)	
Prepaid pension cost	Δ193,325
Reserve for advanced depreciation of fixed assets	Δ5,804
Special reserve for depreciation	Δ1,307
Total	Δ200,436
Net amount of deferred tax assets (current)	278,068
Deferred Tax Assets (fixed)	
Denial amount of valuation loss on investment securities	229,604
Denial amount of retirement loss of fixed assets	82,191
Transfer to allowance for doubtful accounts exceeding allowable amount	66,763
Taxation loss brought forward	57,819
Other	91,194
Sub-total	527,573
Reserve for valuation	Δ57,819
Total	469,753
Deferred Tax Liabilities (fixed)	
Other revaluation balance of securities	Δ729,545
Reserve for advanced depreciation of fixed assets	Δ34,927
Reserve for special depreciation	Δ383
Total	Δ764,856
Net amount of deferred tax liabilities (fixed)	Δ295,102

2. Breakdown of Major Items that were the causes of the difference, where there was a significant difference between statutory effective tax rate and the burden rate of corporate tax, etc., after applying tax effect accounting.

Statutory effective tax rate	40.44%
(Adjustment)	
Investment profit by equity method	Δ9.79%
Items permanently not includable in profits, such as dividends received	Δ2.24%
Deduction of taxes on experiment and research expenses	Δ2.24%
Other	1.27%
Burden rate of corporate tax, etc., after applying tax effect accounting	27.44%

(Segment Information)

[Segment Information by Business Category]

The previous consolidated fiscal year (April 1, 2004 to March 31, 2005)

(in thousands of yen)

	Manufacturing and sales of industrial materials, etc.	Other businesses	Total	Elimination or all companies	Consolidation
I Sales and Operating income					
Sales					
(1) Sales to outside customers	57,025,693	526,446	57,552,139	—	57,552,139
(2) Inter-segmental internal sales or transfers	12,954	—	12,954	(12,954)	—
Total	57,038,647	526,446	57,565,094	(12,954)	57,552,139
Operating expenses	47,155,101	533,539	47,688,640	(9,598)	47,679,041
Operating income	9,883,546	Δ7,092	9,876,454	(3,355)	9,873,098
II Assets, Depreciation cost and Capital expenditure					
Assets	56,827,964	835,977	57,663,941	1,104,654	58,768,595
Depreciation cost	2,605,383	15,371	2,620,755	—	2,620,755
Capital expenditure	4,598,470	330	4,598,800	—	4,598,800

Note: 1. *Segmentation of businesses*

Businesses engaged by the Company are segmented, taking into account product lines and similarity of related markets.

2. *Main products categorized into respective business category*

Business category	Main products, etc.
Manufacturing and Sales of Industrial materials, etc.	Manufacturing and sales of electronic materials, display materials, electric insulation materials and industrial-use structural materials, and the purchase and sale of related products.
Other businesses	Management of golf driving ranges, and purchase and sale of sports and recreation equipment

3. *Among assets, the amount of assets of the whole company included in either item of retirement or the whole company was ¥1,747,490,000. Major items are long-term investment funds (investment securities) and assets related to administration department of the Submitting Company.*

The current consolidated fiscal year (April 1, 2005 to March 31, 2006)

(in thousands of yen)

	Manufacturing and sales of industrial materials, etc.	Other businesses	Total	Elimination or all companies	Consolidation
I Sales and Operating income					
Sales					
(1) Sales to outside customers	44,348,745	410,855	44,759,600	—	44,759,600
(2) Inter-segmental internal sales or transfers	1,914	—	1,914	(1,914)	—
Total	44,350,660	410,855	44,761,515	(1,914)	44,759,600
Operating expenses	40,525,038	400,468	40,925,506	5,871	40,931,378
Operating income (or Operating Losses)	3,825,621	10,386	3,836,008	(7,786)	3,828,222
II Assets, Depreciation cost, Loss on impairment and Capital expenditure					
Assets	53,463,995	305,213	53,769,209	2,616,256	56,385,465
Depreciation cost	2,758,216	13,340	2,771,557	—	2,771,557
Loss on impairment	—	—	—	5,604	5,604
Capital expenditure	1,640,840	—	1,640,840	—	1,640,840

Notes: 1. *Segmentation of businesses*

Businesses engaged by the Company are segmented, taking into account product lines and similarity of related markets.

2. *Main products categorized into respective business category*

Business category	Main products, etc.
Manufacturing and Sales of Industrial materials, etc.	Manufacturing and sales of electronic materials, display materials, electric insulation materials and industrial-use structural materials, and the purchase and sale of related products.
Other businesses	Management of golf driving ranges, and purchase and sale of sports and recreation equipment

3. *Among assets, the amount of assets of the whole company included in either item of retirement or the whole company was ¥2,831,488,000. Major items are long-term investment funds (investment securities) and assets related to administration department of the Submitting Company.*

4. *As stated in "Changes in Accounting Policy" in "Important Basic Matters for Preparation of Consolidated Financial Statements," from the current consolidated fiscal year, "Partial Amendment of Accounting Standards for Retirement Benefits" (Issue No. 3 of Accounting Standards for Business Enterprises, March 16, 2005) and "Guidelines for Application concerning Partial Amendment of Accounting Standards for Retirement Benefits" (Issue No. 7 of Application Guidelines of Accounting Standards for Business Enterprises, March 16, 2005) have been applied. In connection with the change, for operating expenses for the current consolidated fiscal year, ¥1,438 thousand decreased in manufacturing and sales operation of industrial materials and operating profit increased by the same amount as compared to the calculation by the previous method.*

[Segment Information by Region]

Previous consolidated fiscal year (from April 1, 2004 to March 31, 2005) and current consolidated fiscal year (from April 1, 2005 to March 31, 2006)

There is no applicable matter as there is no consolidated subsidiaries and branches in overseas countries or areas other than Japan.

[Overseas Sales]

The previous consolidated fiscal year (April 1, 2004 to March 31, 2005)

	Asia	North America	Other Region	Total
I Overseas sales (in thousands of yen)	18,932,653	6,726,325	1,253,820	26,912,799
II Consolidated sales (in thousands of yen)	—	—	—	57,552,139
III Ratio of overseas sales in the consolidated sales (%)	32.9	11.7	2.2	46.8

The current consolidated fiscal year (April 1, 2005 to March 31, 2006)

	Asia	North America	Other Region	Total
I Overseas sales (in thousands of yen)	14,594,838	4,641,845	418,093	19,654,776
II Consolidated sales (in thousands of yen)	—	—	—	44,759,600
III Ratio of overseas sales in the consolidated sales (%)	32.6	10.4	0.9	43.9

Note:
1. *The regions are segmented by proximity.*
2. *The respective regions are composed of the following countries.*
   Asia: Korea, China, Taiwan and Malaysia, etc.
   North America: USA and Canada
3. *Overseas sales are the sales (including indirect exports) by the Company and consolidated subsidiaries of countries or areas other than Japan.*

[Transactions with Interested Parties]

The previous consolidated fiscal year (from April 1, 2004 to March 31, 2005)

1. Parent and Major Corporation Shareholders, etc.
   No applicable matter.

2. Officers and Major Individual Shareholders, etc.

Attribute	Name of company, etc.	Address	Capital or Contributions (¥ 1000)	Details of business or occupation	Ratio of voting rights held (%)	Details of relations		Details of trade	Trading amount (¥ 1000)	Item	Balance at the end of year (¥ 1000)
						Concurrent office holding (person)	Business relations				
Company majority of voting rights of which is owned by officers and their relatives	Arisawa Kenko Ltd.	Joetsu-city, Niigata	317,600	Non-life insurance agent	Direct 2.0%	Officer 1 person	Non-life insurance policy	Payment of premiums	18,811	—	—

Note:
1. *Breakdown of holding of voting rights shows that 28.9% is directly owned by Sanji Arisawa, a Director of the Submitting Company. Four relatives of Sanji Arisawa directly own 71.1% of them.*
2. *Terms of Transactions and Policy for Determination of Terms of Transactions*
   With respect to non-life insurance policy, premiums are determined on the basis of prescribed rate.

3. Subsidiaries, etc.
   No applicable matter.

4. Fellow Subsidiaries
   No applicable matter.

The current consolidated fiscal year (from April 1, 2005 to March 31, 2006)

1. Parent and Major Corporation Shareholders, etc.
   No applicable matter.

2. Officers and Major Individual Shareholders, etc.

Attribute	Name of company, etc.	Address	Capital or Contributions (¥ 1000)	Details of business or occupation	Ratio of voting rights held (%)	Details of relations		Details of trade	Trading amount (¥ 1000)	Item	Balance at the end of year (¥ 1000)
						Concurrent office holding (person)	Business relations				
Company majority of voting rights of which is owned by officers and their relatives	Arisawa Kenko Ltd.	Joetsu-city, Niigata	317,600	Non-life insurance agent	Direct 1.98%	Officer 1 person	Non-life insurance policy	Payment of premiums	5,840	—	—

Note: 1. Breakdown of holding of voting rights shows that 28.9% is directly owned by Sanji Arisawa, a Director of the Submitting Company. Four relatives of Sanji Arisawa directly own 71.1% of them.

2. Terms of Transactions and Policy for Determination of Terms of Transactions
With respect to non-life insurance policy, premiums are determined on the basis of prescribed rate.

3. Subsidiaries, etc.
   No applicable matter.

4. Fellow Subsidiaries
   No applicable matter.

[Per share information]

Previous consolidated fiscal year (April 1, 2004 to March 31, 2005)		Current consolidated fiscal year (April 1, 2005 to March 31, 2006)	
Net asset per share	¥1,251.92	Net asset per share	¥1,209.93
Net profit per share for the current term	¥216.82	Net profit per share for the current term	¥108.06
Fully diluted net profit per share for the current term	¥215.14	Fully diluted net profit per share for the current term	¥107.82
In the current consolidated fiscal year, stock split was made. Information per share in the previous consolidated fiscal year, as if the split had been made as of the commencement date of the previous consolidated fiscal year, is as follows respectively.		In the current consolidated fiscal year, the Company carried out stock split at a ratio of 1 to 1.1 as of May 20, 2005. Information per share in the previous consolidated fiscal year, as if the split had been made as of the commencement date of the previous consolidated fiscal year, is as follows respectively.	
Net asset per share	¥1,067.79	Net asset per share	¥1,138.10
Net profit per share for the current term	¥157.35	Net profit per share for the current term	¥197.05
Fully diluted net profit per share for the current term	¥156.20	Fully diluted net profit per share for the current term	¥195.66

Note: Net profit per share and fully diluted net profit per share for the current term are calculated on the basis of the following:

	Previous consolidated fiscal year (April 1, 2004 to March 31, 2005)	Current consolidated fiscal year (April 1, 2005 to March 31, 2006)
Net profit per share		
Net Profit (in thousands of yen)	7,156,806	3,892,589
Amounts that are not attributable to common stock holders (in thousands of yen)	8,462	8,393
(Of these, bonuses to officers by appropriation of retained earnings)	(8,462)	(8,393)
Net profit for common stocks (in thousands of yen)	7,148,344	3,884,196
Average number of shares during the term	32,967,858	35,946,424
Fully diluted net profit per share		
Adjusted amount of net profit (in thousands of yen)	—	—
Increase in number of common stocks	257,598	77,228
(Of those, number of new share subscription rights)	(257,598)	(77,228)
The outline of potential shares includes no dilution in the calculation of net profit per share after dilution due to the absence of dilutive effects:	One type of new share subscription right under the provisions of the Article 280-20 and the Article 280-21 of the Commercial Code (233,300 shares). For details, refer to "4. Status of the Submitting Company, 1. Status of Shares, etc., (2) Status of New Share Subscription Rights."	One type of new share subscription right under the provisions of the Article 280-20 and the Article 280-21 of the Commercial Code (628,600 shares). For details, refer to "4. Status of the Submitting Company, 1. Status of Shares, etc., (2) Status of New Share Subscription Rights."

(Important events after closing the accounts)

<table>
<tr><th>Previous consolidated fiscal year
(April 1, 2004 to March 31, 2005)</th><th>Current consolidated fiscal year
(April 1, 2005 to March 31, 2006)</th></tr>
<tr><td>In accordance with the resolution by the board of directors held on February 17, 2005, the Company issued new shares by means of stock split as follows.
1. As of May 20, 2005, one share is split into 1.1 shares.
(1) Number of shares to be increased by the split
Common stock: 3,312,548 shares
(2) Split Method
Number of shares held by shareholders recorded in the list of shareholders and the list of actual shareholders as of March 31, 2005 shall be split by the ratio of 1.1 shares per share.
2. Initial Date in Reckoning Dividend April 1, 2005
Per share information in the previous consolidated fiscal year based on the assumption that both the said stock split and the stock split carried out during the current consolidated fiscal year were made at the beginning of the previous year.
Net assets per share ¥970.03
Net profit per share for the current term ¥142.87
Fully diluted net profit per share for the current term ¥141.93
Per share information in the previous consolidated fiscal year based on the assumption that the said stock split was carried out at the beginning of the current consolidated fiscal year
Net assets per share ¥1,138.10
Net profit per share for the current term ¥197.05
Fully diluted net profit per share for the current term ¥195.66</td><td>Dissolution of Kei Ski Garage, Ltd.
The Company has adopted a resolution to dissolve Kei Ski Garage, Ltd., a non-consolidated subsidiary, on January 26, 2006.
(1) Reasons for Dissolution
Kei Ski Garage, Ltd. has been engaged in manufacture and sale of skis, but since the improvement of performance cannot be expected due to deterioration in the business environment, we decided to dissolve the company.
(2) Overview of the Dissolved Company
1) Trade name
Kei Ski Garage, Ltd.
2) Address of head office
1-5-5 Minami-Honcho, Joetsu City, Niigata Prefecture
3) Representative
Kiyoshi Kanai
4) Business line
Manufacture and sale of skis, purchase and sale of sports wear and accessories
5) Date of incorporation
November 20, 1997
6) Capital amount
¥15 million
7) Shareholder composition
Arisawa Manufacturing Co., Ltd. 94%
Director: Hideo Komori 3%
Director: Satoru Kasuya 3%
8) Business results for the year ending March 2005
Sales ¥74 million
Operating profit Δ¥8 million
Ordinary profit Δ¥8 million
Current net profit Δ¥8 million
(3) Losses of the Company in connection with Dissolution
Expected loss of ¥15,596 thousand, including waiver of loan claims is appropriated in Extraordinary losses for the current period.
(4) Schedule of Dissolution
It was dissolved as of March 31, 2006 and liquidation is to be completed by the end of June 2006.</td></tr>
</table>

5) Consolidated Schedule

[Schedule of Corporate Bonds]

Submitting Company and consolidated subsidiaries have not issued corporate bonds.

[Schedule of Borrowings, etc.]

Category	Balance at the end of previous year (¥1000)	Balance a the end of current year (¥1000)	Average interest rate (%)	Due Date
Short-term borrowings	190,000	190,000	0.60	—
Current maturities of long-term borrowings	6,000	4,000	1.50	—
Long-term borrowings (excluding current portion)	4,000	—	—	—
Other interest bearing debts	—	—	—	—
Total	200,000	194,000	—	—

Note: Average interest rate is stated by weighted average interest rate to the balance at the end of year.

(2) Other

No applicable matters.

2. Financial Statements, etc.

(1) Financial Statements

1) Balance Sheet

(in thousands of yen)

Category	Note	Previous business year (as of March 31, 2005) Amount		Ratio (%)	Current business year (as of March 31, 2006) Amount		Ratio (%)
(Asset)							
I. Current Assets							
1. Cash and deposits			7,504,157			5,449,609	
2. Notes receivable	*4		1,257,926			1,509,606	
3. Accounts receivable	*4		10,123,250			7,728,694	
4. Products and goods			11,790			13,621	
5. Semi-finished products			2,582,362			2,409,512	
6. Raw materials			1,593,680			1,999,584	
7. Work in progress			1,797,419			2,128,788	
8. Supplies			16,165			26,590	
9. Prepaid expense			199,400			567,591	
10. Deferred tax assets			470,895			182,192	
11. Loans to affiliated companies			972,966			—	
12. Short-term loans	*4		—			483,595	
13. Receivables	*5		129,726			133,733	
14. Other			84,514			31,072	
Allowance for doubtful accounts			Δ13,011			Δ49,346	
Total Current Assets			26,731,244	52.5		22,614,846	49.3
II. Fixed Assets							
1. Tangible fixed assets							
(1) Buildings	*1	12,085,436			12,707,786		
Accumulated depreciation amount		5,481,514	6,603,922		5,971,715	6,736,070	
(2) Structures	*1	928,719			1,049,687		
Accumulated depreciation amount		575,546	353,172		632,138	417,549	
(3) Machinery and equipment	*1	19,716,925			20,278,196		
Accumulated depreciation amount		12,738,032	6,978,893		13,610,709	6,667,486	
(4) Vehicles and delivery equipment		148,112			154,287		
Accumulated depreciation amount		104,889	43,223		117,243	37,044	

(in thousands of yen)

Category	Note	Previous business year (as of March 31, 2005) Amount		Ratio (%)	Current business year (as of March 31, 2006) Amount		Ratio (%)
(5) Tools and fixtures	*1	1,249,103			1,327,968		
Accumulated depreciation amount		1,027,602	221,501		1,088,361	239,606	
(6) Land	*1		1,390,662			1,389,464	
(7) Construction in progress			2,038,513			758,743	
Total Tangible Fixed Assets			17,629,888	(34.6)		16,245,964	(35.4)
2. Intangible Fixed Assets							
(1) Telephone subscription right			9,283			9,283	
(2) Facility use right			1,238			743	
(3) Patent license			106,384			79,058	
(4) Software			2,517			3,307	
(5) Other			641			191	
Total Intangible Fixed Assets			120,065	(0.2)		92,583	(0.2)
3. Investments and Other Assets							
(1) Investment securities			2,509,382			3,098,885	
(2) Stocks of affiliated companies			2,982,904			3,219,463	
(3) Investments			204			189	
(4) Investments to affiliated companies			16,290			2,190	
(5) Long-term loans			268,444			293,641	
(6) Long-term loans to employees			5,006			2,600	
(7) Long-term loans to affiliated companies			445,320			260,000	
(8) Long-term prepaid expense			120,165			107,504	
(9) Investment real estate			5,154			747	
(10) Other			116,828			115,037	
Allowance for doubtful accounts			Δ13,137			Δ168,716	
Total Investments and other Assets			6,456,564	(12.7)		6,931,542	(15.1)
Total Fixed Assets			24,206,517	47.5		23,270,091	50.7
Total Assets			50,937,762	100.0		45,884,937	100.0

(in thousands of yen)

Category	Note	Previous business year (as of March 31, 2005)			Current business year (as of March 31, 2006)		
		Amount		Ratio (%)	Amount		Ratio (%)
(Liabilities)							
I. Current Liabilities							
1. Notes payable	*4		5,169,589			5,271,614	
2. Accounts payable	*4		5,296,351			4,127,286	
3. Short-term borrowings	*1 *7		190,000			190,000	
4. Unpaid amount	*5		1,006,867			574,867	
5. Unpaid expenses			213,424			112,013	
6. Corporate income taxes, etc., payable			1,666,107			662,472	
7. Deposits received			43,840			51,655	
8. Reserve for bonuses			893,657			618,181	
9. Notes payable for facilities			1,175,249			433,223	
10. Other			32,225			29,258	
Total Current Liabilities			15,687,314	30.8		12,070,573	26.3
II. Fixed Liabilities							
1. Deferred tax liabilities			205,056			344,905	
2. Other			248,597			98,561	
Total Fixed Liabilities			453,653	0.9		443,466	1.0
Total Liabilities			16,140,968	31.7		12,514,040	27.3

(in thousands of yen)

Category	Note	Previous business year (as of March 31, 2005) Amount		Ratio (%)	Current business year (as of March 31, 2006) Amount		Ratio (%)
(Shareholders' Equity)							
I. Capital	*2		7,023,219	13.8		7,101,486	15.5
II. Capital surplus							
1. Capital reserve		6,135,250			6,213,517		
Total capital surplus			6,135,250	12.0		6,213,517	13.5
III. Earned surplus							
1. Earned surplus reserve		748,262			748,262		
2. Voluntary reserve							
(1) Reserve for dividends		171,600			171,600		
(2) Reserve for advanced depreciation of fixed assets		1,703			4,608		
(3) Reserve for special account of advanced depreciation of fixed assets		—			41,166		
(4) Reserve for special depreciation		6,340			4,415		
(5) Contingent reserve		12,530,000			16,130,000		
3. Current unappropriated retained earnings		7,687,331			4,326,507		
Total earned surplus			21,145,237	41.5		21,426,561	46.7
IV. Other revaluation balance of securities			615,343	1.2		1,073,469	2.3
V. Treasury Stocks	*3		Δ122,255	Δ0.2		Δ2,444,136	Δ5.3
Total Shareholders' Equity			34,796,794	68.3		33,370,897	72.7
Total liabilities and shareholders' equities			50,937,762	100.0		45,884,937	100.0

2) Profit and Loss Statement

(in thousands of yen)

Category	Note	Previous business year (April 1, 2004 to March 31, 2005)			Current business year (April 1, 2005 to March 31, 2006)		
		Amount		Ratio (%)	Amount		Ratio (%)
I. Sales							
1. Sales of products and goods	*1		54,149,104	100.0		41,696,008	100.0
II. Cost of Goods Sold							
1. Inventories of products and goods at the beginning of year		1,796,749			2,594,152		
2. Current purchase of goods		3,002,878			4,422,422		
3. Total current manufacturing cost of products	*4	39,079,519			30,859,144		
Total		43,879,147			37,875,719		
4. Transfer to other accounts	*2	Δ38,911			Δ30,493		
5. Inventories of products and goods at the end of year		2,594,152	41,246,082	76.2	2,423,134	35,422,091	84.9
Gross Profit on Sales			12,903,021	23.8		6,273,916	15.1
III. Selling, General & Admin. Expenses	*4						
1. Freight and packaging cost		1,282,150			1,065,862		
2. Transfer to allowance for doubtful accounts		—			27,353		
3. Compensation for officers		296,688			337,812		
4. Wage allowances		433,811			538,523		
5. Bonuses		465,940			—		
6. Transfer to reserve for bonus		185,255			95,138		
7. Transfer to officers' retirement allowance		3,320			—		
8. Transfer to retirement wage allowance		52,616			51,991		
9. Depreciation cost		138,802			128,992		
10. Other expenses		972,186	3,830,771	7.1	1,045,468	3,291,141	7.9
Operating income			9,072,250	16.7		2,982,775	7.2
IV. Non-operating Income							
1. Interest received		37,267			38,567		
2. Dividends received	*3	310,593			466,554		
3. Rent	*3	362,046			364,493		
4. Others		189,024	898,931	1.7	350,660	1,220,275	2.9

(in thousands of yen)

		Previous business year (April 1, 2004 to March 31, 2005)			Current business year (April 1, 2005 to March 31, 2006)		
Category	Note	Amount		Ratio (%)	Amount		Ratio (%)
V. Non-operating Expenses							
1. Interest paid		1,739			1,077		
2. Lease expenses	*3	235,665			238,366		
3. Transfer to allowance for doubtful accounts		—			178,203		
4. Compensation for nonconformity		—			53,246		
5. Other		74,989	312,393	0.6	55,185	526,079	1.3
Ordinary Profit			9,658,787	17.8		3,676,972	8.8
VI. Extraordinary Profits							
1. Profit on sale of fixed assets	*5	67,251			461		
2. Profit on sale of investment securities		40,708			572,864		
3. Refund of fixed assets tax		33,969			—		
4. Profit from reversal of officers' retirement bonuses		—	141,929	0.3	127,034	700,360	1.7
VII. Extraordinary Losses							
1. Loss on sale of fixed assets	*6	—			370		
2. Loss on retirement of fixed assets	*7	3,721			336,703		
3. Loss on impairment	*8	—			5,604		
4. Loss on arrangement of subsidiaries		—			98,700		
5. Golf-course-membership depreciation loss		10,310			—		
6. Loss on sale of investment securities		—			201,773		
7. Valuation loss on investment securities		—			152,773		
8. Others		1,433	15,465	0.0	11,360	807,286	1.9
Current net profits before taxes, etc.			9,785,252	18.1		3,570,046	8.6
Corporate income taxes, resident taxes and business taxes payable		3,233,000			1,033,000		
Adjusted amount of corporate income taxes, etc.		548,549	3,781,549	7.0	117,494	1,150,494	2.8
Current net profit			6,003,702	11.1		2,419,552	5.8
Profit carried forward from the previous term			1,683,628			2,093,005	
Assumed amount of unappropriated losses on merger			—			Δ186,049	
Current unappropriated retained earnings			7,687,331			4,326,507	

Schedule of Manufacturing Cost

(in thousands of yen)

Category	Note	Previous business year (April 1, 2004 to March 31, 2005) Amount		Ratio (%)	Current business year (April 1, 2005 to March 31, 2006) Amount		Ratio (%)
I. Raw materials cost			26,246,491	66.4		20,386,348	65.4
II. Labor cost			5,906,083	15.0		4,097,724	13.1
III. Expenses			7,352,145	18.6		6,706,441	21.5
(Of these, expenses for outsourcing processing		(2,109,429)			(1,329,428)		
(Of these, depreciation cost)		(2,227,043)			(2,381,660)		
(Of these, other)		(3,015,672)			(2,995,352)		
Total current manufacturing cost			39,504,721	100.0		31,190,514	100.0
Inventories of work in progress at the beginning of year			1,372,217			1,797,419	
Total			40,876,938			32,987,933	
Inventories of work in progress at the end of year			1,797,419			2,128,788	
Current manufacturing cost of products			39,079,519			30,859,144	

Calculation method of cost was in accordance with estimated unit price as relates to raw materials, and simple general cost calculation by product on the basis of distribution rate by unit, correcting the results of previous year as relates to processing cost. Difference from the actual cost is adjusted at the end of year proportionately for delivered products during the period and the products at the end, and semi-finished products and the balance of work in progress.

3) Statement of Appropriation of Retained Earnings

(in thousands of yen)

		Previous business year Approval date of shareholders meeting (as of June 29, 2005)		Current business year Approval date of shareholders meeting (as of June 29, 2006)	
Category	Note	Amount		Amount	
I. Current Unappropriated Retained Earnings			7,687,331		4,326,507
II. Reversal of Voluntary Reserves					
1. Reversal of reserve for advanced depreciation of fixed assets		17		7,479	
2. Reversal of reserve for special account of advanced depreciation of fixed assets		—		41,166	
3. Reversal of reserve for special depreciation		1,925	1,943	1,925	50,571
Total			7,689,274		4,377,079
III. Appropriated Retained Earnings					
1. Dividend	*1	1,952,178		1,170,580	
2. Voluntary reserve					
(1) Reserve for advanced depreciation of fixed assets		2,923		62,859	
(2) Reserve for special account of advanced depreciation of fixed assets		41,166		—	
(3) Contingent reserve		3,600,000	5,596,269	2,000,000	3,233,439
IV. Profit carried forward to the next period			2,093,005		1,143,639

*Note: *1. Dividend per share was ¥59 for the previous business year and ¥33 for the current business year.*

Important Accounting Policy

Item	Previous business year (April 1, 2004 to March 31, 2005)	Current business year (April 1, 2005 to March 31, 2006)
1. Valuation standards and method for securities	(1) Shares of subsidiaries and affiliates Cost method by gross average method (2) Bonds held to maturity Amortized cost method (straight line method) (3) Other securities Securities where a market value is available: Valued at the current price based on the market value on the closing day, etc. (All revaluation balance is transferred directly to capital stock and sales cost is calculated by the gross average method.) Securities where a market value is unavailable: Valued by the gross average method at cost.	(1) Shares of subsidiaries and affiliates Same as on the left. (2) Other securities Securities where a market value is available: Same as on the left. Securities where a market value is unavailable: Same as on the left.
2. Valuation standards and method for derivatives, etc.	Derivatives Valued at the current price.	Derivatives Same as on the left.
3. Valuation standards and method for inventories	Products, goods, semi-finished goods, work in progress Cost method by first-in, first-out method Raw materials and stores: Valued by the gross average method at cost.	Products, goods, semi-finished goods, work in progress Same as on the left. Raw materials and stores: Same as on the left.
4. Depreciation method of fixed assets	(1) Depreciation method for tangible fixed assets: Declining balance method However, the straight line method is used for buildings (excluding facilities connected to buildings) acquired on or after April 1, 1998. The durable length of time is as follows: Buildings: 15 - 31 years Machinery: 8 - 9 years (2) Depreciation method for intangible fixed assets: Straight line method However, straight line method is adopted for software for own use based on the period of in-house useful life (5 years).	(1) Depreciation method for tangible fixed assets Same as on the left. (2) Depreciation method for intangible fixed assets: Same as on the left.
5. Treatment method of deferred assets	All new share issuance expenses are treated at the time of payment as expenses.	Same as on the left.
6. Posting standards for allowances	(1) Allowance for doubtful accounts In order to reserve for losses from defaults on claims, a write-down as non-collectible has been charged at the actual rate of default for normal claims, and has been charged on the basis of the expected amount of default in each instance for specified claims such as those which present concerns about default. (2) Reserve for bonuses In order to prepare for payment of bonuses of employees, burden amount in the current period of expected amount of payment for bonuses is appropriated.	(1) Allowance for doubtful accounts Same as on the left. (2) Reserve for bonuses Same as on the left.

Item	Previous business year (April 1, 2004 to March 31, 2005)	Current business year (April 1, 2005 to March 31, 2006)
	(3) Reserve for retirement allowances In order to reserve retirement benefits for employees, this has been booked on the basis of liability for benefits as of the end of the business year, and the expected amount of pension assets. The difference resulting from actuarial accounting will be expensed from the next business year, according to the straight line method over a certain number of years (five years) within the average period of remaining service of the employees at the time the difference occurred. ¥166,659,000 was appropriated as prepaid pension cost since the pension assets exceeded retirement benefit obligations at the end of the current consolidated fiscal year.	(3) Reserve for retirement allowances In order to reserve retirement benefits for employees, this has been booked on the basis of liability for benefits as of the end of the business year, and the expected amount of pension assets. The difference resulting from actuarial accounting will be expensed from the next business year, according to the straight line method over a certain number of years (five years) within the average period of remaining service of the employees at the time the difference occurred. ¥459,865,000 was appropriated as prepaid pension cost since the pension assets exceeded retirement benefit obligations at the end of the current business year. (Changes in Accounting Policy) From the current business year, "Partial Amendment of Accounting Standards for Retirement Benefits" (Issue No. 3 of Accounting Standards for Business Enterprises, March 16, 2005) and "Guidelines for Application concerning Partial Amendment of Accounting Standards for Retirement Benefits" (Issue No. 7 of Application Guidelines of Accounting Standards for Business Enterprises, March 16, 2005) have been applied. As a result of this, operating profit, ordinary profit and current net profit before taxes, etc., increased by ¥1,438 thousand.
	(4) Reserve for Officers' Retirement Bonuses In preparation for the payment of officers' retirement bonuses due to retirement of officers, the Company has reserved the required amount pursuant to the internal rules, but by a resolution of the 56th general meeting of shareholders, the officers' retirement bonus scheme was abolished in June 2004. In this regard, officers' retirement bonuses for the service period by June 2004 shall be paid at the time of retirement of each officer and they are included in "Others" of fixed liabilities.	(4) —
7. Standards for Conversion of Foreign Currency Assets or Liabilities to Japanese Yen	Foreign currency debts and credits are converted to Japanese Yen at the spot exchange rate on the date of closing of accounts and the conversion differences are treated as profit or loss.	Same as on the left.
8. Treatment method of leasing transactions	Finance leasing transactions other than those for which ownership is deemed to be fully transferred to the lessee are treated in the same way as ordinary leasing transactions.	Same as on the left.
9. Other important matters for preparation of financial statements	(1) Accounting treatment of consumption tax, etc. Accounting treatment of consumption tax, etc., employs a tax-excluded system.	(1) Accounting treatment of consumption tax, etc. Same as on the left.

Changes in Accounting Method

Previous business year (From April 1, 2004 to March 31, 2005)	Current business year (From April 1, 2005 to March 31, 2006)
—	(Accounting standards for impairment of fixed assets) From the current business year, accounting standards for impairment of fixed assets ("Statement of Position on Establishment of Accounting Standards for Impairment of Fixed Assets" (Business Accounting Council, August 9, 2002) and "Application Guidelines of Accounting Standards for Impairment of Fixed Assets" (Issue No. 6 of Application Guidelines of Accounting Standards for Business Enterprises, October 31, 2003) have been applied. As a result of this, current net profit before taxes, etc., decreased by ¥5,604 thousand. In this regard, accumulated amount of impairment losses is directly deducted from the amount of each asset, based on the revised regulations of financial statements, etc.

Changes in Method of Notation

Previous business year (April 1, 2004 to March 31, 2005)	Current business year (April 1, 2005 to March 31, 2006)
—	(Balance Sheet) 1. "Loans to affiliates" (¥289,770 thousand in the current business year), which had been separately stated by the previous period, are stated in "Short-term loans," because they decreased to less than 1/100 of the total amount of assets. 2. "Short-term loans" (¥62,956 thousand in the previous business year), which had been included in "Others" in Current Assets by the previous period, is separately stated because it exceeded 1/100 of the total amount of assets.
(Profit and Loss Statement) 1. As "Nonconformity Compensation" in Non-operating expenses, which was separately stated by the previous period (¥25,954,000 in the current consolidated fiscal year), reduced to less than 10/100 of Non-operating expenses, it is included in "Others" of Non-operating expenses. 2. "Valuation loss on investment securities" (¥1,123,000 in the current consolidated fiscal year) in Extraordinary Losses, which was separately stated by the previous period, is included in "Others" of Extraordinary Losses because it decreased to less than 10/100 of the total amount of Extraordinary Losses.	(Profit and Loss Statement) 1. "Bonuses" (¥106,466 thousand in the current business year) in Selling, General & Admin. Expenses, which had been separately stated by the previous period, are stated in "Wage allowances" in Selling, General & Admin. Expenses, because they decreased to less than 5/100 of the total amount of Selling, General & Admin. Expenses. 2. "Compensation for defects" (¥25,954 thousand in the previous business year), which had been stated in "Others" in Non-operating Expenses, is separately stated because it exceeded 10/100 of the total amount of Non-operating Expenses. 3. "Valuation loss on investment securities" (¥1,123 thousand in the previous business year), which had been stated in "Others" in Extraordinary Losses, is separately stated because it exceeded 10/100 of the total amount of Extraordinary Losses.

Additional Information

Previous consolidated fiscal year (April 1, 2004 to March 31, 2005)	Current consolidated fiscal year (April 1, 2005 to March 31, 2006)
(Indication of Portion of Pro Forma Standard Taxation in Statement of Income under Corporate Enterprise Tax) From the current business year, in compliance with the Report of Practical Response, No. 12, "Practical Treatment of Indication of Portion of Pro Forma Standard Taxation in Statement of Income under Corporate Enterprise Tax" (Business Accounting Standards Committee (February 13, 2004)), added value discount and capital discount of corporate enterprise tax are appropriated in Selling and General Administrative Expenses. The amount appropriated in Selling and General Administrative Expenses was ¥90,000,000.	—

Notes

(Notes Related to Balance Sheet)

Previous business year (as of March 31, 2005)	Current business year (as of March 31, 2006)
*1 Assets provided as security and secured debt are as follows:	*1 Assets provided as security and secured debt are as follows:
Security assets: (in thousands of yen)	Security assets: (in thousands of yen)
Buildings ¥2,675,690 (¥2,675,690)	Buildings ¥4,325,230 (¥4,325,230)
Structures ¥68,296 (¥68,296)	Structures ¥121,142 (¥121,142)
Machinery and equipment ¥ 1,606,529 (¥1,606,529)	Machinery and equipment ¥3,828,422 (3,828,422)
Tools and fixtures ¥39,386 (¥39,386)	Tools and fixtures ¥67,948 (¥ 67,948)
Land ¥258,342 (¥191,025)	Land ¥258,342 (¥191,025)
Total ¥4,648,245 (¥4,580,928)	Total ¥8,601,087 (8,533,770)
Secured debt: (in thousands of yen)	Secured debt: (in thousands of yen)
Short tem borrowings ¥150,000 (¥150,000)	Short-tem borrowings ¥150,000 (¥150,000)
The figures in the brackets show mortgages of the Factory Foundation and its liabilities.	The figures in the brackets show mortgages of the Factory Foundation and its liabilities.
*2 Number of authorized shares and total number of outstanding shares	*2 Number of authorized shares and total number of outstanding shares
Number of authorized shares Common stocks 57,000,000 shares	Number of authorized shares Common stocks 130,000,000 shares
At the annual general meeting of shareholders held as of June 29, 2005, part of the Articles of Incorporation was amended and it was provided, "the authorized number of shares to be issued by the Company shall be 130 million shares; provided that in case of retirement of shares, corresponding number of shares shall be reduced."	
Total number of outstanding shares Common stocks 33,125,481 shares	Total number of outstanding shares Common stocks 36,526,129 shares
*3 Treasury stocks	*3 Treasury stocks
Number of treasury stocks held by the Company Common stocks 37,705 shares	Number of treasury stocks held by the Company Common stocks 1,053,997 shares
*4 Assets and liabilities to affiliated companies (in thousands of yen)	*4 Assets and liabilities to affiliated companies (in thousands of yen)
Notes receivable 297,782	Notes receivable 245,542
Accounts receivable 84,943	Accounts receivable 110,615
	Short-term loans 289,770
Notes payable 339,710	Notes payable 1,029,287
Accounts payable 276,327	Accounts payable 468,756
*5 Unpaid consumption tax, etc., is included in "Unpaid amount" of Current Liabilities.	*5 Consumption tax, etc., payable is included in "Receivables" of Current Assets.
6 Liabilities on guarantee	6 Liabilities on guarantee
(1) Liabilities on guarantee for borrowings of affiliated companies from financial institutions: (in thousands of yen)	(1) Liabilities on guarantee for borrowings of affiliated companies from financial institutions: (in thousands of yen)
Eagle Co., Ltd. ¥10,000	Eagle Co., Ltd. ¥4,000
Total ¥10,000	Total ¥4,000
(2) Liabilities on guarantee for purchase debt of affiliated companies from the clients (in thousands of yen)	(2) Liabilities on guarantee for purchase debt of affiliated companies from the clients (in thousands of yen)
Arisawa Kenpan Co., Ltd. ¥4,882	Arisawa Kenpan Co., Ltd. ¥4,286

Previous business year (as of March 31, 2005)	Current business year (as of March 31, 2006)
*7 The company has executed an overdraft agreement with three correspondent banks, and a loan commitment agreement with one bank, for the purpose of efficient procurement of operating capital. The following are unused lines of credit based on these agreements as of the end of the current business year: (in thousands of yen) Total amount of current account overdrafts and loan commitments ¥2,750,000 Draw-downs ¥190,000 Net ¥2,560,000	*7 The Company has executed an overdraft agreement with five correspondent banks for the purpose of efficient procurement of operating capital. The following are unused lines of credit based on these agreements as of the end of the current business year: (in thousands of yen) Total amount of current account overdrafts and loan commitments ¥5,540,000 Draw-downs ¥190,000 Net ¥5,260,000
8 Restriction on Dividends Increased amount of net assets is ¥615,343 due to attaching market value to the assets provided for in Article 124, item 3 of the Commercial Code Enforcement Regulations.	8 Restriction on Dividends Increased amount of net assets is ¥1,073,469,000 due to attaching market value to the assets provided for in Article 124, item 3 of the Commercial Code Enforcement Regulations.

(Notes to Related Profit and Loss Statement)

Previous business year (April 1, 2004 to March 31, 2005)	Current business year (April 1, 2005 to March 31, 2006)
*1 As it is difficult to classify the segment of products and goods in Sales, they are appropriated en bloc.	*1 Same as on the left.
*2 Breakdown of transfer to other accounts is as follows. Transfer of own products to manufacturing cost and others Δ¥38,911,000	*2 Breakdown of transfer to other accounts is as follows. Transfer of own products to manufacturing cost and others Δ¥30,493,000
*3 Transactions with affiliates Major items and amount Rent from affiliates ¥331,497,000 Dividends received from affiliates ¥269,823,000 Rent expenses of affiliated companies ¥225,944,000	*3 Transactions with affiliates Major items and amount Rent from affiliates ¥342,070,000 Dividends received from affiliates ¥415,506,000 Rent expenses of affiliated companies ¥229,446,000
*4 Research and development expenses included in General and administration expenses and current manufacturing cost ¥3,069,337,000	*4 Research and development expenses included in General and administration expenses and current manufacturing cost ¥2,695,530,000
*5 Profit from sale of fixed assets are ¥67,251,000 from sale of land.	*5 Breakdown of profit from sale of fixed assets is as follows. Machinery and equipment ¥264,000 Tools and fixtures ¥197,000 Total ¥461,000
*6 —	*6 Loss on sale of fixed assets are ¥370, 000 from sale of machinery and equipment.
*7 Loss on retirement of fixed assets is as follows. Tools and fixtures ¥1,313,000 Machinery and equipment ¥1,141,000 Expenses for disposal of facilities ¥1,091,000 Others ¥175,000 Total ¥3,721,000	*7 Loss on retirement of fixed assets are as follows: Machinery and equipment ¥292,919,000 Building ¥27,541,000 Expense for disposal of facilities ¥9,328,000 Tools and fixtures ¥6,404,000 Vehicles and delivery equipment ¥509,000 Total ¥336,703,000

Previous business year (April 1, 2004 to March 31, 2005)	Current business year (April 1, 2005 to March 31, 2006)
*8 —	*8 Loss on impairment The Company appropriated the following loss on impairment in the current business year. Place / Usage / Type: Myoko-shi, Niigata Prefecture / Dormant assets / Land Hichiso-cho, Kamo-gun, Gifu Prefecture / Dormant assets / Investment real estate property Shirakawa-cho, Kamo-gun, Gifu Prefecture / Dormant assets / Investment real estate property The Company makes grouping of leased assets and dormant assets by each asset based on the segment of business type. In the current business year, book value was reduced to the recoverable value with respect to the dormant assets whose market value largely decreased. The reduced amount was appropriated in Extraordinary losses as loss on impairment (¥5,604 thousand). Breakdown is Land of ¥1,197 thousand and investment real property of ¥4,407 thousand. In this regard, recoverable value of the assets is measured by the net sales price and evaluated on the basis of fixed assets tax valuation amount.

Nested table (Current business year, *8):

Place	Usage	Type
Myoko-shi, Niigata Prefecture	Dormant assets	Land
Hichiso-cho, Kamo-gun, Gifu Prefecture	Dormant assets	Investment real estate property
Shirakawa-cho, Kamo-gun, Gifu Prefecture	Dormant assets	Investment real estate property

(Notes Related to Leasing Transaction)

Previous business year (April 1, 2004 to March 31, 2005)	Current business year (April 1, 2005 to March 31, 2006)
Finance-lease transactions except for which titles to the leased items are deemed to be transferred to the lessee.	Finance-lease transactions except for which titles to the leased items are deemed to be transferred to the lessee.
1. The amount equivalent to acquisition prices of leased assets, the amount equivalent to accumulated depreciation costs, and the balance at the end of the term	1. The amount equivalent to acquisition prices of leased assets, the amount equivalent to accumulated depreciation costs, the amount equivalent to accumulated impairment losses, and the balance at the end of the term

Previous business year (in thousands of yen)

	Amount equivalent to acquisition prices	Amount equivalent to accumulated depreciation costs	Balance at period end
Tools and fixtures	93,995	41,282	52,713
Other	109,424	39,850	69,573
Total	203,419	81,132	122,286

(Note) The amount equivalent to acquisition prices are calculated on an interest paid included basis because the balance of accrued lease payments makes up such a small portion of tangible asset balance at the end of term.

Current business year (in thousands of yen)

	Amount equivalent to acquisition prices	Amount equivalent to accumulated depreciation costs	Balance at period end
Tools and fixtures	90,742	46,004	44,737
Other	185,627	45,634	139,992
Total	276,369	91,639	184,730

(Note) Same as on the left.

Previous business year

2. Balance of accrued lease payments at the end of term

(in thousands of yen)

Less than 1 year	¥39,396
More than 1 year	¥82,890
Total:	¥122,286

(Note) The amount equivalent to the balance of accrued lease payments at the end of the term is calculated on an interest paid included basis because this balance makes up such a small portion of tangible asset balance at the end of term.

3. Lease payments paid and depreciation cost equivalents:

(in thousands of yen)

Lease payments paid:	¥38,045
Depreciation cost equivalent:	¥38,045

4. Method for calculating depreciation cost equivalent:
The straight line method is adopted, where the period of lease is set as the useful life and the salvage value is set at zero.

Current business year

2. Balance of accrued lease payments at the end of term, etc.
Balance of accrued lease payments at the end of term:

(in thousands of yen)

Less than 1 year	¥51,576
More than 1 year	¥133,153
Total:	¥184,730

(Note) Same as on the left.

3. Lease payments paid, reversal of lease asset impairment account, depreciation cost equivalents and impairment losses

(in thousands of yen)

Lease payments paid:	¥44,199
Depreciation cost equivalent:	¥44,199

4. Method for calculating depreciation cost equivalent:
Same as on the left.

(On Impairment Loss)
There is no impairment loss allocated to lease assets.

(Notes Related to Securities)

Shares of subsidiaries and affiliates that have market value

(in thousands of yen)

	Previous business year (as of March 31, 2005)			Current business year (as of March 31, 2006)		
	Value shown on Balance Sheet	Market value	Balance	Value shown on Balance Sheet	Market value	Balance
Shares of affiliates	1,308,954	2,325,623	1,016,668	2,491,013	41,085,079	38,594,065

(Tax Effect Accounting related)

Previous business year (as of March 31, 2005)	Current business year (as of March 31, 2006)
1. Breakdown by Cause of Occurrence of Deferred Tax Assets and Deferred Tax Liabilities	1. Breakdown by Cause of Occurrence of Deferred Tax Assets and Deferred Tax Liabilities

Previous business year (as of March 31, 2005)

(in thousands of yen)

Deferred Tax Assets (current)	
Amount of reserve for bonuses exceeding amount allowable	361,395
Denial amount of unpaid enterprise tax	120,164
Other	65,698
Total	547,257
Deferred Tax Liabilities (current)	
Prepaid pension cost	Δ74,911
Special reserve for depreciation	Δ1,307
Other	Δ142
Total	Δ76,361
Net amount of deferred tax assets (current)	470,895
Deferred Tax Assets (fixed)	
Denial amount of valuation loss on investment securities	160,340
Denial amount of transfer to reserve for bonuses to retiring officers	56,671
Other	28,353
Total	245,365
Deferred Tax Liabilities (fixed)	
Other revaluation balance of securities	Δ417,805
Reserve for special account of advanced depreciation of fixed assets	Δ27,951
Other	Δ4,665
Total	Δ450,421
Net amount of deferred tax assets (fixed)	Δ205,056

Current business year (as of March 31, 2006)

(in thousands of yen)

Deferred Tax Assets (current)	
Denial amount of reserve for bonuses	249,992
Denial amount of unpaid enterprise tax	63,216
Denial amount of unpaid expenses	34,197
Other	35,222
Total	382,629
Deferred Tax Liabilities (current)	
Prepaid pension cost	Δ193,325
Reserve for advanced depreciation of fixed assets	Δ5,804
Special reserve for depreciation	Δ1,307
Total	Δ200,436
Net amount of deferred tax assets (current)	182,192
Deferred Tax Assets (fixed)	
Denial amount of valuation loss on investment securities	227,824
Denial amount of retirement loss of fixed assets	82,191
Transfer to allowance for doubtful accounts exceeding allowable amount	66,763
Other	42,489
Total	419,269
Deferred Tax Liabilities (fixed)	
Other revaluation balance of securities	Δ728,863
Reserve for advanced depreciation of fixed assets	Δ34,927
Other	Δ383
Total	Δ764,174
Net amount of deferred tax liabilities (fixed)	Δ344,905

Previous business year (as of March 31, 2005)

2. Breakdown of Major Items that were the causes of the difference, where there was a significant difference between statutory effective tax rate and the burden rate of corporate tax, etc., after applying tax effect accounting.
Explanatory note is omitted as the difference between the statutory effective tax rate and the burden rate of corporation tax, etc., after application of tax effect accounting is less than 5/100 of the statutory effective tax rate.

Current business year (as of March 31, 2006)

2. Breakdown of Major Items that were the causes of the difference, where there was a significant difference between statutory effective tax rate and the burden rate of corporate tax, etc., after applying tax effect accounting.

Statutory effective tax rate	40.44%
(Adjustment)	
Items permanently not includable in profits, such as dividends received	Δ3.37%
Deduction of taxes on experiment and research expenses	Δ3.36%
Utilization of taxation loss brought forward	Δ2.07%
Other	0.59%
Burden rate of corporate tax, etc., after applying tax effect accounting	32.23%

[Per share information]

Previous business year (April 1, 2004 to March 31, 2005)		Current business year (April 1, 2005 to March 31, 2006)	
Net asset per share	¥1,051.65	Net asset per share	¥940.76
Net profit per share for the current term	¥182.10	Net profit per share for the current term	¥67.31
Fully diluted net profit per share for the current term	¥180.69	Fully diluted net profit per share for the current term	¥67.16
In the current business year, stock split was made. Information per share in the previous business year, as if the split had been made as of the commencement date of the previous business year, is as follows respectively.		In the current business year, the Company carried out stock split at a ratio of 1 to 1.1 as of May 20, 2005. Information per share in the previous business year, as if the split had been made as of the commencement date of the previous business year, is as follows respectively.	
Net asset per share	¥901.67	Net asset per share	¥956.04
Net profit per share for the current term	¥130.60	Net profit per share for the current term	¥165.49
Fully diluted net profit per share for the current term	¥129.65	Fully diluted net profit per share for the current term	¥164.33

Note: Net profit per share and fully diluted net profit per share for the current term are calculated on the basis of the following:

	Previous business year (April 1, 2004 to March 31, 2005)	Current business year (April 1, 2005 to March 31, 2006)
Net profit per share		
Net Profit (in thousands of yen)	6,003,702	2,419,552
Amounts that are not attributable to common stock holders (in thousands of yen)	—	—
(Of these, bonuses to officers by appropriation of retained earnings)	(—)	(—)
Net profit for common stocks (in thousands of yen)	6,003,702	2,419,552
Average number of shares during the term	32,967,858	35,946,424
Fully diluted net profit per share		
Adjusted amount of net profit (in thousands of yen)	—	—
Increase in number of common stocks	257,598	77,228
(Of those, number of new share subscription rights)	(257,598)	(77,228)
The outline of potential dilution includes no dilution in the calculation of net profit per share after dilution due to the absence of dilutive effects:	One type of new share subscription right under the provisions of the Article 280-20 and the Article 280-21 of the Commercial Code (233,300 shares). For details, refer to "4. Status of the Submitting Company, 1. Status of Shares, etc., (2) Status of New Share Subscription Rights."	One type of new share subscription right under the provisions of the Article 280-20 and the Article 280-21 of the Commercial Code (628,600 shares). For details, refer to "4. Status of the Submitting Company, 1. Status of Shares, etc., (2) Status of New Share Subscription Rights."

(Important events after closing the accounts)

Previous business year (April 1, 2004 to March 31, 2005)	Current business year (April 1, 2005 to March 31, 2006)
In accordance with the resolution by the board of directors held on February 17, 2005, the Company issued new shares by means of stock split as follows. 1. As of May 20, 2005, one share is split into 1.1 shares. (1) Number of shares to be increased by the split Common stock: 3,312,548 shares (2) Split Method Number of shares held by shareholders recorded in the list of shareholders and the list of actual shareholders as of March 31, 2005 shall be split by the ratio of 1.1 shares per share. 2. Initial Date in Reckoning Dividend April 1, 2005 Per share information in the previous business year based on the assumption that both the said stock split and the stock split carried out during the current business year were made at the beginning of the previous year. Net assets per share ¥819.12 Net profit per share for the current term ¥118.58 Fully diluted net profit per share for the current term ¥117.80 Per share information in the previous business year based on the assumption that the said stock split was carried out at the beginning of the current business year Net assets per share ¥956.04 Net profit per share for the current term ¥165.49 Fully diluted net profit per share for the current term ¥164.33	Dissolution of Kei Ski Garage, Ltd. The Company has adopted a resolution to dissolve Kei Ski Garage, Ltd., a non-consolidated subsidiary, on January 26, 2006. (1) Reasons for Dissolution Kei Ski Garage, Ltd. has been engaged in manufacture and sale of skis, but since the improvement of performance cannot be expected due to deterioration in the business environment, we decided to dissolve the company. (2) Overview of the Dissolved Company 1) Trade name Kei Ski Garage, Ltd. 2) Address of head office 1-5-5 Minami-Honcho, Joetsu City, Niigata Prefecture 3) Representative Kiyoshi Kanai 4) Business line Manufacture and sale of skis, purchase and sale of sports wear and accessories 5) Date of incorporation November 20, 1997 6) Capital amount ¥15 million 7) Shareholder composition Arisawa Manufacturing Co., Ltd. 94% Director: Hideo Komori 3% Director: Satoru Kasuya 3% 8) Business results for the year ending March 2005 Sales ¥74 million Operating profit Δ¥8 million Ordinary profit Δ¥8 million Current net profit Δ¥8 million (3) Losses of the Company in connection with Dissolution Expected loss of ¥14,100 thousand, including waiver of loan claims is appropriated in Extraordinary losses for the current period. (4) Schedule of Dissolution It was dissolved as of March 31, 2006 and liquidation is to be completed by the end of June 2006.

4) Schedule

[Schedule of Securities]

[Shares]

Name			Number of shares (shares)	Amount reported on balance sheet (¥1,000)
Investment Securities	Other Securities	Mitsubishi Gas Chemical Co. , Ltd.	666,000	956,376
		Hachijuni Bank. Ltd.	451,113	427,204
		Mitsubishi Electric Corp.	275,000	274,725
		Daishi Bank, Ltd.	373,809	214,192
		COLORLINK, INK.	505,000	152,927
		BRIGHT VIEW TECHNOLOGEIES, INC.	868,403	152,711
		Mitsubishi UFJ Financial Group, Inc.	62	112,356
		Toshiba Corp.	219,792	150,337
		LUXIM CORPORATION	733,944	58,735
		THE HOKUETSU BANK, LTD.	97,649	35,837
		Other 19 names	1,285,304	100,743
		Sub-total	5,476,077	2,636,145
Total			5,476,077	2,636,145

[Others]

Type and Name			Number of Invested accounts (accounts)	Amount reported on balance sheet (¥1,000)
Investment Securities	Other Securities	Mitsubishi UFJ Foreign Bond Open (monthly distribution type)	143,343,706	162,809
		Beneficiary securities of investment trust (three names)	162,626,862	173,782
		IGNITE VENTURES III, L.P. OPPORTUNITY FUND	1,200,000	126,147
		Sub-total	307,170,568	462,740
Total			307,170,568	462,740

[Schedule of Tangible Fixed Assets]

(in thousands of yen)

Type of Assets	Balance at the end of previous year	Current increased amount	Current decreased amount	Balance at the end of current year	Accumulated depreciation at the end of current year or accumulated amortization	Current depreciation amount	Balance at the end of current year after deduction
Tangible Fixed Assets							
Building	12,085,436	676,330	53,980	12,707,786	5,971,715	516,639	6,736,070
Structure	928,719	120,968	—	1,049,687	632,138	56,592	417,549
Machinery and equipment	19,716,925	1,965,013	1,403,742	20,278,196	13,610,709	1,979,804	6,667,486
Vehicles and delivery equipment	148,112	11,475	5,300	154,287	117,243	17,144	37,044
Tools and fixtures	1,249,103	121,270	42,406	1,327,968	1,088,361	94,676	239,606
Land	1,390,662	—	1,197 (1,197)	1,389,464	—	—	1,389,464
Construction in progress	2,038,513	2,386,743	3,666,513	758,743	—	—	758,743
Total of Tangible Fixed Assets	37,557,473	5,281,801	5,173,140 (1,197)	37,666,133	21,420,168	2,664,857	16,245,964
Intangible Fixed Assets							
Telephone subscription right	—	—	—	9,283	—	—	9,283
Facility use right	—	—	—	7,430	6,686	495	743
Patent license	—	—	—	170,562	91,504	30,882	79,058
Software	—	—	—	4,995	1,688	1,209	3,307
Other	—	—	—	2,500	2,308	450	191
Total of Intangible Fixed Assets	—	—	—	194,771	102,187	33,038	92,583
Long-term prepaid expense	120,165	8,188	20,849	107,504	—	—	107,504
Deferred Assets							
—	—	—	—	—	—	—	—
Total of Deferred Assets	—	—	—	—	—	—	—

Note:

1. *Amount in the parentheses in the column of "Current decreased amount" is the appropriated amount of impairment losses.*
2. *Major increase in Building was display materials manufacturing facilities, ¥444,973,000, industrial structural materials manufacturing facilities, ¥149,478,000 and electronic materials manufacturing facilities, ¥39,221,000.*
3. *Major increase in Machinery and equipment was electronic materials manufacturing facilities, ¥796,360,000, display materials manufacturing facilities, ¥543,291,000, and industrial structural materials manufacturing facilities, ¥492,182,000. Major decrease in Machinery and equipment was display materials manufacturing facilities, ¥794,227,000 and electronic materials manufacturing facilities, ¥555,484,000.*
4. *Major increase in construction in progress was display materials manufacturing facilities, ¥1,086,091,000, electronic materials manufacturing facilities, ¥658,610,000 and industrial structural materials manufacturing facilities, ¥400,753,000.*
5. *As the amount of intangible fixed assets is less than 1% of the total assets, statement of "balance at the end of previous period," "increased amount in the current period" and "decreased amount in the current period" was omitted.*

[Schedule of Capital, etc.]

Category			Balance at the end of previous year	Current increased amount	Current decreased amount	Balance at the end of current year
Capital (¥1000)			7,023,219	78,267	—	7,101,486
Out of capital, outstanding shares	Common stocks *1 *2	(shares)	(33,125,481)	(3,400,648)	(—)	(36,526,129)
	Common stocks *2	(¥1,000)	7,023,219	78,267	—	7,101,486
	Total	(shares)	(33,125,481)	(3,400,648)	(—)	(36,526,129)
	Total	(¥1,000)	7,023,219	78,267	—	7,101,486
Capital reserve and other Capital surplus	(Capital reserve)					
	Share paid in Surplus *2	(¥1,000)	6,135,250	78,267	—	6,213,517
	Total	(¥1,000)	6,135,250	78,267	—	6,213,517
Earned surplus reserve and Voluntary reserve	(Earned surplus reserve)	(¥1,000)	748,262	—	—	748,262
	(Voluntary reserve)					
	Dividend reserve	(¥1,000)	171,600	—	—	171,600
	Reserve for advanced depreciation of fixed assets *3	(¥1,000)	1,703	2,923	17	4,608
	Reserve for special account of advanced depreciation of fixed assets *3		—	41,166	—	41,166
	Reserve for special depreciation *3	(¥1,000)	6,340	—	1,925	4,415
	Contingent reserve *3	(¥1,000)	12,530,000	3,600,000	—	16,130,000
	Total	(¥1,000)	13,457,906	3,644,090	1,943	17,100,053

Note: *1. *Number of treasury stocks as of the end of year of stocks is 1,053,997 shares.*

*2. *Increases in Capital, common stocks, and capital reserve were due to the following.*

(1) *Exercise of new share subscription rights granted in June 2000 under Paragraph 1 of Article 280-19 of the former Commercial Code.*

Number of shares issued 29,500 *shares*
Issue price ¥1,872
Amount of capital incorporation ¥936

(2) *Exercise of new share subscription rights granted in June 2001 under Paragraph 1 of Article 280-19 of the former Commercial Code.*

Number of shares issued 3,700 *shares*
Issue price ¥1,504
Amount of capital incorporation ¥752

(3) *Exercise of new share subscription rights granted in June 2002 under Article 280-20 and Article 280-21 of the Commercial Code.*

Number of shares issued 54,900 *shares*
Issue price ¥1,744
Amount of capital incorporation ¥872

(4) *Stock split as of May 20, 2005 (1 share was split into 1.1 shares).*

Number of shares issued 3,312,548 *shares*

*3. *Increase in Reserve for special account of advanced depreciation of fixed assets and Contingent reserve and decrease in Reserve for advanced depreciation of fixed assets and Reserve for special depreciation were due to appropriation of retained earnings in the previous closing.*

[Schedule of Reserve]

(in thousands of yen)

Category	Balance at the end of previous year	Current increased amount	Current decreased amount (for purposes)	Current decreased amount (for other)	Balance at the end of current year
Allowance for doubtful accounts	26,148	218,063	13,756	*1 12,392	218,063
Reserve for bonuses	893,657	618,181	893,657	—	618,181

*Note: *1. Current decrease in Allowance for doubtful accounts (Other) is reversal of allowance for doubtful accounts by resetting.*

(2) Details of Major Assets and Liabilities

1) Current Assets

a. Cash and deposits

Breakdown	Amount (¥1,000)
Cash	1,998
Deposits	5,447,611
(Current deposits)	(2,393,397)
(Ordinary deposits)	(54,214)
(Term deposits)	(3,000,000)
Total	5,449,609

b. Notes receivable

Breakdown by Customer

Customer	Amount (¥1,000)
MEISEI ELECTRIC Co., Ltd.	201,711
Polatechno Co., Ltd.	165,603
NIPPON FILCON CO., LTD.	140,720
Kyoei Denshi Co., Ltd.	136,723
SHINSEISHOJI CO., LTD.	115,028
Others	749,818
Total	1,509,606

Breakdown by Due Date

By Due Date	Amount (¥1,000)
April 2006	437,374
May	333,128
June	280,168
July	385,220
August	72,454
After September	1,260
Total	1,509,606

c. Accounts receivable

Breakdown by Customer

Customer	Amount (¥1,000)
Sumitomo Shoji Chemicals Co., Ltd.	1,809,286
Sony EMCS Corp.	721,954
Tomen Corporation.	668,168
Electrotechno Co., Ltd.	580,266
Mitsui & Co., Ltd.	391,182
Others	3,557,834
Total	7,728,694

Status of Occurrence and Recovery and Holding of Accounts receivable

Amount brought forward from previous period (¥1,000) (A)	Amount of occurrence in the current period (¥1,000) (B)	Recovered amount in the current period (¥1,000) (C)	Amount carried forward to next period (¥1,000) (D)	Recovery rate (%) $\frac{(C)}{(A)+(B)}$	Holding time (days) $\frac{\frac{(A)+(D)}{2}}{\frac{(B)}{365}}$
10,123,250	43,779,947	46,174,504	7,728,694	85.7	74

Note: Amount of occurrence in the current period includes consumption tax, etc.

d. Products and Goods

Item	Amount (¥1,000)
Related products	7,734
Industrial structural materials	5,636
Electric insulation materials	251
Total	13,621

e. Semi-finished Products

Item	Amount (¥1,000)
Electronic materials	1,870,048
Display materials	370,795
Industrial structural materials	133,225
Electric insulation materials	35,443
Total	2,409,512

f. Raw Materials

Item	Amount (¥1,000)
Resin drugs	139,163
Glass fiber, Special fiber	11,822
Special film, and Others	1,848,598
Total	1,999,584

g. Work in Progress

Item	Amount (¥1,000)
Display materials	1,161,496
Electronic materials	723,395
Industrial structural materials	209,247
Electric insulation materials	34,649
Total	2,128,788

h. Inventory goods

Item	Amount (¥1,000)
Consumables	14,439
Others	12,150
Total	26,590

2) Fixed Assets

Stocks of Affiliated Companies

Item	Amount (¥1,000)
Taiflex Scientific Co., Ltd.	1,598,233
Polatechno Co., Ltd.	557,740
DDD Group plc	335,040
Shinano Co., Ltd.	200,000
ARISAWA MANUFACTURING (DALIAN) CO., LTD.	183,000
Colorlink Japan Co., Ltd.	112,000
Arisawa Fiberglass Co., Ltd.	100,000
Arisawa Kenpan Co., Ltd.	133,450
Total	3,219,463

3) Current Liabilities

a. Notes payable

Breakdown by Customer

Customer	Amount (¥1,000)
Mitsui & Co., Ltd.	2,002,330
Colorlink Japan Co., Ltd.	489,106
Japan Acryace Corporation	391,346
Arisawa Fiberglass Co., Ltd.	293,011
KITANO CONSTRUCTION CORP.	192,712
Others	2,336,329
Total	5,704,838

Note: Including notes payable for facilities of ¥433,223,000.

Breakdown by Due Date

(in thousands of yen)

By Due Date	General	Facilities	Amount
April 2006	1,222,970	52,716	1,275,687
May	1,214,973	180,734	1,395,708
June	1,218,955	155,252	1,374,208
July	947,602	31,928	979,530
August	667,112	12,590	679,702
Total	5,271,614	433,223	5,704,838

b. Accounts payable

Customer	Amount (¥1,000)
Sumitomo Shoji Chemicals Co., Ltd.	785,182
Mitsui & Co., Ltd.	501,593
Nippon Kayaku Co. Ltd.	343,709
Arisawa Fiberglass Co., Ltd.	323,129
Electrotechno Co., Ltd.	229,325
Others	1,944,347
Total	4,127,286

(3) Other

No applicable matters.

6. Outline of Share Handling of the Submitting Company

Closing period	March 31
General Meeting of Shareholders	Within June
Record Date	March 31
Type of Share Certificate	Certificates for one share, 50 shares, 100 shares, 500 shares, 1,000 shares, 10,000 shares and the certificate indicating the fractional shares below 100 shares.
Record date of interim dividend	September 30
Number of shares per unit	100 shares
Stock Transfer	
Transfer Agency	Mitsubishi UFJ Trust and Banking Corporation, Transfer Agent Department, 4-5, Marunouchi 1-chome, Chiyoda-ku, Tokyo
Administrator of List of Shareholders	Mitsubishi UFJ Trust and Banking Corporation, 4-5, Marunouchi 1-chome, Chiyoda-ku, Tokyo
Agent Offices	Mitsubishi UFJ Trust and Banking Corporation, branch offices throughout Japan
Fees for transfer	Free
Fees for issuance of new certificates	Free
Purchase of odd stocks	
Transfer Agency	Mitsubishi UFJ Trust and Banking Corporation, Transfer Agent Department, 4-5, Marunouchi 1-chome, Chiyoda-ku, Tokyo
Administrator of List of Shareholders	Mitsubishi UFJ Trust and Banking Corporation, 4-5, Marunouchi 1-chome, Chiyoda-ku, Tokyo
Agent Offices	Mitsubishi UFJ Trust and Banking Corporation, branch offices throughout Japan
Purchase fees	Amount calculated from the fees for sales consignment of one unit prescribed by Tokyo Stock Exchange in proportion to the number of odd stocks purchased.
Public notice method	Public notice shall be made by electronic method; provided, however, that if it is impossible to make public notice by electronic method due to unavoidable reasons, including accidents, public notice shall be made by publication in the Nikkei Shimbun. URL to make public notice: http://www.arisawa.co.jp/japanese/koukoku.html
Privilege to shareholders	None

7. Reference Information on the Submitting Company

1. Information of Parent of Submitting Company

The Company has no parent.P

2. Other References

The Company submitted the following documents between the commencement of current business year and the submission date of financial report.

(1) Securities Report and the attached documents
Business year (the 57th term)
From April 1, 2004 to March 31, 2005
Submitted to the Chief of the Kanto Local Finance Bureau on June 30, 2005.

(2) Securities Registration Statement (issuance of new share subscription rights as a stock option) and the attached documents
Submitted to the Chief of the Kanto Local Finance Bureau on July 20, 2005.

(3) Amendment to the Securities Registration Statement
Submitted to the Chief of the Kanto Local Finance Bureau on August 4, 2005.
This is the amendment report to the Securities Registration Statement submitted on July 20, 2005.

(4) Semi-Annual Report
(The 58th term)
From April 1, 2005 to September 30, 2005
Submitted to the Chief of the Kanto Local Finance Bureau on December 20, 2005.

(5) Report of Status of Purchase of Treasury Stocks
Reporting period (from July 22, 2005 to July 31, 2005) Submitted to the Chief of the Kanto Local Finance Bureau on August 10, 2005
Reporting period (from August 1, 2005 to August 31, 2005) Submitted to the Chief of the Kanto Local Finance Bureau on September 9, 2005
Reporting period (from September 1, 2005 to September 30, 2005) Submitted to the Chief of the Kanto Local Finance Bureau on October 7, 2005
Reporting period (from October 1, 2005 to October 31, 2005) Submitted to the Chief of the Kanto Local Finance Bureau on November 10, 2005
Reporting period (from November 1, 2005 to November 30, 2005) Submitted to the Chief of the Kanto Local Finance Bureau on December 9, 2005
Reporting period (from December 1, 2005 to December 31, 2005) Submitted to the Chief of the Kanto Local Finance Bureau on January 11, 2006
Reporting period (from December 1, 2005 to December 31, 2005) Submitted to the Chief of the Kanto Local Finance Bureau on January 11, 2006
Reporting period (from January 1, 2006 to January 31, 2006) Submitted to the Chief of the Kanto Local Finance Bureau on February 13, 2006
Reporting period (from February 1, 2006 to February 28, 2006) Submitted to the Chief of the Kanto Local Finance Bureau on March 10, 2006
Reporting period (from March 1, 2006 to March 31, 2006) Submitted to the Chief of the Kanto Local Finance Bureau on April 13, 2006
Reporting period (from April 1, 2006 to April 30, 2006) Submitted to the Chief of the Kanto Local Finance Bureau on May 12, 2006
Reporting period (from May 1, 2006 to May 31, 2006) Submitted to the Chief of the Kanto Local Finance Bureau on June 9, 2006

(6) Extraordinary Report
Submitted to the Chief of the Kanto Local Finance Bureau on June 29, 2005
This is an Extraordinary Report under Article 19, paragraph 2, item 2-2 of Cabinet Office Ordinance concerning Disclosure of Corporate Businesses Conditions, etc. (issue of new share subscription rights as a stock option).

PART II. INFORMATION ON GUARANTY COMPANIES OF THE SUBMITTING COMPANY, ETC.

No applicable matters.

Audit Report of Independent Audit Corporation

June 29, 2005

To: Board of Directors
Arisawa Manufacturing Co., Ltd.

Shin Nihon & Co.

Tadao Kawauchi [Seal]
Designated and Operating Partner, Certified Public Accountant

Michiaki Miyajima [Seal]
Designated and Operating Partner, Certified Public Accountant

Naoki Nomoto [Seal]
Designated and Operating Partner, Certified Public Accountant

For the purposes of audit certification in compliance with Article 193-2 of the Securities Exchange Law, we audited the consolidated financial statements of the consolidated fiscal year from April 1, 2004 to March 31, 2005; that is, the consolidated balance sheet, the consolidated profit and loss statement, the consolidated earned surplus statement, consolidated cash flow statement, and consolidated schedules all of which are listed in the "Status of Accounting" of Arisawa Manufacturing Co., Ltd. Management holds responsibility for preparation of these consolidated financial statements and our responsibility is to express our opinions regarding these consolidated statements from an independent position.

We audited in accordance with the audit standards generally accepted in Japan. Audit standards expect us to obtain reasonable assurance as to whether significant false representation exists or not in the consolidated financial statements. An audit was conducted on the basis of audits by testing, which included review of representation of consolidated financial statements as a whole, including the assessment of the accounting policy adopted by the management and the method of its application and estimate made by management. We believe we have obtained a reasonable foundation for expressing our opinions as a result of our audit.

We recognize and certify that the above consolidated financial statements fairly represent in every material aspect, conforming to the Accounting Standards for Business Enterprises generally accepted in Japan, financial conditions of Arisawa Mfg. Co., Ltd. and consolidated subsidiaries as of March 31, 2005, and the business results and status of cash flows in the consolidated fiscal year ending on the same day.

There exists no special interest between the Company and this audit corporation or the operating partners to be stated under the provisions of the Certified Public Accountant Law.

Note: All matters in the above are copied electronically from the matters recorded in the original Audit Report. The original Audit Report is kept separately by the Company.

Audit Report of Independent Audit Corporation

June 29, 2006

To: Board of Directors
Arisawa Manufacturing Co., Ltd.

Shin Nihon & Co.

Michiaki Miyajima [Seal]
Designated and Operating Partner, Certified Public Accountant

Naoki Nomoto [Seal]
Designated and Operating Partner, Certified Public Accountant

For the purposes of audit certification in compliance with Article 193-2 of the Securities Exchange Law, we audited the consolidated financial statements of the consolidated fiscal year from April 1, 2005 to March 31, 2006; that is, the consolidated balance sheet, the consolidated profit and loss statement, the consolidated earned surplus statement, consolidated cash flow statement, and consolidated schedules all of which are listed in the "Status of Accounting" of Arisawa Manufacturing Co., Ltd. Management holds responsibility for preparation of these consolidated financial statements and our responsibility is to express our opinions regarding these consolidated statements from an independent position.

We audited in accordance with the audit standards generally accepted in Japan. Audit standards expect us to obtain reasonable assurance as to whether significant false representation exists or not in the consolidated financial statements. An audit was conducted on the basis of audits by testing, which included review of representation of consolidated financial statements as a whole, including the assessment of the accounting policy adopted by the management and the method of its application and estimate made by management. We believe we have obtained a reasonable foundation for expressing our opinions as a result of our audit.

We recognize and certify that the above consolidated financial statements fairly represent in every material aspect, conforming to the Accounting Standards for Business Enterprises generally accepted in Japan, financial conditions of Arisawa Mfg. Co., Ltd. and consolidated subsidiaries as of March 31, 2006, and the business results and status of cash flows in the consolidated fiscal year ending on the same day.

Additional Information

As stated in "Important Basic Matters for Preparation of Consolidated Financial Statements," and "Changes in Important Basic Matters for Preparation of Consolidated Financial Statements," from the current consolidated fiscal year, "Partial amendment of 'accounting standards for retirement benefits" "Accounting standards for impairment of fixed assets" are applied by the Company, accordingly consolidated financial statements are prepared in accordance with these accounting standards.

There exists no special interest between the Company and this audit corporation or the operating partners to be stated under the provisions of the Certified Public Accountant Law.

Note: All matters in the above are copied electronically from the matters recorded in the original Audit Report. The original Audit Report is kept separately by the Company.

Audit Report of Independent Audit Corporation

June 29, 2005

To: Board of Directors
Arisawa Manufacturing Co., Ltd.

Shin Nihon & Co.

Tadao Kawauchi [Seal]
Designated and Operating Partner, Certified Public Accountant

Michiaki Miyajima [Seal]
Designated and Operating Partner, Certified Public Accountant

Naoki Nomoto [Seal]
Designated and Operating Partner, Certified Public Accountant

For the purposes of audit certification in compliance with Article 193-2 of the Securities Exchange Law, we audited the financial statements of the 57th business year from April 1, 2004 to March 31, 2005; that is, the balance sheet, the profit and loss statement, the statement of appropriation of retained earnings, and schedules all of which are listed in the "Status of Accounting" of Arisawa Manufacturing Co., Ltd. Management holds responsibility for preparation of these financial statements and our responsibility is to express our opinions regarding these statements from an independent position.

We audited in accordance with the audit standards generally accepted in Japan. Audit standards expect us to obtain reasonable assurance as to whether significant false representation exists or not in the financial statements. An audit was conducted on the basis of audits by testing, which included review of representation of financial statements as a whole, including the assessment of the accounting policy adopted by the management and the method of its application and estimate made by management. We believe we have obtained a reasonable foundation for expressing our opinions as a result of our audit.

We recognize and certify that the above financial statements fairly represent in every material aspect, conforming to the Accounting Standards for Business Enterprises generally accepted in Japan, financial conditions of Arisawa Mfg. Co., Ltd. as of March 31, 2005, and the business results in the business year ending on the same day.

There exists no special interest between the Company and this audit corporation or the operating partners to be stated under the provisions of the Certified Public Accountant Law.

Note: All matters in the above are copied electronically from the matters recorded in the original Audit Report. The original Audit Report is kept separately by the Company.

Audit Report of Independent Audit Corporation

June 29, 2006

To: Board of Directors
Arisawa Manufacturing Co., Ltd.

Shin Nihon & Co.

Michiaki Miyajima [Seal]
Designated and Operating Partner, Certified Public Accountant

Naoki Nomoto [Seal]
Designated and Operating Partner, Certified Public Accountant

For the purposes of audit certification in compliance with Article 193-2 of the Securities Exchange Law, we audited the financial statements of the 58th business year from April 1, 2005 to March 31, 2006; that is, the balance sheet, the profit and loss statement, the statement of appropriation of retained earnings, and schedules all of which are listed in the "Status of Accounting" of Arisawa Manufacturing Co., Ltd. Management holds responsibility for preparation of these financial statements and our responsibility is to express our opinions regarding these statements from an independent position.

We audited in accordance with the audit standards generally accepted in Japan. Audit standards expect us to obtain reasonable assurance as to whether significant false representation exists or not in the financial statements. An audit was conducted on the basis of audits by testing, which included review of representation of financial statements as a whole, including the assessment of the accounting policy adopted by the management and the method of its application and estimate made by management. We believe we have obtained a reasonable foundation for expressing our opinions as a result of our audit.

We recognize and certify that the above financial statements fairly represent in every material aspect, conforming to the Accounting Standards for Business Enterprises generally accepted in Japan, financial conditions of Arisawa Mfg. Co., Ltd. as of March 31, 2006, and the business results in the business year ending on the same day.

Additional Information

As stated in "Important Accounting Policy" and "Changes in Accounting Method," from the current business year "Partial amendment of 'accounting standards for retirement benefits" and "Accounting standards for impairment of fixed assets" are applied by the Company, accordingly financial statements are prepared in accordance with these accounting standards.

There exists no special interest between the Company and this audit corporation or the operating partners to be stated under the provisions of the Certified Public Accountant Law.

Note: All matters in the above are copied electronically from the matters recorded in the original Audit Report. The original Audit Report is kept separately by the Company.